    As filed with the Securities and Exchange Commission on May 3, 2000


                                                   Registration No. 333-90449
                                                                    811-09667

                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                    FORM S-6

               FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933





                        PRE-EFFECTIVE AMENDMENT NUMBER 1

                 CANADA LIFE OF AMERICA VARIABLE LIFE ACCOUNT 1
                             (Exact Name of Trust)

                    CANADA LIFE INSURANCE COMPANY OF AMERICA
                              (Name of Depositor)

                          6201 Powers Ferry Road, N.W.
                             Atlanta, Georgia 30339
         (Complete address of Depositor's Principal Executive Offices)


                           Craig R. Edwards, Esquire
                          6201 Powers Ferry Road, N.W.
                             Atlanta, Georgia 30339
          (Name and Complete Address of Agent for Service of Process)


                                    Copy to:
                            Stephen E. Roth, Esquire
                        Sutherland Asbill & Brennan LLP
                         1275 Pennsylvania Avenue, N.W.
                          Washington, D.C. 20004-2415

                 Approximate Date of Proposed Public Offering:
As soon as practicable after the effective date of this Registration Statement.

                       Title of Securities Being Offered:
  Interests in the Separate Account issued through Individual Flexible Premium
                       Variable Life Insurance Policies.

        The Registrant hereby amends this registration statement on such dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                    CANADA LIFE INSURANCE COMPANY OF AMERICA
        HOME OFFICE: 6201 POWERS FERRY ROAD, NW, ATLANTA, GEORGIA 30339

                             PHONE: 1-800-232-1335


        VARIABLE LIFE SERVICE CENTER: 440 LINCOLN STREET, P.O. BOX 1881,


                             BOSTON, MA 02266-8181


--------------------------------------------------------------------------------


                        CANADA LIFE PRESTIGE SERIES VUL

                 CANADA LIFE OF AMERICA VARIABLE LIFE ACCOUNT 1
           INDIVIDUAL FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
--------------------------------------------------------------------------------

     This Prospectus describes the individual flexible premium variable life insurance policy (the Policy) offered by Canada Life Insurance Company of America (We, Our, Us or the Company).

     The Policyowner (You or Your) may choose among the divisions (the Sub-Accounts) of the Canada Life of America Variable Life Account 1 (the Variable Account) and/or the Fixed Account. Assets in each Sub-Account are invested in corresponding Portfolios of the following fund companies (the Funds):


The Alger American Fund (Alger American)             Fidelity Variable Insurance Products Fund III
Berger Institutional Products Trust (Berger                                     (Fidelity VIP III)
Trust)                                                      Goldman Sachs Variable Insurance Trust
The Dreyfus Socially Responsible Growth Fund,                                  (Goldman Sachs VIT)
Inc.                                                         The Montgomery Funds III (Montgomery)
  (Dreyfus Socially Responsible)                              Seligman Portfolios, Inc. (Seligman)
Dreyfus Variable Investment Fund (Dreyfus VIF)
Fidelity Variable Insurance Products Fund
  (Fidelity VIP)
Fidelity Variable Insurance Products Fund II
  (Fidelity VIP II)


     The Policy Value will vary according to the investment performance of the Portfolio(s) in which the Sub-Accounts You choose are invested. You bear the entire investment risk on amounts allocated to the Variable Account. The Policies are not suitable for short-term investment because of the substantial nature of the surrender charge.

     This Prospectus provides basic information that a prospective Policyowner should know before investing. It may not be advantageous to replace existing insurance with this Policy.


  PLEASE READ THIS PROSPECTUS CAREFULLY BEFORE BUYING A POLICY AND KEEP IT FOR
                                     FUTURE
     REFERENCE. THIS PROSPECTUS MUST BE ACCOMPANIED BY CURRENT PROSPECTUSES
       FOR THE FUNDS. THE FUNDS' PROSPECTUSES ACCOMPANY THIS PROSPECTUS.



  THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE
    SECURITIES NOR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



   THE POLICY AND THE SUB-ACCOUNTS ARE NOT INSURED BY THE FDIC NOR ANY OTHER
                                  AGENCY. THEY
 ARE NOT DEPOSITS OR OTHER OBLIGATIONS OF ANY BANK AND ARE NOT BANK GUARANTEED.
   THE POLICY DESCRIBED IN THIS PROSPECTUS IS SUBJECT TO MARKET FLUCTUATION,
                INVESTMENT RISK AND POSSIBLE LOSS OF PRINCIPAL.



                  The date of this Prospectus is May 15, 2000.

                               TABLE OF CONTENTS


                                                      PAGE
                                                      ----
DEFINITIONS.........................................    1
SUMMARY.............................................    3
  What is the Policy's Objective?...................    3
  Who are the Key Persons Under the Policy?.........    3
  What Happens When the Insured Dies?...............    3
  Can I Examine the Policy?.........................    4
  How Much Can I Invest and How Often?..............    4
  Can I Make Transfers Among the Funds and the Fixed
    Account?........................................    5
  Can I Make Future Changes Under My Policy?........    5
  Can I Convert My Policy Into A Fixed Policy?......    6
  What Are the Expenses and Fees of the Funds?......    7
THE COMPANY.........................................   10
THE VARIABLE ACCOUNT AND THE FUNDS..................   10
  The Variable Account..............................   10
  The Funds.........................................   11
  Resolving Material Conflicts......................   11
  The Alger American Fund...........................   12
    Alger American Growth Portfolio.................   12
    Alger American Leveraged AllCap Portfolio.......   12
    Alger American MidCap Growth Portfolio..........   12
    Alger American Small Capitalization Portfolio...   12
  Berger Institutional Products Trust...............   12
    Berger/BIAM IPT-International Fund..............   13
    Berger IPT-Small Company Growth Fund............   14
  The Dreyfus Socially Responsible Growth Fund,
    Inc. ...........................................   14
  Dreyfus Variable Investment Fund..................   14
    Dreyfus VIF Appreciation Portfolio..............   14
    Dreyfus VIF Growth and Income Portfolio.........   14
  Fidelity Variable Insurance Products Fund.........   14
    Fidelity VIP Growth Portfolio...................   14
    Fidelity VIP High Income Portfolio..............   14
    Fidelity VIP Money Market Portfolio.............   14
    Fidelity VIP Overseas Portfolio.................   14
  Fidelity Variable Insurance Products Fund II......   14
    Fidelity VIP II Asset Manager Portfolio.........   14
    Fidelity VIP II Contrafund Portfolio............   14
    Fidelity VIP II Index 500 Portfolio.............   14
    Fidelity VIP II Investment Grade Bond
      Portfolio.....................................   14
  Fidelity Variable Insurance Products Fund III.....   15
    Fidelity VIP III Growth Opportunities
      Portfolio.....................................   15
  Goldman Sachs Variable Insurance Trust............   15
    Goldman Sachs VIT Capital Growth Portfolio......   15
    Goldman Sachs VIT CORE U.S. Equity Portfolio....   15
    Goldman Sachs VIT Global Income Portfolio.......   15
    Goldman Sachs VIT Growth and Income Portfolio...   15
  The Montgomery Funds III..........................   15
    Montgomery Variable Series: Emerging Markets
      Fund..........................................   15
    Montgomery Variable Series: Growth Fund.........   16
  Seligman Portfolios, Inc. ........................   16
    Seligman Communications and Information
      Portfolio.....................................   16
    Seligman Frontier Portfolio.....................   16
    Change in Investment Objective..................   16
THE POLICY..........................................   16
  Applying for a Policy.............................   16
  Right to Examine..................................   17
  Conversion Privilege..............................   17
  Payments..........................................   17
    Electronic Funds Transfer (EFT).................   18
    Allocation of Net Payments......................   18
  Transfers.........................................   18
    Transfer Privilege..............................   18
    Dollar Cost Averaging...........................   19
  Account Rebalancing...............................   20



                                                      PAGE
                                                      ----
  Death Benefit.....................................   20
    Guideline Minimum Death Benefit.................   20
    Net Death Benefit...............................   20
  Election of Death Benefit Options.................   21
    Death Benefit Option 1 -- Level Guideline
      Premium Test..................................   21
    Death Benefit Option 2 -- Adjustable Guideline
      Premium Test..................................   21
  Changing Between Death Benefit Option 1 and Death
    Benefit 2.......................................   23
    Change from Death Benefit Option 1 to Death
      Benefit Option 2..............................   24
    Change from Death Benefit Option 2 to Death
      Benefit Option 1..............................   24
  Guaranteed Death Benefit Rider....................   24
    Guaranteed Death Benefit........................   25
    Termination of the Guaranteed Death Benefit
      Rider.........................................   25
  Change in Face Amount.............................   25
    Increases.......................................   25
    Decreases.......................................   26
  Policy Value......................................   26
  Sub-Accounts......................................   27
    Sub-Account Value...............................   27
    Units...........................................   27
  Unit Value........................................   27
    Net Investment Factor...........................   28
  Payment Options...................................   28
  Optional Insurance Benefits.......................   28
  Surrender.........................................   28
  Partial Withdrawal................................   28
  Delay of Payments.................................   29
CHARGES AND DEDUCTIONS..............................   29
  Deductions From Payments..........................   29
  Monthly Deduction.................................   30
    Monthly Expense Charge..........................   30
    Monthly Administration Fee......................   30
    Monthly Mortality and Expense Risk Charge.......   30
    Cost of Insurance Charges.......................   30
  Fund Expenses.....................................   32
  Surrender Charge..................................   32
  Partial Withdrawal Charges........................   32
  Transfer Charges..................................   33
  Other Administrative Charges......................   33
POLICY LOANS........................................   33
  Preferred Loan Option.............................   33
  Repayment of Outstanding Loan.....................   34
  Effect of Policy Loans............................   34
POLICY TERMINATION AND REINSTATEMENT................   34
  Termination.......................................   34
  Reinstatement.....................................   35
OTHER POLICY PROVISIONS.............................   36
  Policyowner.......................................   36
  Beneficiary.......................................   36
  Assignment........................................   36
  Modification......................................   36
  Notification of Death.............................   36
  Written Request...................................   37
  Incontestability..................................   37
  Suicide...........................................   37
  Misstatement of Age or Sex........................   37
FEDERAL TAX STATUS..................................   37
  The Company and the Variable Account..............   37
  Taxation of the Policies..........................   38
  Policy Loans......................................   38
  Modified Endowment Contracts......................   38
  Possible Tax Changes..............................   40
VOTING RIGHTS.......................................   40

DELETION OR SUBSTITUTION OF INVESTMENTS.............   40
FURTHER INFORMATION.................................   41
DISTRIBUTION........................................   42
INFORMATION ABOUT THE FIXED ACCOUNT.................   42
  General Description...............................   42
  Fixed Account Interest............................   42
  Fixed Account Policy Value........................   43
FINANCIAL STATEMENTS................................   43
APPENDIX A -- GUIDELINE MINIMUM DEATH BENEFIT
  TABLES............................................  A-1
APPENDIX B -- OPTIONAL INSURANCE BENEFITS...........  B-1
APPENDIX C -- PAYMENT OPTIONS.......................  C-1
APPENDIX D -- EXAMPLES OF DEATH BENEFIT, POLICY
  VALUES AND ACCUMULATED PAYMENTS...................  D-1
APPENDIX E -- CALCULATION OF MAXIMUM SURRENDER
  CHARGES...........................................  E-1
APPENDIX F -- PERFORMANCE INFORMATION...............  F-1
APPENDIX G -- MAXIMUM MONTHLY EXPENSE CHARGES.......  G-1

                                  DEFINITIONS

     ACCEPTANCE: The date We mail the Policy if the application is approved with no changes requiring Your consent; otherwise, the date We receive Your written consent to any changes.

     AGE: How old the Insured is on the birthday nearest to a Policy
Anniversary.

     BENEFICIARY: The person or persons You name to receive the Net Death Benefit when the Insured dies. The Owner may designate primary, contingent and irrevocable Beneficiaries.

     CASH SURRENDER VALUE: The amount payable on a full surrender. It is the Policy Value less any Outstanding Loan and surrender charges.

     DATE OF ISSUE: The date the Policy was issued, used to measure the Monthly Processing Date, Policy months, Policy years and Policy Anniversaries. Coverage begins on this date.

     DEATH BENEFIT: The amount payable to the Beneficiary when the Insured dies prior to the Final Payment Date, before deductions for any Outstanding Loan and partial withdrawals, partial withdrawal charges, and due and unpaid Monthly Deductions.

     DUE PROOF OF DEATH: Proof of death that is satisfactory to Us. Such proof may consist of: 1) a certified copy of the death certificate; or 2) a certified copy of the decree of a court of competent jurisdiction as to the finding of death.

     EARNINGS: The amount by which the Policy Value exceeds the sum of the payments made less all withdrawals and withdrawal charges. Earnings are calculated at least once each month.

     EVIDENCE OF INSURABILITY: Information, including medical information, used to decide the Insured's Underwriting Class.

     FACE AMOUNT: The amount of insurance coverage, selected by You and used to compute the Death Benefit, including any additional increases or decreases.

     FINAL PAYMENT DATE: The Policy Anniversary nearest the Insured's 100th birthday. After this date, no payments may be made.

     FIXED ACCOUNT: Part of Our General Account that provides a fixed interest rate. This account is not part of and does not depend on the investment performance of the Variable Account.

     GENERAL ACCOUNT: All Our assets other than those held in a separate investment account.

     GUIDELINE MINIMUM DEATH BENEFIT: The minimum Death Benefit required to qualify the Policy as "life insurance" under federal income tax laws.

     INSURED: The person whose life is insured by this Policy.

     LOAN VALUE: The maximum amount You may borrow under the Policy.

     MINIMUM MONTHLY PAYMENT: A monthly amount shown in Your Policy. If You pay this amount, We guarantee that Your Policy will not lapse before the 49th Monthly Processing Date from the Date of Issue or increase in Face Amount, within limits.

     MONTHLY DEDUCTION: Consists of the charges taken on each Monthly Processing Date up to the Final Payment Date, including the cost of insurance charge, monthly expense charge, monthly administration fee, monthly mortality and expense risk charge, and any monthly rider charges.

     MONTHLY PROCESSING DATE: The date when the Monthly Deduction is taken.

     NET AMOUNT AT RISK: On the Monthly Processing Date, the Death Benefit minus the Policy Value prior to the Monthly Deduction. In any other day it is the Death Benefit minus the Policy Value.

     NET DEATH BENEFIT: The amount payable to the Beneficiary when the Insured dies.

     NET PAYMENT: Your payment less a payment expense charge.

     NON-PARTICIPATING: The Policy is non-participating and is not eligible for dividends.

     OUTSTANDING LOAN: All Policy loans taken plus loan interest due or accrued less any loan payments.

     POLICY ANNIVERSARY: The same date in each policy year as the Date of Issue.

     POLICY CHANGE: Any change in the Face Amount, the addition or deletion of a rider, underwriting reclassifications, or changing from Death Benefit Option 1 to Death Benefit Option 2 (and vice versa).

     POLICYOWNER: The person who may exercise all rights under the Policy, with the consent of any irrevocable Beneficiary. "You" and "Your" refer to the Policyowner in this Prospectus.

     POLICY VALUE: The sum of the Variable Account value and the Fixed Account value.

     PORTFOLIOS: The investment portfolios of the Funds in which the Sub-Accounts invest.

     PREMIUM: A payment You must make to Us to keep the Policy in force.

     PRO-RATA ALLOCATION: An allocation among the Fixed Account and the Sub-Accounts in the same proportion that, on the date of allocation, the unloaned Policy Value in the Fixed Account and the Policy Value in each Sub-Account bear to the total unloaned Policy Value.

     SUB-ACCOUNT: A subdivision of the Variable Account investing exclusively in the shares of a Portfolio.

     UNDERWRITING CLASS: The insurance risk classification that We assign the Insured based on the information in the application and other Evidence of Insurability We consider. The Insured's Underwriting Class will affect the Monthly Deduction and the payment required to keep the Policy in force.

     UNIT: A measurement used in the determination of the Policy's Variable Account value.

     VALUATION DAY: Each day the New York Stock Exchange is open for trading.

     VALUATION PERIOD: The period beginning at the close of business on a Valuation Day and ending at the close of business on the next succeeding Valuation Day. The close of business is the close of regular trading on the New York Stock Exchange (usually 4:00 P.M. Eastern Time).

     VARIABLE ACCOUNT: Canada Life of America Variable Life Account 1.


     VARIABLE LIFE SERVICE CENTER: Our administrator's office at the mailing address shown on page 1 of the Prospectus.


     WRITTEN REQUEST: Your request in writing, satisfactory to Us, received at the Variable Life Service Center.

                                    SUMMARY

     This summary provides a brief description of some of the features and charges of the Policy offered by Us. You will find more detailed information in the rest of this Prospectus and the Policy. Please keep the Policy and its riders or endorsements, if any, together with the application. Together they are the entire agreement between You and Us.

WHAT IS THE POLICY'S OBJECTIVE?

     The objective of the Policy is to give life insurance protection and help You build assets tax-deferred. Features available through the Policy include:

     - a Net Death Benefit that can protect Your Beneficiaries, which includes a payment option that can guarantee an income for life;

     - ability to create Your own personalized investment portfolio within Your Policy;

     - experienced professional investment advisers administering the Funds (see the Fund prospectuses); and

     -   tax deferral on earnings.

     While the Policy is in force, it will provide:

     -   life insurance coverage on the Insured;

     -   Policy Value;

     -   surrender rights and partial withdrawal rights;

     -   loan privileges; and

     -   optional insurance benefits available by rider.

     The Policy combines features and benefits of traditional life insurance with the advantages of professional money management. However, unlike the fixed benefits of ordinary life insurance, the Policy Value and the Death Benefit under Death Benefit Option 2, will increase or decrease depending on investment results. Unlike traditional insurance policies, the Policy has no fixed schedule for payments. Within limits, You may make payments of any amount and frequency. While You may establish a schedule of payments (planned payments), the Policy will not necessarily lapse if You fail to make planned payments. Also, making planned payments will not guarantee that the Policy will remain in force.

WHO ARE THE KEY PERSONS UNDER THE POLICY?

     The Policy is a contract between You and Us. Each Policy has a Policyowner
(You), an Insured (You or another individual You select) and a Beneficiary. As Policyowner, You make payments, choose investment allocations and select the Insured and Beneficiary. The Insured is the person whose life is insured under the Policy. The Beneficiary is the person who receives the Net Death Benefit if the Insured dies while the Policy is in force.

WHAT HAPPENS WHEN THE INSURED DIES?

     We will pay the Net Death Benefit to the Beneficiary when the Insured dies while the Policy is in force. You may choose among three Death Benefit options. Under Death Benefit Option 1 and Death Benefit Option 3, the Death Benefit is the greater of (a) the Face Amount or (b) the Guideline Minimum Death Benefit. Under Death Benefit Option 2, the Death Benefit is the greater of (a) the sum of the Face Amount and Policy Value or (b) the Guideline Minimum Death Benefit. For more information, see "Election of Death Benefit Options" under THE POLICY.

     The Net Death Benefit payable to the Beneficiary is the Death Benefit less any Outstanding Loan, partial withdrawals, partial withdrawal charges, and due and unpaid Monthly Deductions. However, after the Final Payment Date, the Net Death Benefit is the Policy Value less any Outstanding Loan. The Beneficiary may receive the Net Death Benefit in a lump sum or under a payment option We offer at that time.

     An optional Guaranteed Death Benefit Rider is available only at issue of the Policy. (The Guaranteed Death Benefit Rider may not be available in all states). If this Rider is in effect, the Company:

     - guarantees that Your Policy will not lapse regardless of the investment performance of the Variable Account; and

     -   provides a guaranteed Net Death Benefit.

     In order to maintain the Guaranteed Death Benefit Rider, certain minimum Premium payment tests must be met on each Policy Anniversary and within 48 months following the Date of Issue and/or the date of any increase in Face Amount. See "Death Benefits" under THE POLICY. In addition, a one-time administrative charge of $25 will be deducted from the Policy Value when the Guaranteed Death Benefit Rider is elected. Certain transactions, including any Outstanding Loan, partial withdrawals, underwriting reclassifications, changes in Face Amount, and changes in Death Benefit Options, can result in the termination of the Rider. If this Rider is terminated, it cannot be reinstated. For more information, see "Guaranteed Death Benefit Rider" under THE POLICY.

CAN I EXAMINE THE POLICY?

     Yes. You have the right to examine and cancel Your Policy by returning it to the Variable Life Service Center or to one of Our representatives on or before the 10th day after You receive the Policy or longer when state law requires. See the "Right to Examine Policy" provision in Your Policy. The Policy will be void from the Date of Issue.

     If Your Policy provides for a full refund of payments under its "Right to Examine Policy" provision, as required by state law, the Company will mail a refund to You within seven days. We may delay a refund of any payment made by check until the check has cleared the bank. Your refund will be the greater of:

     -   Your entire payment; or

     - the Policy Value plus deductions under the Policy for taxes, charges or fees.

     If Your Policy does not provide for a full refund, You will receive:

     -   the value in the Fixed Account; plus

     -   the Policy Value in the Variable Account; plus

     - all fees, charges and taxes, which have been imposed at the Policy level.

     After an increase in Face Amount, a right to cancel the increase also applies. See "Right to Examine" provision under THE POLICY.

WHAT IS THE VARIABLE ACCOUNT?

     The Variable Account is a separate investment account separate from the Fixed Account that consists of Sub-Accounts. Amounts in the Variable Account will vary according to the investment performance of the Portfolios of the Fund(s) in which Your elected Sub-Accounts are invested. You may allocate Your Net Premium and make transfers, within limits, among the Sub-Accounts of the Variable Account and the Fixed Account. The assets of each Sub-Account are invested in the corresponding Portfolios of the Funds that are listed on the cover page of this Prospectus. See THE VARIABLE ACCOUNT AND THE FUNDS.

WHAT IS THE FIXED ACCOUNT?

     The Fixed Account offers a minimum guaranteed interest rate. It is part of Our General Account. You may allocate all or part of Net Premium to the Fixed Account or make transfers from the Variable Account to the Fixed Account. Certain restrictions apply. See "Transfers; Transfer Privilege" under THE POLICY and "INFORMATION ABOUT THE FIXED ACCOUNT".

HOW MUCH CAN I INVEST AND HOW OFTEN?

     The number and frequency of Your payments are flexible. See "Payments" under THE POLICY for additional information and restrictions.

     You can allocate Your Policy Value among the Sub-Accounts and the Fixed Account to meet Your investment needs. If Your Policy provides for a full refund of Premiums paid under its "Right to Examine Policy" provision, We will allocate all Sub-Account investments to the money market Sub-Account for:

     -   14 days from Acceptance; or

     - 24 days from Acceptance for replacements in states with a 20-day right to examine; or

     - 34 days from Acceptance for California citizens Age 60 and older, who have a 30-day right to examine.

     After this, We will allocate all amounts as You have chosen.

CAN I MAKE TRANSFERS AMONG THE FUNDS AND THE FIXED ACCOUNT?

     Yes. You may transfer among the Funds and the Fixed Account, subject to Our consent and then current rules, see "Transfer; Transfer Privilege" under THE POLICY. You will incur no current taxes on transfers while Your money is in the Policy.

CAN I GET MONEY OUT OF MY POLICY?

     You may borrow up to the Loan Value of Your Policy. You may also make partial withdrawals and surrender the Policy for its Cash Surrender Value. There are two types of loans that may be available to You:

     - a standard loan option is always available to You. The Loan Value is 90% of the difference between Policy Value and surrender charges. The Company will charge interest on the amount of the loan at a current annual rate of 4.8%. This current rate of interest may change, but is guaranteed not to exceed 6%. However, the Company will also credit interest on the Policy Value securing the loan. The annual interest rate credited to the Policy Value securing a standard loan is 4.0%.

     - a preferred loan option is automatically available to You unless You request otherwise. The preferred loan option is available on that part of the Outstanding Loan that is attributable to Earnings. The Company will charge interest on the amount of the loan at a current annual rate of 4.00%. This current rate of interest may change, but is guaranteed not to exceed 4.50%. The annual interest rate credited to the Earnings securing a preferred loan is 4.0%.


     We will allocate Policy loans among the Sub-Accounts and the Fixed Account according to Your instructions. If You do not make an allocation, We will make a Pro-rata Allocation. We will transfer Pro-rata Allocations from each Sub-Account and the unloaned portion of the Fixed Account to equal the total amount of the loan. This Outstanding Loan amount is transferred to the Fixed Account. Loans may have tax consequences. See "Taxation of the Policies" under FEDERAL TAX STATUS.


     You may surrender Your Policy and receive its Cash Surrender Value. After the first Policy year, You may make partial withdrawals of $200 or more from Policy Value, subject to possible surrender charges. Under Death Benefit Option 1 and Death Benefit Option 3, the Face Amount is reduced by each partial withdrawal not classified as a preferred partial withdrawal. We will not allow a partial withdrawal if it would reduce the Face Amount below $40,000. A surrender or partial withdrawal may have tax consequences. See "Taxation of the Policies" under FEDERAL TAX STATUS.

     A request for a preferred loan, a partial withdrawal after the Final Payment Date, or the foreclosure of any Outstanding Loan will terminate a Guaranteed Death Benefit Rider. See "Guaranteed Death Benefit Rider" under THE POLICY.

CAN I MAKE FUTURE CHANGES UNDER MY POLICY?

     Yes. There are several changes You can make after receiving Your Policy, within limits. You may:

     -   cancel Your Policy under its "Right to Examine" provision;

     -   transfer Your ownership to someone else;

     -   change the Beneficiary;

     - change the allocation of payments into the Sub-Accounts and the Fixed Account;

     - make transfers of Policy Value among the Sub-Accounts and the Fixed Account, with no current tax consequences under current law;

     -   adjust the Death Benefit by increasing or decreasing the Face Amount;

     - change Your choice of Death Benefit options between Death Benefit Option 1 and Death Benefit Option 2; and

     -   add or remove optional insurance benefits provided by a rider.

CAN I CONVERT MY POLICY INTO A FIXED POLICY?

     Yes. You can convert Your Policy without charge during the first 24 months after the Date of Issue or after an increase in Face Amount. On conversion, We will transfer the Policy Value in the Variable Account to the Fixed Account. We will allocate all future payments to the Fixed Account, unless You instruct Us otherwise.

WHAT CHARGES WILL I PAY?

     The following charges will apply to Your Policy under the circumstances described. Some of these charges apply throughout the Policy's duration. Other charges apply only if You choose options under the Policy.

     - From each payment, We will deduct a PAYMENT EXPENSE CHARGE of 6.00%, which is composed of the following:

         Premium Tax Charge:  2.00%

         Deferred Acquisition Costs (DAC Tax) Charge:  1.00%

         Front-End Sales Load:  3.00%

     - On each Monthly Processing Date, We take the following deductions (the Monthly Deduction) from the Policy Value:

         Cost of Insurance Charge -- This charge varies with the sex (other than states requiring unisex rates), age, duration, smoking status, and Underwriting Class of the Insured and the Death Benefit Option selected.


         Monthly Expense Charge -- This charge is set at issue based on the age, sex, and Underwriting Class of the Insured, for each $1,000 of the Policy's Face Amount. The charge applies only for the first 10 years after issue or an increase in Face Amount. To see the maximum Monthly Expense Charge per $1,000 of the Policy's Face Amount, see APPENDIX
         G -- MAXIMUM MONTHLY EXPENSE CHARGES.


         Monthly Administration Fee -- $7.50.


         Monthly Mortality and Expense Risk Charge -- This charge is currently equal to an annual rate of 0.35% of the Policy Value in each Sub-Account for the first 10 Policy years and an annual rate of 0.10% for Policy year 11 and later. The charge is based on the Policy Value in the Sub-Accounts as of the prior Monthly Processing Date. This charge is not assessed in whole or in part against the Fixed Account. The Company may increase this charge, subject to state and federal law, to an annual rate of 0.60% of the Policy Value in each Sub-Account for the first 10 Policy years and an annual rate of 0.30% for Policy year 11 and later. This charge will continue to be deducted after the Final Payment Date.



         Monthly Rider Charges -- These charges will vary based on the riders selected and by the sex, age, and Underwriting Class of the Insured under the rider. Please see APPENDIX B -- OPTIONAL INSURANCE BENEFITS.


     - The charges below apply only if You surrender Your Policy or make partial withdrawals:

         Surrender Charge -- A surrender charge will apply to a full withdrawal, a decrease in Face Amount, or any partial withdrawal exceeding the preferred partial withdrawal, up to the beginning of the 10th Policy year from Date of Issue of the Policy or from the date of increase in Face Amount. The maximum surrender charge is equal to a specific dollar amount that is set at issue based on the age, sex, and Underwriting Class of the Insured for each $1,000 of the Policy's Face Amount. The amount of the surrender charge decreases annually to zero by the beginning of the 10th Policy year.



         If there are increases in the Face Amount, each increase will have a corresponding surrender charge. These charges will be specified in a supplemental schedule of benefits sent to you at the time of the increase.



         For more information, see APPENDIX E -- CALCULATION OF MAXIMUM SURRENDER CHARGES for examples of how We compute the maximum surrender charge.



         THE SURRENDER CHARGES MAY BE SIGNIFICANT. YOU MAY HAVE NO CASH SURRENDER VALUE IF YOU SURRENDER YOUR POLICY DURING THE EARLY POLICY YEARS.


         Partial Withdrawal Charges -- We deduct the following charges from Policy Value:


         - A transaction fee of 2% of the amount withdrawn, not to exceed $25, is assessed against each partial withdrawal.


         - A proportional amount of the full surrender charge is applied to any partial withdrawal, except for that part of the partial withdrawal which is considered a preferred partial withdrawal. See "Partial Withdrawal Charges" under CHARGES AND DEDUCTIONS. We reduce the Policy's outstanding surrender charge, if any, by this amount.

         Other charges You may incur:


         Charge for Optional Guaranteed Death Benefit Rider -- A one time administrative charge of $25 will be deducted from Policy Value when the Rider is elected. Please see APPENDIX B -- OPTIONAL INSURANCE BENEFITS.


         Transfer Charge -- Currently, the first 12 transfers of Policy Value in a Policy year are free. A current transfer charge of $10, never to exceed $25, applies for each additional transfer in the same Policy year. This charge is for the costs of processing the transfer. This charge does not apply to Dollar Cost Averaging or Account Rebalancing.

         Other Administrative Charges -- We reserve the right to charge for other administrative costs. While there are no current charges for these costs, We may impose a charge not to exceed $25 for:

         -   changing Net Payment allocation instructions;

         - changing the allocation of the Monthly Deduction among the various Sub-Accounts and the Fixed Account;

         -   providing a projection of values; or

         -   reissuance of a lost Policy (printing a duplicate Policy).

     See CHARGES AND DEDUCTIONS.

WHAT ARE THE EXPENSES AND FEES OF THE FUNDS?

     In addition to the charges described above, certain fees and expenses are deducted from the assets of the underlying Funds. The levels of fees and expenses vary among the underlying Funds. The following table shows the expenses of the underlying Funds for 1999. For more information concerning fees and expenses, see the prospectuses of the underlying Funds.

        FUNDS' ANNUAL EXPENSES FOR THE YEAR ENDED DECEMBER 31, 1999


        (after Expense Reimbursement, as indicated, and as a percentage of average net assets)



                                                           OTHER EXPENSES    TOTAL
                                              MANAGEMENT   (AFTER EXPENSE    ANNUAL
                 PORTFOLIO                       FEES      REIMBURSEMENT)   EXPENSES
                 ---------                    ----------   --------------   --------
Alger American Growth.......................    0.75%          0.04%         0.79%
Alger American Leveraged AllCap.............    0.85%          0.08%         0.93%
Alger American MidCap Growth................    0.80%          0.05%         0.85%
Alger American Small Capitalization.........    0.85%          0.05%         0.90%
Berger/BIAM IPT-International(1)............    0.90%          0.30%         1.20%
Berger IPT-Small Company Growth(1)..........    0.00%          1.15%         1.15%
Dreyfus VIF Appreciation....................    0.75%          0.03%         0.78%
Dreyfus VIF Growth and Income...............    0.75%          0.04%         0.79%
Dreyfus Socially Responsible................    0.75%          0.04%         0.79%
Fidelity VIP Growth(2)......................    0.58%          0.08%         0.66%
Fidelity VIP High Income....................    0.58%          0.11%         0.69%
Fidelity VIP Money Market...................    0.18%          0.09%         0.27%
Fidelity VIP Overseas(2)....................    0.73%          0.18%         0.91%
Fidelity VIP II Asset Manager(2)............    0.53%          0.10%         0.63%
Fidelity VIP II Contrafund(R)(3)............    0.58%          0.09%         0.67%
Fidelity VIP II Index 500(2)................    0.24%          0.04%         0.28%
Fidelity VIP II Investment Grade Bond.......    0.43%          0.11%         0.54%
Fidelity VIP III Growth Opportunities(2)....    0.58%          0.11%         0.69%
Goldman Sachs VIT Capital Growth(4).........    0.25%          1.00%         1.25%
Goldman Sachs VIT CORE U.S. Equity(4).......    0.20%          0.50%         0.70%
Goldman Sachs VIT Global Income(4)..........    0.25%          1.15%         1.40%
Goldman Sachs VIT Growth and Income(4)......    0.25%          1.00%         1.25%
Montgomery Variable Series: Emerging
  Markets...................................    1.25%          0.37%         1.62%
Montgomery Variable Series: Growth(5).......    0.52%          0.73%         1.25%
Seligman Communications and Information.....    0.75%          0.11%         0.86%
Seligman Frontier(6)........................    0.75%          0.20%         0.95%



(1) The Managers of the Berger/BIAM IPT-International Fund and Berger IPT-Small Company Growth Fund have agreed to waive their management fees and reimburse the Funds for additional expenses to the extent that the Funds' total annual expenses exceed 1.20% and 1.15%, respectively. Without this waiver, the management fees, other expenses, and total annual expenses would have been 0.90%, 1.55%, and 2.45% for the Berger/BIAM IPT-International Fund, and 0.85%, 0.64%, and 1.49% for the Berger IPT-Small Company Growth Fund. This waiver may not be terminated or amended except by a vote of each of the Fund's Board of Trustees.



(2) A portion of the brokerage commissions that certain Fidelity Portfolios pay was used to reduce Fund expenses. In addition, certain Portfolios have entered into arrangements with their custodian and transfer agent whereby interest earned on uninvested cash balances was used to reduce custodian and transfer agent expenses. After these reductions, Total Expenses for the Fidelity VIP Growth Portfolio, Fidelity VIP Overseas Portfolio, Fidelity VIP II Asset Manager Portfolio, Fidelity VIP II Contrafund Portfolio, and Fidelity VIP II Growth Opportunities Portfolio were 0.65%, 0.87%, 0.62%, 0.65%, and 0.68%, respectively.



(3) The Fidelity VIP II's investment adviser agreed to reimburse a portion of the Fidelity VIP II Index 500 Portfolio's expenses during the period. Without this reimbursement, the Management Fee, Other Expenses, and Total Expenses for the Fidelity VIP II Index 500 Portfolio would have been 0.57%, 2.77%, and 3.34%, respectively.



(4) The Goldman Sachs VIT Funds' expenses are based on estimated expenses for fiscal year December 31, 2000. The Investment Advisers to the Goldman Sachs VIT Capital Growth, CORE U.S. Equity, Global Income and Growth and Income Funds have voluntarily agreed to reduce or limit certain "Other Expenses" of such Funds (excluding management fees, taxes, interest and brokerage fees and litigation, indemnification and other extraordinary expenses) to the extent such expenses exceed 0.25%, 0.20%, 0.25% and 0.25% per annum of such Funds' average daily net assets, respectively. The expenses shown include this reimbursement. If excluded, the estimated Other Expenses and estimated Total Expenses for the Goldman Sachs VIT Capital Growth, CORE U.S. Equity, Global Income and Growth and Income Funds would be 0.75% and 0.94%, 0.70% and 0.20%, 0.90% and 1.78%, and 0.75% and 0.47%, respectively. The reductions or limits may be discontinued or modified by the investment advisers in their discretion at any time.

(5) The Manager of the Montgomery Variable Series: Growth Fund voluntarily reimbursed the Growth Fund for a portion of its management fee. The management fee, other expenses, and total expenses, without this voluntary reimbursement, were 1.52%, 0.73%, and 2.25%, respectively.



(6) J. & W. Seligman & Co., Incorporated voluntarily agreed to reimburse expenses of Seligman Frontier Portfolio, other than the management fee, which exceed 0.20%. Without reimbursement, Other Expenses and Total Annual Expenses would have been 0.21% and 0.96% respectively.


There is no assurance that these waiver or reimbursement policies will be continued in the future. If any of these policies are discontinued, it will be reflected in an updated prospectus.

     The data with respect to the Funds' annual expenses have been provided to Us by the Funds and We have not independently verified such data.

WHAT ARE THE LAPSE AND REINSTATEMENT PROVISIONS OF MY POLICY?

     The Policy will not lapse if You fail to make payments unless:

     - the Policy Value less an Outstanding Loan is insufficient to cover the next Monthly Deduction and loan interest accrued; or

     - an Outstanding Loan exceed Policy Value.

     There is a 62-day grace period in either situation.

     If You make payments at least equal to Minimum Monthly Payments, We guarantee that Your Policy will not lapse before the 49th Monthly Processing Date from Date of Issue or increase in Face Amount, within limits and excluding loan foreclosure. If the Guaranteed Death Benefit Rider is in effect, the Policy will not lapse regardless of the investment performance of the Variable Account excluding loan foreclosure. For more information, see "Guaranteed Death Benefit Rider."

     You may reinstate Your Policy within three years after the grace period, within limits. See POLICY TERMINATION & REINSTATEMENT for further details.

HOW WILL THE POLICY BE TAXED?


     Death benefits paid to the Beneficiary generally are not subject to Federal income tax. Under current law, undistributed increases in cash value generally are not taxable to You. See "FEDERAL TAX STATUS."



     Loans, assignments, and other pre-death distributions may have tax consequences depending primarily on the amount which You have paid into the Policy but also on any "material change" in the terms or benefits of the Policy or any Death Benefit reduction. If premium payments, a Death Benefit reduction, or a material change cause the Policy to become a "Modified Endowment Contract," then pre-death distributions (including loans) will be included in income on an income first basis, and a 10% penalty tax may be imposed on income distributed before the Policyowner attains age 59 1/2. Tax considerations may therefore influence the amount and timing of premium payments and certain Policy transactions which You choose to make. See "FEDERAL TAX STATUS."



     If the Policy is not a Modified Endowment Contract, loans under the Policy will generally not be taxable to You as long as the Policy has not lapsed, been surrendered or terminated. With some exceptions, other pre-death distributions under a Policy that is not a Modified Endowment Contract are includible in income only to the extent that they exceed Your investment in the Policy. See "FEDERAL TAX STATUS."


     This Summary is intended to provide only a very brief overview of the more significant aspects of the Policy. This Prospectus and the Policy provide further detail. The Policy provides insurance protection for the named Beneficiary.

DOES CANADA LIFE OFFER OTHER POLICIES?

     We offer variable annuity policies which also invest in the same Portfolios of the Funds. We also offer a full line of traditional life insurance and annuity policies through Our parent company, The Canada Life Assurance Company. For more information about these policies, please contact Your Registered Representative.

WHAT IF I HAVE QUESTIONS?

     We will be happy to answer Your questions about the Policy or Our procedures. Call or write to Us at the Variable Life Service Center. The phone number or address is located on page 1. All inquiries should include the Policy number and the names of the Policyowner and the Insured.

     If You have questions concerning Your investment strategies, please contact Your Registered Representative.

                                  THE COMPANY


     We are a stock life insurance company with assets as of December 31, 1999 of approximately $3.0 billion (U.S. dollars). We were incorporated under Michigan law on April 12, 1988, and Our Home Office is located at 6201 Powers Ferry Road, NW, Atlanta, Georgia 30339. We are principally engaged in issuing and reinsuring annuity and life insurance policies.


     We share Our A.M. Best rating with Our parent company, The Canada Life Assurance Company. From time to time, We will quote this rating and Our ratings from Standard & Poor's Corporation, Duff & Phelps Inc., and/or Moody's Investors Service for claims paying ability. These ratings relate to Our financial ability to meet Our contractual obligations under Our insurance contracts. They do not take into account deductibles, surrender or cancellation penalties, or timeliness of claim payment. They also do not address the suitability of a Policy for a particular purchaser, or relate to Our ability to meet non-policy obligations.


     We are a wholly-owned subsidiary of The Canada Life Assurance Company, a Canadian life insurance company headquartered in Toronto, Ontario, Canada. The Canada Life Assurance Company commenced insurance operations in 1847 and has been actively operating in the United States since 1889. It is one of the largest life insurance companies in North America with consolidated assets as of December 31, 1999 of approximately $36.5 billion (U.S. dollars).


     Obligations under the Policies are obligations of Canada Life Insurance Company of America.

     We are subject to regulation and supervision by the Michigan Insurance Bureau, as well as the laws and regulations of all jurisdictions in which We are authorized to do business.

     We are a charter member of the Insurance Marketplace Standards Association
(IMSA). Companies that belong to IMSA subscribe to a rigorous set of standards that cover the various aspects of sales and service for individually sold life insurance and annuities. IMSA members have adopted policies and procedures that demonstrate a commitment to honesty, fairness, and integrity in all customer contacts involving sales and service of individual life insurance and annuity products.


SERVICES AND REINSURANCE AGREEMENTS WITH ALLMERICA FINANCIAL



     We are entering into a Product Development and Administrative Services Agreement ("Services Agreement") with First Allmerica Financial Life Insurance Company ("Allmerica Financial"), a life insurance company organized and existing under the laws of the Commonwealth of Massachusetts. Under the Services Agreement, Allmerica Financial will provide, at the Variable Life Services Center, on Our behalf, all Policy underwriting services, claims processing and other administrative services, including maintenance of the books and records that contain all pertinent information necessary to the administration and operation of the Policies.



     We are also entering into a modified coinsurance agreement with Allmerica Financial, reinsuring certain of Our rights, liabilities and obligations with respect to the Policies.


                       THE VARIABLE ACCOUNT AND THE FUNDS

THE VARIABLE ACCOUNT

     We established the Canada Life of America Variable Life Account 1 (the Variable Account) as a separate investment account on July 22, 1988, under Michigan law. Although We own the assets in the Variable Account, these assets are held separately from Our other assets and are not part of Our General Account. The income, gains or losses, whether or not realized, from the assets of the Variable Account are credited to or charged against the Variable Account in accordance with the policies without regard to Our other income, gains or losses.

     The portion of the assets of the Variable Account equal to the reserves and other contract liabilities of the Variable Account will not be charged with liabilities that arise from any other business that We conduct. We have the right to transfer to Our General Account any assets of the Variable Account which are in excess of such reserves and other liabilities.

     The Variable Account is registered with the Securities and Exchange Commission (the SEC) as a unit investment trust under the Investment Company Act of 1940 (the 1940 Act) and meets the definition of a "separate account" under the federal securities laws. However, the SEC does not supervise the management, investment policies or practices of the Variable Account.

     The Variable Account currently is divided into Sub-Accounts. Each Sub-Account invests its assets in shares of the corresponding Portfolio of the Funds described below.

THE FUNDS

     The Variable Account invests in shares of:


       The Alger American Fund (Alger American)        Fidelity Variable Insurance Products Fund III
       Berger Institutional Products Trust (Berger     (Fidelity VIP III)
       Trust)                                          Goldman Sachs Variable Insurance Trust
       The Dreyfus Socially Responsible Growth Fund,   (Goldman Sachs VIT)
       Inc.                                            The Montgomery Funds III (Montgomery)
         (Dreyfus Socially Responsible)                Seligman Portfolios, Inc. (Seligman)
       Dreyfus Variable Investment Fund (Dreyfus VIF)
       Fidelity Variable Insurance Products Fund
       (Fidelity VIP) Fidelity Variable Insurance
       Products Fund II
         (Fidelity VIP II)


     Shares of a Portfolio of the above listed Funds are purchased and redeemed for a corresponding Sub-Account at their net asset value. Any amounts of income, dividends and gains distributed from the shares of a Portfolio are reinvested in additional shares of that Portfolio at their net asset value. The Funds' prospectuses defines the net asset value of Portfolio shares.

     The Funds are management investment companies with one or more investment Portfolios. Each Fund is registered with the SEC as an open-end, management investment company. Such registration does not involve supervision of the management or investment practices or policies of the company or the Portfolios by the SEC.

     The Funds may, in the future, create additional portfolios that may or may not be available as investment options under the Policies. Each Portfolio has its own investment objectives and the income and losses for each Portfolio are determined separately for that Portfolio.

     The investment objectives and policies of certain Portfolios of the Funds are similar to the investment objectives and policies of other portfolios that may be managed by the same investment adviser or manager. The investment results of the Portfolios of the Funds, however, may differ from the results of such other portfolios. There can be no assurance, and no representation is made, that the investment results of any of the Portfolios of the Funds will be comparable to the investment results of any other portfolio, even if the other portfolios have the same investment adviser or manager.

     We have entered into agreements with the investment advisers of several of the Funds pursuant to which each such investment adviser will pay Us a service fee based upon an annual percentage of average net assets invested by Us on behalf of the Variable Account. These agreements cover administrative services provided to the Funds by Us. Payments of such amounts by an investment adviser do not increase the fees paid by the Portfolios or Policyowners invested in the Portfolios.

RESOLVING MATERIAL CONFLICTS

     The Funds are now, or may be in the future, used as investment vehicles for variable life insurance and variable annuity contracts issued by Us, as well as registered separate accounts of other insurance companies offering variable life and annuity contracts. In addition, certain Funds available with the Policy may sell shares to retirement plans qualifying under Section 401 of the Code ("Retirement Plans"). As a result, there is a possibility that a material conflict may arise between the interests of Policyowners and such Retirement Plans or participants in such Retirement Plans.

     We currently do not foresee any disadvantages to Policyowners resulting from the Funds selling shares to support products other than Our contracts or to Retirement Plans. However, there is a possibility that a material conflict may arise between Policyowners whose policy values are allocated to the Variable Account and the owners of variable life insurance policies and variable annuity contracts issued by such other companies whose values are allocated to one or more other separate accounts investing in any one of the Funds. In the event of a material conflict, We will take any necessary steps, including removing the Variable Account from that Fund, to resolve the matter. The board of directors of each Fund also will monitor events in order to identify any material conflicts that possibly may arise and determine what action, if any, should be taken in response to those events or conflicts. See each individual Fund prospectus for more information.

     The following is a brief description of the investment objectives of each of the Funds' Portfolios. THERE IS NO ASSURANCE THAT THE INVESTMENT OBJECTIVE OF ANY PORTFOLIO WILL BE ACHIEVED. Please see the accompanying prospectuses for the Funds for more detailed information, including a description of risks and expenses.

THE ALGER AMERICAN FUND

     The Alger American Fund (Alger American) is intended to be a funding vehicle for variable annuity contracts and variable life insurance policies to be offered by the separate accounts of certain life insurance companies; its shares also may be offered to qualified pension and retirement plans. Each of its Portfolios has distinct investment objectives and policies. Further information regarding the investment practices of each of the Portfolios is set forth below.

ALGER AMERICAN GROWTH PORTFOLIO

     The Alger American Growth Portfolio seeks long-term capital appreciation by focusing on growing companies that generally have broad product lines, markets, financial resources and depth of management. Under normal circumstances, the Portfolio invests primarily in the equity securities of large companies. The Portfolio considers a large company to have a market capitalization of $1 billion or greater.

ALGER AMERICAN LEVERAGED ALLCAP PORTFOLIO

     The Alger American Leveraged AllCap Portfolio seeks long-term capital appreciation. Under normal circumstances, the Portfolio invests in the equity securities of companies of any size which demonstrate promising growth potential. The Portfolio can leverage, that is, borrow money, up to one-third of its total assets to buy additional securities. By borrowing money, the Portfolio has the potential to increase its returns if the increase in the value of the securities purchased exceeds the cost of borrowing, including interest paid on the money borrowed.

ALGER AMERICAN MIDCAP GROWTH PORTFOLIO

     The investment objective of the Portfolio is long-term capital appreciation. It focuses on midsize companies with promising growth potential. Under normal circumstances, the Portfolio invest primarily in the equity securities of companies having a market capitalization within the range of companies in the S&P MidCap 400 Index.

ALGER AMERICAN SMALL CAPITALIZATION PORTFOLIO

     The investment objective of the Alger American Small Capitalization Portfolio is long-term capital appreciation. It focuses on small, fast-growing companies that offer innovative products, services or technologies to a rapidly expanding marketplace. Under normal circumstances, the Portfolio invests primarily in the equity securities of small capitalization companies. A small capitalization company is one that has a market capitalization within the range of the Russell 2000 Growth Index or the S&P SmallCap 600 Index.

BERGER INSTITUTIONAL PRODUCTS TRUST

     The Berger Institutional Products Trust (Berger Trust) is intended to be a funding vehicle for variable annuity contracts and variable life insurance policies offered by the separate accounts of certain life insurance companies; and its shares may also be offered to qualified pension and retirement plans. The Berger Trust is an open-end investment company and each of its Portfolios has distinct investment objectives and policies. Further information regarding the investment practices of the Portfolios available under this Policy is set forth below.

BERGER/BIAM IPT-INTERNATIONAL FUND


     The Portfolio is advised by BBOI Worldwide LLC (a joint venture between Berger LLC and Bank of Ireland Asset Management (U.S.) Limited), which has delegated daily management of the Portfolio to Bank of Ireland Asset Management (U.S.) Limited (BIAM). The investment objective of the Berger/BIAM IPT-International Fund is long-term capital appreciation. The Portfolio seeks to achieve this objective by investing primarily in common stocks of well established companies located outside the United States. The Portfolio intends to diversify its holdings among several countries and to have, under normal market conditions, at least 65% of the Portfolio's total assets invested in the securities of companies located in at least five countries, not including the United States.



     Berger LLC and BIAM have entered into an agreement to dissolve BBOI Worldwide LLC. The dissolution of BBOI Worldwide LLC will have no effect on the investment advisory services provided to the Fund. Contingent upon shareholder approval, when BBOI Worldwide LLC is dissolved, Berger LLC will become the Fund's advisor and BIAM will continue to be responsible for day-to-day management of the Fund's portfolio as subadvisor. If approved by shareholders, these advisory changes are expected to take place in the first half of this year.


BERGER IPT-SMALL COMPANY GROWTH FUND


     The Portfolio is advised by Berger LLC. The investment objective of the Berger IPT-Small Company Growth Fund is capital appreciation. The Portfolio seeks to achieve this objective by investing primarily in common stocks of small companies and other securities with equity features. Under normal circumstances, the Portfolio invests at least 65% of its assets in equity securities of companies whose market capitalizations, at the time of initial purchase, is less than the 12-month average of the maximum market capitalization for companies included in the Russell 2000. This average is updated monthly. The balance of the Portfolio may be invested in larger companies, government securities or other short-term investments.


THE DREYFUS SOCIALLY RESPONSIBLE GROWTH FUND, INC.


     The Dreyfus Socially Responsible Growth Fund, Inc. (Dreyfus Socially Responsible) seeks to provide capital growth, with current income as a secondary goal. To pursue these goals, the Fund invests primarily in common stock of companies that, in the opinion of the Fund's management, meet traditional investment standards and conduct their business in a manner that contributes to the enhancement of the quality of life in America.


DREYFUS VARIABLE INVESTMENT FUND


     Dreyfus Variable Investment Fund is an open-end, management investment company, that is intended to be a funding vehicle for variable annuity and variable life insurance contracts. Two of the Fund's Portfolios are available under this Policy, the Dreyfus VIF-Growth and Income Portfolio and Dreyfus VIF-Appreciation Portfolio.



DREYFUS VIF-APPRECIATION PORTFOLIO



     The Portfolio seeks long-term capital growth consistent with the preservation of capital; current income is a secondary goal. To pursue these goals, the Portfolio invests in common stock focusing on "blue chip" companies with total market values of more than $5 billion at the time of purchase. These established companies have demonstrated sustained patterns of profitability, strong balance sheets, an expanding global presence, and the potential to achieve predictable, above-average earnings growth.



DREYFUS VIF-GROWTH AND INCOME PORTFOLIO



     The Growth and Income Portfolio seeks long-term capital growth, current income and growth of income, consistent with reasonable investment risk. To pursue this goal, it invests in stocks, bonds, and money market instruments of domestic and foreign issuers. The Portfolio's stock investments may include common stocks, preferred stocks, and convertible securities

FIDELITY VARIABLE INSURANCE PRODUCTS FUND

     The Fidelity Variable Insurance Products Fund (Fidelity VIP) acts as one of the funding vehicles for the Policy with three Portfolios available under the
Policy: Fidelity VIP Growth; Fidelity VIP High Income; and Fidelity VIP Overseas. Fidelity VIP is managed by Fidelity Management & Research Company (Investment Manager).

FIDELITY VIP GROWTH PORTFOLIO

     The Fidelity VIP Growth Portfolio seeks to achieve capital appreciation. The Portfolio invests primarily in common stocks.

FIDELITY VIP HIGH INCOME PORTFOLIO

     The Fidelity VIP High Income Portfolio seeks to obtain a high level of current income by investing at least 65% of total assets in income-producing debt securities, preferred stocks and convertible securities, with an emphasis on lower-quality debt securities, while also considering growth of capital. Please refer to the accompanying Fidelity prospectus for a description and explanation of the unique risks associated with investing in high risk, high yielding, lower rated fixed income securities.

FIDELITY VIP MONEY MARKET PORTFOLIO

     The Fidelity VIP Money Market Portfolio seeks to obtain a high level of current income as is consistent with the preservation of capital and liquidity.

FIDELITY VIP OVERSEAS PORTFOLIO

     The Fidelity VIP Overseas Portfolio seeks long-term growth of capital primarily through investments in foreign securities. This Portfolio provides a means for investors to diversify their own Portfolios by participating in companies and economies outside of the United States.

FIDELITY VARIABLE INSURANCE PRODUCTS FUND II

     The Fidelity Variable Insurance Products Fund II (Fidelity VIP II) acts as one of the funding vehicles for the Policy with the VIP II Asset Manager, VIP II Contrafund(R) and VIP II Index 500 Portfolios available under the Policy. Fidelity VIP II is managed by Fidelity Management & Research Company (Investment Manager).

FIDELITY VIP II ASSET MANAGER PORTFOLIO

     The Fidelity VIP II Asset Manager Portfolio seeks high total return with reduced risk over the long-term by allocating its assets among domestic and foreign stocks, bonds and short-term money market instruments.

FIDELITY VIP II CONTRAFUND(R) PORTFOLIO

     The Fidelity VIP II Contrafund(R) Portfolio seeks capital appreciation by investing in securities of companies whose value the Investment Manager believes is not fully recognized by the public.

FIDELITY VIP II INDEX 500 PORTFOLIO

     The Fidelity VIP II Index 500 Portfolio seeks a total return which corresponds to that of the Standard & Poor's Composite Index of 500 Stocks.

FIDELITY VIP II INVESTMENT GRADE BOND PORTFOLIO

     The Fidelity VIP II Index 500 Portfolio seeks as high a level of current income as is consistent with the preservation of capital.

FIDELITY VARIABLE INSURANCE PRODUCTS FUND III

     The Fidelity Variable Insurance Products Fund III (Fidelity VIP III) acts as one of the funding vehicles for the Policy with the VIP III Growth Opportunities Portfolio available under the Policy. Fidelity VIP III is managed by Fidelity Management & Research Company (Investment Manager).

FIDELITY VIP III GROWTH OPPORTUNITIES PORTFOLIO

     The Fidelity VIP III Growth Opportunities Portfolio seeks capital growth by investing primarily in common stocks.

GOLDMAN SACHS VARIABLE INSURANCE TRUST


     The Goldman Sachs Variable Insurance Trust is an open-end, management investment company offering the following Portfolios: Goldman Sachs VIT Capital Growth Portfolio, Goldman Sachs VIT CORE(SM) U.S. Equity Portfolio, Goldman Sachs VIT Global Income Portfolio and Goldman Sachs VIT Growth and Income Portfolio.


GOLDMAN SACHS VIT CAPITAL GROWTH PORTFOLIO

     This Portfolio seeks long-term growth of capital through diversified investments in equity securities of companies that are considered to have long-term capital appreciation potential.

GOLDMAN SACHS VIT CORE U.S. EQUITY PORTFOLIO

     This Portfolio seeks long-term growth of capital and dividend income through a broadly diversified Portfolio of large cap and blue chip equity securities representing all major sectors of the U.S. economy.

GOLDMAN SACHS VIT GLOBAL INCOME PORTFOLIO

     This Portfolio seeks a high total return, emphasizing current income and, to a lessor extent, providing opportunities for capital appreciation. The Fund invests primarily in a portfolio of high quality fixed-income securities of U.S. foreign issuers and foreign currencies.

GOLDMAN SACHS VIT GROWTH AND INCOME PORTFOLIO

     This Portfolio seeks long-term growth of capital and growth of income through investments in equity securities that are considered to have favorable prospects for capital appreciation and/or dividend paying ability.

THE MONTGOMERY FUNDS III

     Shares of Montgomery Variable Series: Emerging Markets Fund and Montgomery Variable Series: Growth Fund, Portfolios of The Montgomery Funds III (Montgomery), an open-end investment company, are available under this Policy.

MONTGOMERY VARIABLE SERIES: EMERGING MARKETS FUND

     The investment objective of this Portfolio is capital appreciation, which under normal conditions it seeks by investing at least 65% of its total assets in equity securities of companies in countries having emerging markets. For these purposes, the Portfolio defines an emerging market country as having an economy that is or would be considered by the World Bank or the United Nations to be emerging or developing.

MONTGOMERY VARIABLE SERIES: GROWTH FUND

     The investment objective of this Portfolio is capital appreciation, which under normal conditions it seeks by investing at least 65% of its total assets in the equity securities, usually common stock of domestic companies of all sizes and emphasizes companies having market capitalizations of $1 billion or more.


CORE(SM) is a service mark of Goldman, Sachs & Co.

SELIGMAN PORTFOLIOS, INC.

     Seligman Portfolios, Inc. (Seligman) currently has fifteen Portfolios, two of which are available under the Policy: Communications and Information; and Frontier. Seligman is a diversified open-end investment company incorporated in Maryland which uses the investment advisory services of J. & W. Seligman & Co. Incorporated, a Delaware corporation.

SELIGMAN COMMUNICATIONS AND INFORMATION PORTFOLIO

     The investment objective of this Portfolio is to produce capital gain. Income is not an objective. The Portfolio seeks to achieve its objective by investing primarily in securities of companies operating in the communications, information and related industries.

SELIGMAN FRONTIER PORTFOLIO

     The investment objective of this Portfolio is to produce growth in capital value; income may be considered but will be only incidental to the Portfolio's investment objective. The Portfolio invests primarily in equity securities of smaller companies selected for their growth prospects.

     A FULL DESCRIPTION OF THE FUNDS, THEIR INVESTMENT OBJECTIVES, THEIR POLICIES AND RESTRICTIONS, THEIR EXPENSES AND OTHER ASPECTS OF THEIR OPERATION, AS WELL AS A DESCRIPTION OF THE RISKS RELATED TO INVESTMENT IN THE FUNDS, IS CONTAINED IN THE ACCOMPANYING PROSPECTUSES FOR THE FUNDS. THE PROSPECTUSES FOR THE FUNDS SHOULD BE READ CAREFULLY BY A PROSPECTIVE PURCHASER ALONG WITH THIS PROSPECTUS BEFORE INVESTING.

CHANGE IN INVESTMENT OBJECTIVE

     The investment objective of a Sub-Account may not be changed unless the change is approved, if required, by the Michigan Insurance Bureau. A statement of such approval will be filed, if required, with the insurance department of the state in which the Policy is delivered.

                                   THE POLICY

APPLYING FOR A POLICY

     After receiving a completed application from a prospective Policyowner, We will begin underwriting to decide the insurability of the proposed Insured. We may require medical examinations and other information before deciding insurability. We issue a Policy only after underwriting has been completed. We may reject an application that does not meet Our underwriting guidelines.

     If a prospective Policyowner makes an initial payment of at least one Minimum Monthly Payment, We will provide fixed conditional insurance during underwriting. The fixed conditional insurance will be the insurance applied for, up to a maximum of $500,000, depending on Age and Underwriting Class. This coverage will continue for a maximum of 90 days from the date of the application, and if required, the completed medical exam. If death is by suicide, We will return only the Premium paid.

     If no fixed conditional insurance was in effect, on Policy delivery We will require a sufficient payment to place the insurance in force. If You made payments before the date of Acceptance, We will allocate the payments to the Fixed Account. IF THE POLICY IS NOT ISSUED AND ACCEPTED, THE PAYMENTS WILL BE RETURNED TO YOU WITHOUT INTEREST.


     If the Policy is issued and accepted, We will allocate Your Policy Value on Acceptance according to Your instructions. However, if Your Policy provides for a full refund of payments under its "Right to Examine Policy" provision, We will initially allocate Your Sub-Account investments to the money market Sub-Account


     -   14 days from Acceptance; or

     - 24 days from Acceptance for replacements in states with a 20-day right to examine; or

     - 34 days from Acceptance for California citizens Age 60 and older, who have a 30-day right to examine.

     After this, We will allocate all amounts according to Your investment choices.

RIGHT TO EXAMINE

     You have the right to examine and cancel Your Policy by returning it to the Variable Life Service Center or to one of Our representatives on or before the 10th day after You receive the Policy . There may be a longer period in certain jurisdictions; see the "Right to Examine Policy" provision in Your Policy. If You decide to cancel, the Policy will be void from the Date of Issue.

     If Your Policy provides for a full refund of Premium under its "Right to Examine Policy provision, as required by state law, the Company will mail a refund to You within seven days. We may delay a refund of any payment made by check until the check has cleared Your bank. Where required by state law, however, Your refund will be the GREATER of:

     -   Your entire payment; or

     - the Policy Value PLUS deductions under the Policy or by the Sub-Account for taxes, charges or fees.

     If Your Policy does not provide for a full refund, You will receive:

     -   the value in the Fixed Account; plus

     -   the Policy Value in the Variable Account; plus

     - all fees, charges and taxes which have been imposed at the Policy level.

     After an increase in Face Amount, We will mail or deliver to you a right to examine notice for the increase. You will have the right to cancel the increase on or before 10 days after You receive the notice. There may be a longer period in certain jurisdictions; see the "Right to Examine Policy" provision in Your Policy.

     Upon canceling the increase, You will receive a credit to Your Policy Value of the charges deducted for the increase. We will waive any surrender charge computed for the increase.

CONVERSION PRIVILEGE

     Within 24 months of the Date of Issue or an increase in Face Amount, You can convert Your Policy into a fixed Policy by transferring all Policy Value in the Sub-Accounts to the Fixed Account. The conversion will take effect as of the end of the Valuation Period in which We receive, at Our Variable Life Service Center, notice of the conversion satisfactory to Us. There is no charge for this conversion. We will allocate all future payments to the Fixed Account, unless You instruct Us otherwise.

PAYMENTS

     Payments must be made payable to the Company. Payments may be made by mail to the Variable Life Service Center. All payments after the Policy is issued are credited to the Variable Account or Fixed Account as of the date of receipt at the Variable Life Service Center.

     You may establish a schedule of planned payments. If You do, We will bill You at regular intervals. Making planned payments will not guarantee that the Policy will remain in force. The Policy will not necessarily lapse if You fail to make planned payments. You may make unscheduled payments before the Final Payment Date or skip planned payments. If the Guaranteed Death Benefit Rider is in effect, there are certain minimum payment requirements.

     The Policy does not limit payments as to frequency and number. However, no payment may be less than $100 without Our consent. You may choose to have monthly Premiums automatically collected from Your checking or savings account pursuant to an electronic funds transfer agreement (EFT). Under this method, each month We will deduct payments from Your account and apply them to Your Policy. The minimum automatic payment allowed is $50. Payments must be sufficient such that the Policy Value less any Outstanding Loan must be positive at the end of each Policy month or the Policy may lapse. See POLICY TERMINATION AND REINSTATEMENT.

     We reserve the right to underwrite if a payment increases the Death Benefit by more than the amount of the payment.

     During the first 48 Policy months following the Date of Issue or an increase in Face Amount, a guarantee may apply to prevent the Policy from lapsing. The guarantee will apply during this period if You make payments that, when reduced by any Outstanding Loan, partial withdrawals and partial withdrawal charges, equal or exceed the required Minimum Monthly Payments. The required Minimum Monthly Payments are based on the number of months:

     -   the Policy has been in force;

     -   an increase in Face Amount has been in force; or

     - any Policy Change that causes a change in the Minimum Monthly Payment has been in force.

     EXCEPT AS STATED ABOVE, MAKING MONTHLY PAYMENTS EQUAL TO THE MINIMUM MONTHLY PAYMENTS DOES NOT GUARANTEE THAT THE POLICY WILL REMAIN IN FORCE.

     Under Death Benefit Option 1 and Death Benefit Option 2, total payments may not exceed the current maximum payment limits under Federal tax law. These limits will change with a change in Face Amount, underwriting reclassifications, the addition or deletion of a rider, or a change between Death Benefit Option 1 and Death Benefit Option 2. Where total payments would exceed the current maximum payment limits, the excess first will be applied to repay any Outstanding Loan. If there are remaining excess payments, any such excess payments will be returned to You. However, We will accept a payment needed to prevent Policy lapse during a Policy year. See POLICY TERMINATION AND REINSTATEMENT.

ELECTRONIC FUNDS TRANSFER (EFT)

     You may choose to have monthly payments automatically collected from Your checking or savings account pursuant to an electronic funds transfer agreement plan (EFT). This plan may be terminated by You or Us after 30 days Written Request , or at any time by Us if a payment has not been paid by Your bank. This option is not available on the 29th, 30th or 31st day of each month. There is no charge for this feature.

ALLOCATION OF NET PAYMENTS

     The Net Payment equals the payment made less the Payment Expense Charge. In the application for Your Policy, You decide the initial allocation of the Net Payment among the Fixed Account and the Sub-Accounts. You may allocate payments to one or more of the Sub-Accounts. The minimum amount that You may allocate to a Sub-Account is 1.00% of the Net Payment. Allocation percentages must be in whole numbers (for example, 33 1/3% may not be chosen) and must total 100%.

     You may change the allocation of future Net Payments by Written Request or telephone request. You have the privilege to make telephone requests, unless You elected not to have the privilege on the application. The policy of the Company and its representatives and affiliates is that they will not be responsible for losses resulting from acting on telephone requests reasonably believed to be genuine. The Company will employ reasonable methods to confirm that instructions communicated by telephone are genuine. Such procedures may include, among others, requiring some form of personal identification prior to acting upon instructions received by telephone. All telephone requests are tape-recorded.

     An allocation change will take effect on the date of receipt of the notice at the Variable Life Service Center. No charge is currently imposed for changing payment allocation instructions. We reserve the right to impose a charge in the future, but guarantee that the charge will not exceed $25.

     The Policy Value in the Sub-Accounts will vary with investment experience. You bear this investment risk. Investment performance may also affect the Death Benefit. Please review Your allocations of payments and Policy Value as market conditions and Your financial planning needs change.

TRANSFERS

TRANSFER PRIVILEGE

     While the Insured is still living and the Policy is in force, You may transfer amounts between the Fixed Account and the Sub-Accounts or among the Sub-Accounts, on request. Currently, the first 12 transfers in a Policy year are free. We reserve the right to limit the number of free transfers in a Policy year to six. After that, We will deduct a $10 transfer charge from amounts transferred in that Policy year. We reserve the right to increase the charge, but the charge will never exceed $25. This charge reimburses Us for the administrative costs of processing the transfer. Transfers are processed based on unit values next determined after We receive a transfer request.


     Each of the following transfers of Policy Value from the Sub-Accounts to the Fixed Account is free and does not count as one of the 12 free transfers in a Policy year:

     - a conversion within the first 24 months from the Date of Issue or increase in Face Amount;

     -   a transfer to the Fixed Account to secure a loan;

     -   a reallocation of Policy Value within 20 days of the Date of Issue; or

     -   Dollar-Cost Averaging and Account Rebalancing.

     The transfer privilege is subject to Our consent. We reserve the right to impose limits on transfers including, but not limited to, the:

     -   minimum amount that may be transferred;

     - minimum amount that may remain in a Sub-Account following a transfer from that Sub-Account;

     -   minimum period between transfers involving the Fixed Account; or

     -   maximum amounts that may be transferred from the Fixed Account.

     Transfers to and from the Fixed Account are currently permitted subject to the following restrictions:

     - the amount transferred from the Fixed Account in each transfer does not exceed the lesser of $100,000 or 25% of the Policy Value.

     - You make only one transfer involving the Fixed Account in each Policy quarter.

     These rules are subject to change by the Company.

     We cannot guarantee that a Sub-Account or shares of a Portfolio will always be available. If You request an amount in a Sub-Account or the Fixed Account be transferred to a Sub-Account at a time when the Sub-Account or underlying Portfolio is unavailable, We will not process Your transfer request.

     This request will not be counted as a transfer for purposes of determining the number of free transfers executed in a year. The Company reserves the right to change its minimum transfer amount requirements.

     Excessive trading (including short-term "market timing" trading) may adversely affect the performance of the Sub-Accounts. If a pattern of excessive trading by a Policyowner or the Policyowner's agent develops, We reserve the right not to process the transfer request. If Your request is not processed, it will not be counted as a transfer for purposes of determining the number of free transfers executed.

DOLLAR COST AVERAGING


     You may choose to automatically transfer specific dollar amounts, of at least $100, from any Sub-Account or the Fixed Account (either one a "disbursement account") to any other Sub-Account(s) or the Fixed Account on a periodic basis. Transfers are subject to Our administrative procedures and the restrictions in "Transfer Privilege" stated above.


     Dollar Cost Averaging (DCA) is a long-term investment method which provides for regular, level investments over time. We make no representation or guarantee that DCA will result in a profit or protect against loss. You should first discuss this (as You would all other investment strategies) with Your registered representative.

     To initiate DCA, We must receive Your Written Request on Our form. Once elected, transfers will be processed until one of the following occurs:

     -   the entire value of the disbursement account is completely depleted;

     -   We receive Your written revocation of DCA; or

     -   We discontinue this service.

     We reserve the right to change Our procedures or to discontinue DCA for any reason upon 30 days written Request to You.

     DCA transfers may be made on a monthly, quarterly, semi-annual or annual schedule. You may request the day of the month on which the automatic transfers will occur (the transfer date"). This option is not available on the 29th, 30th or 31st day of each month. If You do not choose a transfer date, the transfer date will be the 15th of the scheduled month. However, if the transfer date is not a business day, the automatic transfer will be processed on the next business day. Each automatic transfer is free, and will not reduce the remaining number of transfers that are free in a Policy year.

ACCOUNT REBALANCING

     Account Rebalancing (rebalancing) is an investment strategy in which Your Policy Value, in the Sub-Accounts only, is reallocated back to its original portfolio allocation. Rebalancing is performed regardless of changes in individual portfolio values from the time of the last rebalancing. It is executed on a monthly, quarterly, semi-annual or annual basis. We make no representation or guarantee that rebalancing will result in a profit, protect You against loss or ensure that You meet Your financial goals. To initiate rebalancing, We must receive Your Written Request. Participation in rebalancing is voluntary and can be modified or discontinued at any time by You, per Your Written Request. Account Rebalancing is not available for the Fixed Account.

     Once elected, We will continue to perform rebalancing until We are instructed otherwise. We reserve the right to change Our procedures or discontinue offering rebalancing for any reason upon 30 days

     Written Request to You. This option is not available on the 29th, 30th or 31st day of each month. There is no charge for this feature.

DEATH BENEFIT

GUIDELINE MINIMUM DEATH BENEFIT

     In order to qualify as "life insurance" under the Federal tax laws, this Policy must provide a Guideline Minimum Death Benefit. The Guideline Minimum Death Benefit is determined as of the date of death of the Insured. If Death Benefit Option 1 or Death Benefit Option 2 is in effect, the Guideline Minimum Death Benefit is obtained by multiplying the Policy Value by a percentage factor for the Insured's attained age, as shown in the Table in APPENDIX A. If Death Benefit Option 3 is in effect, the Guideline Minimum Death Benefit is obtained by multiplying the Policy Value by a percentage for the Insured's attained age, sex, and Underwriting Class, as set forth in the Policy.

     Guideline Minimum Death Benefit Table in APPENDIX A is used when Death Benefit Option 1 or Death Benefit Option 2 is in effect. The Guideline Minimum Death Benefit Table in APPENDIX A reflects the requirements of the "Guideline Premium/Guideline Death Benefit" test set forth in the Federal tax laws. Guideline Minimum Death Benefit factors are set forth in the Policy when Death Benefit Option 3 is in effect. These factors reflect the requirements of the "Cash Value Accumulation" test set forth in the Federal tax laws. The Guideline Minimum Death Benefit factors will be adjusted to conform to any changes in the tax laws. For more information, see "Election Of Death Benefit Options", below.

NET DEATH BENEFIT

     If the Policy is in force on the Insured's death, We will, with Due Proof of Death, pay the Net Death Benefit to the named Beneficiary. We will normally pay the Net Death Benefit within seven days of receiving Due Proof of Death, but We may delay payment of Net Death Benefits. See "Delay of Payments." The Beneficiary may receive the Net Death Benefit in a lump sum or under a payment option We offer at that time. See APPENDIX C -- PAYMENT OPTIONS.

     The Net Death Benefit depends on the current Face Amount and the Death Benefit Option that is in effect on the date of death. Before the Final Payment Date, the Net Death Benefit is:

     - the Death Benefit provided under Death Benefit Option 1, Death Benefit Option 2, or Death Benefit Option 3, whichever is in effect on the date of death; plus

     -   any other insurance on the Insured's life that is provided by rider;
         minus

     - any Outstanding Loan, any partial withdrawals, partial withdrawal charges, and due and unpaid Monthly Deductions through the Policy month in which the Insured dies.

     After the Final Payment Date, if the Guaranteed Death Benefit Rider is not in effect, the Net Death Benefit is:

     -   the Policy Value; minus

     -   any Outstanding Loan.

     In most states, We will compute the Net Death Benefit on:

     -   the date of death of the Insured under Death Benefit Option 2; or

     -   the date of death for Death Benefit Options 1 and 3.

ELECTION OF DEATH BENEFIT OPTIONS

     Federal tax law requires a Guideline Minimum Death Benefit in relation to Policy Value for a Policy to qualify as life insurance. Under current Federal tax law, either the Guideline Premium Test or the Cash Value Accumulation Test can be used to determine if the Policy complies with the definition of "life insurance" under the Code. At the time of application, You may elect either of the tests. If You elect the Guideline Premium Test, You will have the choice of electing Death Benefit Option 1 or Death Benefit Option 2. If You elect the Cash Value Accumulation Test, Death Benefit Option 3 must apply.

     Guideline Premium Test and Cash Value Accumulation Test -- There are two main differences between the Guideline Premium Test and the Cash Value Accumulation Test. First, the Guideline Premium Test limits the amount of Premium that may be paid into a Policy, while no such limits apply under the Cash Value Accumulation Test. Second, the factors that determine the Guideline Minimum Death Benefit relative to the Policy Value are different. APPLICANTS FOR A POLICY SHOULD CONSULT A QUALIFIED TAX ADVISER IN CHOOSING BETWEEN THE GUIDELINE PREMIUM TEST AND THE CASH VALUE ACCUMULATION TEST AND IN CHOOSING A DEATH BENEFIT OPTION.

     The Guideline Premium Test limits the amount of Premiums payable under a Policy to a certain amount for an Insured of a particular age, sex, and Underwriting Class. Under the Guideline Premium Test, You may choose between Death Benefit Option 1 or Death Benefit Option 2, as described below. After issuance of the Policy, You may change the selection from Death Benefit Option 1 to Death Benefit Option 2, or vice versa.

     The Cash Value Accumulation Test requires that the Death Benefit must be sufficient so that the Cash Surrender Value does not at any time exceed the Net Single Premium required to fund the future benefits under the Policy. Under the Cash Value Accumulation Test, required increases in the Guideline Minimum Death Benefit (due to growth in Policy Value) will generally be greater than under the Guideline Premium Test. If You choose the Cash Value Accumulation Test, only Death Benefit Option 3 is available. You may not switch to or from Death Benefit Option 3.

DEATH BENEFIT OPTION 1 -- LEVEL GUIDELINE PREMIUM TEST

     Under Option 1, the Death Benefit is equal to the greater of the Face Amount or the Guideline Minimum Death Benefit, as set forth in "Table A" in APPENDIX A. The Death Benefit will remain level unless the Guideline Minimum Death Benefit is greater than the Face Amount, in which case the Death Benefit will vary as the Policy Value varies.

     Death Benefit Option 1 will offer the best opportunity for the Policy Value to increase without increasing the Death Benefit as quickly as it might under the other options. The Death Benefit will never go below the Face Amount.


DEATH BENEFIT OPTION 2 -- ADJUSTABLE GUIDELINE PREMIUM TEST


     Under Option 2, the Death Benefit is equal to the greater of (1) the Face Amount plus the Policy Value or (2) the Guideline Minimum Death Benefit, as set forth in "Table A" in APPENDIX A. The Death Benefit will vary as the Policy Value changes, but will never be less than the Face Amount.

     Death Benefit Option 2 will offer the best opportunity to have an increasing Death Benefit as early as possible. The Death Benefit will increase whenever there is an increase in the Policy Value, and will decrease whenever there is a decrease in the Policy Value. The Death Benefit will never go below the Face Amount.


DEATH BENEFIT OPTION 3 -- LEVEL CASH VALUE ACCUMULATION TEST


     Under Option 3, the Death Benefit will equal the greater of (1) the Face Amount or (2) the Policy Value multiplied by the applicable factor as set forth in the Policy. The applicable factor depends upon the Underwriting Class, sex (unisex if required by law), and then-attained age of the Insured. The factors decrease slightly from year to year as the attained age of the Insured increases.


     Death Benefit Option 3 will offer the best opportunity for an increasing Death Benefit in later Policy years and/or to fund the Policy at the "seven-pay" limit in each of the first seven years following policy issue or a material change. The "seven pay" limit refers to the maximum payment that can be made in each of the first seven years so that the Policy is not classified as a Modified Endowment Contract. Please see "Modified Endowment Contracts" under FEDERAL TAX STATUS. When the Policy Value multiplied by the applicable Death Benefit factor exceeds the Face Amount, the Death Benefit will increase whenever there is an increase in the Policy Value, and will decrease whenever there is a decrease in the Policy Value. However, the Death Benefit will never go below the Face Amount.


     ALL DEATH BENEFIT OPTIONS MAY NOT BE AVAILABLE IN ALL STATES.

EXAMPLES

     For the purposes of the following examples, assume that the Insured is under the Age of 40, and that there is no Outstanding Loan.

     Example using Death Benefit Option 1 -- Under Option 1, a Policy with a $100,000 Face Amount will have a Death Benefit of $100,000. However, because the Death Benefit must be equal to or greater than 250% of Policy Value (from APPENDIX A), if the Policy Value exceeds $40,000 the Death Benefit will exceed the $100,000 Face Amount. In this example, each dollar of Policy Value above $40,000 will increase the Death Benefit by $2.50.

     A Policy with a Policy Value of:

     - $50,000 will have a Guideline Minimum Death Benefit of $125,000 (e.g., $50,000 X 2.50);

     - $60,000 will produce a Guideline Minimum Death Benefit of $150,000 (e.g., $60,000 X 2.50);

     - $75,000 will produce a Guideline Minimum Death Benefit of $187,500 (e.g., $75,000 X 2.50).

     Similarly, if Policy Value exceeds $40,000, each dollar taken out of Policy Value will reduce the Death Benefit by $2.50. If, for example, the Policy Value is reduced from $60,000 to $50,000 because of partial withdrawals, charges or negative investment performance, the Death Benefit will be reduced from $150,000 to $125,000. However, the Death Benefit will never be less than the Face Amount of the Policy.

     The Guideline Minimum Death Benefit Factor becomes lower as the Insured's Age increases. If the Insured's Age in the above example were, for example, 50 (rather than between zero and 40), the applicable percentage would be 185% (from APPENDIX A). The Death Benefit would be greater than $100,000 Face Amount when the Policy Value exceeds $54,054 (rather than $40,000), and each dollar then added to or taken from Policy Value would change the Death Benefit by $1.85.

     Example using Death Benefit Option 2 -- Under Option 2, assume that the Insured is under the Age of 40 and that there is no Outstanding Loan. The Face Amount of the Policy is $100,000.

     Under Death Benefit Option 2, a Policy with a Face Amount of $100,000 will produce a Death Benefit of $100,000 plus Policy Value.

     A Policy with Policy Value of:

     -   $10,000 will produce a Death Benefit of $110,000 (e.g., $100,000 +
         $10,000);

     -   $25,000 will produce a Death Benefit of $125,000 (e.g., $100,000 +
         $25,000);

     -   $50,000 will produce a Death Benefit of $150,000 (e.g., $100,000 +
         $50,000).

     However, the Guideline Minimum Death Benefit must be at least 250% of the Policy Value. Therefore, if the Policy Value is greater than $66,667, 250% of the Policy Value will be Guideline Minimum Death Benefit. The Guideline Minimum Death Benefit will be greater than the Face Amount plus Policy Value. In this example, each dollar of Policy Value above $66,667 will increase the Death Benefit by $2.50.

     If the Policy Value is:

     - $70,000, the Guideline Minimum Death Benefit will be $175,000 (e.g., $70,000 X 2.50);

     - $80,000, the Guideline Minimum Death Benefit will be $200,000 (e.g., $80,000 X 2.50);

     - $90,000, the Guideline Minimum Death Benefit will be $225,000 (e.g., $90,000 X 2.50).

     Similarly, if Policy Value exceeds $66,667, each dollar taken out of Policy Value will reduce the Death Benefit by $2.50. If, for example, the Policy Value is reduced from $80,000 to $70,000 because of partial withdrawals, charges or negative investment performance, the Death Benefit will be reduced from $200,000 to $175,000. However, the Death Benefit will be the Face Amount PLUS Policy Value when the Guideline Minimum Death Benefit is less than the Face Amount plus the Policy Value.

     The Guideline Minimum Death Benefit Factor becomes lower as the Insured's Age increases. If the Insured's Age in the above example were 50, the Death Benefit must be at least 185% of the Policy Value. The Death Benefit would be the sum of the Policy Value plus $100,000 unless the Policy Value exceeded $117,647 (rather than $66,667). Each dollar added to or subtracted from the Policy would change the Death Benefit by $1.85.

     Example using Death Benefit Option 3 -- In this example assume that the Insured is a male, Age 35, preferred non-tobacco and that there is no Outstanding Loan. The Guideline Minimum Death Benefit Factor, for this example, would be 437%.

     Under Death Benefit Option 3, a Policy with a Face Amount of $100,000 will have a Death Benefit of $100,000. However, because the Death Benefit must be equal to or greater than 437% of Policy Value (in Policy year 1), if the Policy Value exceeds $22,883 the Death Benefit will exceed the $100,000 Face Amount. In this example, each dollar of Policy Value above $22,883 will increase the Death Benefit by $4.37.

     A Policy with a Policy Value of:

     -   $50,000 will produce a Death Benefit of $218,500 ($50,000 X 4.37);

     -   $60,000 will produce a Death Benefit of $262,200 ($60,000 X 4.37);

     -   $75,000 will produce a Death Benefit of $327,750 ($75,000 X 4.37).

     Similarly, if Policy Value exceeds $22,883, each dollar taken out of Policy Value will reduce the Death Benefit by $4.37. If, for example, the Policy Value is reduced from $60,000 to $50,000 because of partial withdrawals, charges, or negative investment performance, the Death Benefit will be reduced from $262,200 to $218,500. If, however, the product of the Policy Value times the applicable percentage is less than the Face Amount, the Death Benefit will equal the Face Amount.

     The applicable percentage becomes lower as the Insured's Age increases. If the Insured's Age in the above example were, for example, 50 (rather than 35), the applicable percentage would be 270% (in Policy year 1). The Death Benefit would not exceed the $100,000 Face Amount unless the Policy Value exceeded $37,037 (rather than $22,883), and each dollar then added to or taken from Policy Value would change the Death Benefit by $2.70.

CHANGING BETWEEN DEATH BENEFIT OPTION 1 AND DEATH BENEFIT 2

     You may change between Death Benefit Option 1 and Death Benefit Option 2 once each Policy year by Written Request. (By law, You may not change from Death Benefit Option 3 to Death Benefit Option 1 or to Death Benefit Option 2, or vice versa). Changing options may require Evidence of Insurability. The change takes effect as of the Monthly Processing Date on or following the date of underwriting approval. We will impose no charge for changes in

Death Benefit options. Changes in Death Benefit Options may have tax consequences. You should consult a tax advisor before making such a change.


CHANGE FROM DEATH BENEFIT OPTION 1 TO DEATH BENEFIT OPTION 2.

     If You change from Death Benefit Option 1 to Death Benefit Option 2, We will decrease the Face Amount to equal:

     -   the Death Benefit; minus

     -   the Policy Value as of the date of the change.

     The change may not be made if the Face Amount would fall below $50,000. After the change from Death Benefit Option 1 to Death Benefit Option 2, future cost of insurance charges may be higher or lower than if no change in option had been made. However, the Net Amount at Risk will always equal the Face Amount, unless the Guideline Minimum Death Benefit applies.

CHANGE FROM DEATH BENEFIT OPTION 2 TO DEATH BENEFIT OPTION 1.

     If You change from Death Benefit Option 2 to Death Benefit Option 1, We will increase the Face Amount by the Policy Value as of the date of the change. The Death Benefit will be the greater of:

     -   the new Face Amount; or

     -   the Guideline Minimum Death Benefit under Death Benefit Option 1.

     After the change from Death Benefit Option 2 to Death Benefit Option 1, an increase in Policy Value will reduce the Net Amount at Risk and the cost of insurance charge. A decrease in Policy Value will increase the Net Amount at Risk and the cost of insurance charge.

     A change in Death Benefit option may result in total payments exceeding the then current maximum payment limitation under Federal tax law. Where total payments would exceed the current maximum payment limits, the excess first will be applied to repay any Outstanding Loan. If there are remaining excess payments, any such excess payments will be returned to You. However, We will accept a payment needed to prevent Policy lapse during a Policy year.

     A change from Death Benefit Option 2 to Death Benefit Option 1 within five Policy years of the Final Payment Date will terminate a Guaranteed Death Benefit Rider.

GUARANTEED DEATH BENEFIT RIDER (NOT AVAILABLE IN ALL STATES)

     An optional Guaranteed Death Benefit Rider is available only at issue of the Policy. If this Rider is in effect, the Company:

     - guarantees that Your Policy will not lapse regardless of the investment performance of the Variable Account; and

     -   provides a guaranteed Net Death Benefit.

     In order to maintain the Guaranteed Death Benefit Rider, the minimum premium payment tests shown below must be met on each Policy Anniversary and within 48 months following the Date of Issue and/or the date of any increase in Face Amount, as described below. In addition, a one-time administrative charge of $25 will be deducted from Policy Value when the rider is elected. Certain transactions, including taking any preferred loans, taking partial withdrawals, underwriting reclassifications, changing the Face Amount, and changing the Death Benefit option, can result in the termination of the rider. If this rider is terminated, it cannot be reinstated.

     Guaranteed Death Benefit Tests. While the Guaranteed Death Benefit Rider is in effect, the Policy will not lapse if the following two tests are met:


     1. within 48 months following the Date of Issue of the Policy or of any increase in the Face Amount, the sum of the Premiums paid, less any outstanding loan, partial withdrawals and withdrawal charges, must be greater than the Minimum Monthly Payment multiplied by the number of months which have elapsed since the relevant Date of Issue; and

     2. on each Policy Anniversary, (a) must exceed (b), where, since the Date of Issue:


          (a) is the sum of Your payments, less any withdrawals, partial withdrawal charges and outstanding loan which is classified as a preferred loan; and


          (b) is the sum of the minimum Guaranteed Death Benefit Premiums, as shown on the specifications page of the Policy.

GUARANTEED DEATH BENEFIT

     If the Guaranteed Death Benefit Rider is in effect on the Final Payment Date, a guaranteed Death Benefit will be provided as long as the rider is in force. The Death Benefit will be the greater of:

     -   the Face Amount as of the Final Payment Date; or

     - the Policy Value as of the date Due Proof of Death is received by the Company.

TERMINATION OF THE GUARANTEED DEATH BENEFIT RIDER

     The Guaranteed Death Benefit Rider will end and may not be reinstated on the first to occur of the following:

     -   foreclosure of any Outstanding Loan; or

     - the date on which the sum of Your payments less withdrawals and preferred loans does not meet or exceed the applicable Guaranteed Death Benefit test (above); or

     -   any Policy Change that results in a negative guideline level premium;
         or

     - the effective date of a change from Death Benefit Option 2 to Death Benefit Option 1, if such changes occur within 5 Policy years of the Final Payment Date; or

     - a request for a partial withdrawal or preferred loan is made after the Final Payment Date.

     It is possible that the Policy Value will not be sufficient to keep the Policy in force on the first Monthly Processing Date following the date the rider terminates.

CHANGE IN FACE AMOUNT

     You may increase or decrease the Face Amount by Written Request. An increase or decrease in the Face Amount takes effect as of the later of:

     - the Monthly Processing Date on or next following the date of receipt of Your Written Request; or

     - the date of approval of Your Written Request, if Evidence of Insurability is required.


     A change in a Policy's Face Amount may have tax consequences. You should consult a tax advisor before making such a change.


INCREASES


     You must submit with Your Written Request for an increase satisfactory Evidence of Insurability. The consent of the Insured is also required whenever the Face Amount is increased. An increase in Face Amount may not be less than $10,000. You may not increase the Face Amount after the Insured reaches Age 85. A Written Request for an increase must include a payment if the Policy Value less outstanding loan is less than the sum of three Minimum Monthly Payments.


     We will also compute a new surrender charge and a monthly expense charge based on the amount of the increase. An increase in the Face Amount will increase the Net Amount at Risk and, therefore, the cost of insurance charges.

     After increasing the Face Amount, You will have the right, during a right to examine period, to have the increase canceled. See "Right to Examine" under THE POLICY. If You exercise this right, We will credit to Your Policy the charges deducted for the increase.

DECREASES

     You may decrease the Face Amount by Written Request. The minimum amount for a decrease in Face Amount is $10,000. The minimum Face Amount required after a decrease is $50,000. If You have chosen the Guideline Premium Test and the Policy would not comply with the maximum payment limitations under Federal tax law; and if You have previously made payments in excess of the amount allowed for the lower Face Amount, then the excess payments will first be used to repay any Outstanding Loan. If there are any remaining excess payments, We will pay any such excess to You. A return of Policy Value may result in tax liability to You.

     A decrease in the Face Amount will lower the Net Amount at Risk and, therefore, the cost of insurance charges. In computing the cost of insurance charge, a decrease in the Face Amount will reduce the Face Amount in the following order:

     -   the Face Amount provided by the most recent increase;

     -   the next most recent increases successively; and

     -   the initial Face Amount.

     On a decrease in the Face Amount, We will deduct from the Policy Value, if applicable, any surrender charge. You may allocate the deduction to one Sub-Account. If You make no allocation, We will make a Pro-rata Allocation. We will reduce the surrender charge by the amount of any surrender charge deducted.

POLICY VALUE

     The Policy Value is the total value of Your Policy. It is the sum of:

     -   Your accumulation in the Fixed Account; plus

     -   the value of Your Units in the Sub-Accounts.

     There is no guaranteed minimum Policy Value. Policy Value on any date depends on variables that cannot be predetermined.

     Your Policy Value is affected by the:

     -   frequency and amount of Your Net Payments;

     -   interest credited in the Fixed Account;

     -   investment performance of Your Sub-Accounts;

     -   partial withdrawals;

     - any Outstanding Loan, loan repayments and loan interest paid or credited;

     -   charges and deductions under the Policy; and

     -   the Death Benefit option.

     Computing Policy Value -- We compute the Policy Value on the Date of Issue and on each Valuation Day. As of the Date of Issue, the Policy Value is:

     -   the amount of the Premium allocated to the Fixed Account; plus

     - the amount of the Premium allocated to the money market Sub-Account (if Your Policy provides for a full refund of Premium) or to the Variable Account.; minus

     -   the Monthly Deduction due; minus

     -   any other applicable charges.

     On each Valuation Day after the Date of Issue, the Policy Value is the sum of:

     -   the value in the Fixed Account; plus

     -   the value in the Variable Account.

SUB-ACCOUNTS

     The Variable Account consists of Sub-Accounts. Your Policy Value will vary if all or part of it is invested in the Sub-Accounts Each Sub-Account invests exclusively in shares of a corresponding Fund. Shares of a Fund are purchased and redeemed for a Sub-Account at their net asset value. Any amounts of income, dividends and gains distributed from the shares of a Fund are reinvested in additional shares of that Fund at net asset value.

     The dollar amounts of values and benefits of this Policy provided by the Variable Account depend on the investment performance of the Sub-Accounts selected by the Policyowner. We do not guarantee the investment performance of the Sub-Accounts. Policyowners bear the full investment risk for Sub-Account Values.

     We reserve the right, when the law allows, to change the name of the Variable Account or any Sub-Account. You will find a list in Your application of the Sub-Accounts in which You first chose to invest.

SUB-ACCOUNT VALUE

     The Sub-Account Value as of the Date of Issue is equal to the amount of the initial Net Payment allocated to that Sub-Account. On subsequent Valuation Days the Sub-Account Value for any particular Sub-Account is:

     -   Net Payments allocated to that Sub-Account; plus

     - Policy Value transferred to that Sub-Account from another Sub-Account or the Fixed Account; minus

     - partial withdrawals from that Sub-Account, including any applicable partial withdrawal charges; minus

     - transfers from that Sub-Account, including any applicable transfer charges; minus

     - any transaction charges allocated to that Sub-Account for changes in the Face Amount; minus

     - if the Valuation Day is the Monthly Processing Date, the portion of the Monthly Deduction allocated to that Sub-Account;

     - adjusted by any interest income, dividends, and net capital gains or losses, realized or unrealized.

UNITS

     For each Sub-Account, Net Payments allocated to a Sub-Account or amounts of Policy Value transferred to a Sub-Account are converted into Units. The number of Units credited to a policy is determined by dividing the dollar amount directed to each Sub-Account by the value of the Unit for that Sub-Account for the Valuation Day on which the Net Payments or transferred amount is invested in the Sub-Account. Therefore, Net Payments allocated to or amounts transferred to a Sub-Account under a Policy increase the number of Units of that Sub-Account credited to the Policy.

     Certain events will reduce the number of Units of a Sub-Account credited to a Policy. Withdrawals or transfers of Sub-Account Value from a Sub-Account will result in the cancellation of the appropriate number of Units of that Sub-Account as will: surrender of the Policy; payment of the Death Benefit proceeds; and the deduction of the Monthly Deduction. Units are cancelled as of the end of the Valuation Period in which we receive notification in writing regarding the event.

UNIT VALUE

     The Unit values for each Sub-Account were arbitrarily set initially at [$10] when that Sub-Account began operations. Thereafter, the Unit value at the end of every Valuation Day is the Unit value at the end of the previous Valuation Day times the net investment factor as described below. The Sub-Account Value is determined as of any Valuation Day by multiplying the number of Units attributable to the Policy in that Sub-Account by the value of the Unit for that Sub-Account on that day.

NET INVESTMENT FACTOR

     The Net Investment Factor is an index applied to measure the investment performance of Units of a Sub-Account from one Valuation Period to the next. The Net Investment Factor for any Sub-Account for any Valuation Period is determined by dividing 1 by 2 where:

     1.  is the result of:

          a. the net asset value per share of the Fund held in the Sub-Account, determined at the end of the current Valuation Period; plus

          b. the per share amount of any dividend or capital gain distributions made by the Fund held in the Sub-Account, if the "ex-dividend" date occurs during the current Valuation Period; plus or minus

          c. a per share charge or credit for any taxes reserved for, which is determined by us to have resulted from the operations of the Sub-Account.

     2. is the net asset value per share of the Fund held in the Sub-Account, determined at the end of the last prior Valuation Period.

PAYMENT OPTIONS

     The Net Death Benefit payable may be paid in a single sum or under one or more of the payment options then offered by the Company. See APPENDIX
C -- PAYMENT OPTIONS. These payment options also are available at the Final Payment Date or if the Policy is surrendered. If no election is made, We will pay the Net Death Benefit in a lump sum.

OPTIONAL INSURANCE BENEFITS

     You may add optional insurance benefits to the Policy by rider, as described in APPENDIX B -- OPTIONAL INSURANCE BENEFITS. The cost of certain optional insurance benefits becomes part of the Monthly Deduction.

SURRENDER

     You may surrender the Policy and receive its Cash Surrender Value as long as the Policy is in force and the Insured is living on the date We receive Your Written Request in our Variable Life Service Center.


     We will compute the Cash Surrender Value as of the Valuation Day on which We receive the Policy with a Written Request for surrender. We will deduct a surrender charge if You surrender the Policy on or before the last day of the 9th Policy year from the Date of Issue or increase in Face Amount. See "Surrender Charge" under CHARGES AND DEDUCTIONS.



     The Cash Surrender Value may be paid in a lump sum or under a payment option then offered by Us. See APPENDIX C -- PAYMENT OPTIONS. We will normally pay the Cash Surrender Value within seven days following Our receipt of the Written Request. We may delay benefit payments under the circumstances described in "Delay of Payments" in this section.


     For important tax consequences of surrender, see FEDERAL TAX STATUS.

PARTIAL WITHDRAWAL

     After the first Policy year, You may withdraw part of the Cash Surrender Value of Your Policy upon Written Request. Your Written Request must state the dollar amount You wish to receive. You may allocate the amount withdrawn among the Sub-Accounts and the Fixed Account. If You do not provide allocation instructions, We will make a Pro-rata Allocation. Each partial withdrawal must be at least $200. We will not allow a partial withdrawal if it would reduce the Face Amount under Death Benefit Options 1 or 3 below $40,000. The maximum amount of a partial withdrawal is the Cash Surrender Value less the greater of $500 or three Monthly Deductions.

     A partial withdrawal is considered a preferred partial withdrawal when the withdrawal amount and the sum of the prior withdrawal amounts in the same Policy year do not exceed 10% of the Policy Value as of the beginning of the Policy year.

     A partial withdrawal, unless it is a preferred partial withdrawal, will reduce the Face Amount under both Death Benefit Options 1 and 3. The Face Amount reductions will be made in the following order: (1) against the most recent increase in Face Amount, (2) against the next most recent increases in Face Amount in succession, and (3) against the Face Amount under the original application.

     On a partial withdrawal , We will cancel the number of Units of designated Sub-Accounts equal in value to the amount withdrawn. The amount withdrawn will be the amount You requested plus the partial withdrawal charges. See "Partial Withdrawal Charges" under CHARGES AND DEDUCTIONS. We will normally pay the partial withdrawal within seven days following Our receipt of Written Request. We may delay payment as described "Delay of Payments" below.

     For important tax consequences of partial withdrawals, see FEDERAL TAX STATUS.

DELAY OF PAYMENTS

     Amounts payable from the Variable Account for surrender, partial withdrawals, Net Death Benefit, Policy loans and transfers may be postponed whenever:

     - the New York Stock Exchange is closed other than customary weekend and holiday closings;

     -   the SEC restricts trading on the New York Stock Exchange; or

     - the SEC determines an emergency exists, so that disposal of securities is not reasonably practicable or it is not reasonably practicable to compute the value of the Variable Account's net assets.

     We may delay paying any amounts derived from payments You made by check until the check has cleared Your bank.

     We reserve the right to defer amounts payable from the Fixed Account. This delay may not exceed six months from the day We receive Your Written Request and, if it is required, Your Policy. This interest will accrue from the date the proceeds become payable to the date of payment, but not for more than six months, at an annual rate of 3%, or the rate and time required by law, if greater.

                             CHARGES AND DEDUCTIONS

     The following charges will apply to Your Policy under the circumstances described. Some of these charges apply throughout the Policy's duration. Other charges apply only if You choose certain options under the Policy.

DEDUCTIONS FROM PAYMENTS

     From each payment, We will deduct a Payment Expense Charge of 6.00%, which is composed of the following:

     -   Premium tax charge of 2.00% currently

     -   Deferred Acquisition Costs (DAC tax) charge of 1.00%

     -   Front-end sales load charge of 3.00%

     The 2.00% premium tax charge approximates Our average expenses for state and local premium taxes. Premium taxes vary, ranging from 0.0% to more than 4.00%. The premium tax deduction is made whether or not any premium tax applies. The deduction may be higher or lower than the premium tax imposed. However, We do not expect to make a profit from this deduction. The 1.00% DAC tax deduction helps reimburse Us for approximate expenses incurred from federal taxes for deferred acquisition costs (DAC taxes) of the Policies. We deduct the 3.00% front-end sales load charge from each payment to partially compensate Us for Policy sales expenses.

     We reserve the right to increase or decrease the premium tax deduction or DAC tax deduction to reflect changes in Our expenses for premium taxes or DAC taxes. The 3.00% front-end sales load charge will not change, even if sales expenses change.

MONTHLY DEDUCTION


     Before the Final Payment Date on each Monthly Processing Date, We will take a Monthly Deduction from Your Policy Value. You may allocate the Monthly Deduction among any number of Sub-Accounts and/or the Fixed Account. If You make no allocation, or if the Sub-Accounts and/or the Fixed Account You choose do not have sufficient Policy Value to cover the Monthly Deduction, We will make a Pro-rata Allocation of the deduction among the remaining Sub-Accounts.


     The following charges comprise the Monthly Deduction:

MONTHLY EXPENSE CHARGE


     The Monthly Expense Charge will be charged on the Monthly Processing Date for the first ten years after issue and a new monthly expense charge will also be applied for the first ten years after an increase in Face Amount. This charge reimburses the Company for underwriting and acquisition costs. The charge is set at issue based on the age, sex, and Underwriting Class of the Insured for each $1,000 of the Policy's Face Amount. If You increase the Face Amount, the Monthly Expense Charge attributable to the increase is set based on the age, sex, and Underwriting Class of the Insured at the time of the increase for each $1,000.00 of increased Face Amount. To see the maximum Monthly Expense Charge per $1,000 of the Policy's Face Amount, see APPENDIX G -- MAXIMUM MONTHLY EXPENSE CHARGES.


MONTHLY ADMINISTRATION FEE

     A deduction of $7.50 will be taken from the Policy Value on each Monthly Processing Date up to the Final Payment Date to reimburse the Company for expenses related to issuance and maintenance of the Policy. We do not expect to profit from this charge.

MONTHLY MORTALITY AND EXPENSE RISK CHARGE


     This charge is currently equal to an annual rate of 0.35% of the Policy Value in each Sub-Account for the first 10 Policy years and an annual rate of 0.10% for Policy year 11 and later. The charge is based on the Policy Value in the Sub-Accounts as of the prior Monthly Processing Date. This charge is not assessed in whole or in part against the Fixed Account. The Company may increase this charge, subject to state and federal law, to an annual rate of 0.60% of the Policy Value in each Sub-Account for the first 10 Policy years and an annual rate of 0.30% for Policy year 11 and later. The charge is continued after the Final Payment Date.


     This charge compensates Us for assuming mortality and expense risks for variable interests in the Policies. The mortality risk We assume is that Insureds may live for a shorter time than anticipated. If this happens, We will pay more Net Death Benefits than anticipated. The expense risk We assume is that the expenses incurred in issuing and administering the Policies will exceed those compensated by the administrative charges in the Policies. If the charge for mortality and expense risks is not sufficient to cover mortality experience and expenses, We will absorb the losses. If the charge turns out to be higher than mortality and expense risk expenses, the difference will be a profit to Us. If the charge provides Us with a profit, the profit will be available for Our use to pay distribution, sales and other expenses.

MONTHLY RIDER CHARGES


     Rider Charges will vary depending upon the riders selected, and by the sex, age, and Underwriting Class of the Insured under the rider. Please see APPENDIX B -- OPTIONAL INSURANCE BENEFITS.

COST OF INSURANCE CHARGES

     Before the Final Payment Date, We will deduct a cost of insurance charge from Your Policy Value. This charge is the cost for insurance protection under the Policy. The amount of the charge is equal to a current cost of insurance rate multiplied by the Net Amount at Risk.

     The Policy's cost of insurance rates will not exceed certain guaranteed rates shown in the Policy's specifications. The guaranteed rates are no greater than certain 1980 Commissioners Standard Ordinary Mortality Tables. These rates are based on the Age and Underwriting Class of the Insured. They are also based on the sex of the Insured, except that unisex rates are used where appropriate under applicable law, and in Policies purchased by employers and employee organizations in connection with employment related insurance or benefit programs. The cost of insurance rate generally increases with the Age of the Insured.

     We currently place Insureds into preferred Underwriting Classes, standard Underwriting Classes and non-standard Underwriting Classes. The Underwriting Classes, other than preferred, are also divided into two categories: tobacco and non-tobacco. We will place an Insured under Age 18, at the Date of Issue, in a standard or non-standard Underwriting Class. The Insured will be placed in the tobacco category at Age 18 unless We receive satisfactory evidence that the Insured is eligible to receive the non-tobacco category. Prior to the Insured's Age 18, We will give You notice of how the Insured may be classified as non-tobacco.

     We compute the cost of insurance rate separately for the initial Face Amount and for any increase in Face Amount. However, if the Insured's Underwriting Class improves on an increase, the Underwriting Class improvement will apply to the total Face Amount.

     We deduct the cost of insurance charge on each Monthly Processing Date starting with the Date of Issue. We will deduct no cost of insurance charges on or after the Final Payment Date.

     Initial Face Amount. For the initial Face Amount under Death Benefit Option 1 and Death Benefit Option 3, the cost of insurance charge is the product of:

     -   the cost of insurance rate; times

     -   the difference between:

          -   the initial Face Amount; and

          -   the Policy Value at the beginning of the Policy month.

     For the initial Face Amount under Death Benefit Option 2, the cost of insurance charge is the product of:

     -   the cost of insurance rate; times

     -   the initial Face Amount.

     Increases in Face Amount. For each increase in Face Amount under Death Benefit Option 1 or Death Benefit Option 3, the cost of insurance charge is the product of:

     -   the cost of insurance rate for the increase; times

     -   the difference between:

          -   the increase in Face Amount; and

          - any Policy Value in excess of the initial Face Amount at the beginning of the Policy month and not allocated to a prior increase.

     For each increase in Face Amount under Death Benefit Option 2, the cost of insurance charge is the product of:

     -   the cost of insurance rate for the increase; times

     -   the increase in Face Amount.

     If the Guideline Minimum Death Benefit is in effect, We will compute a cost of insurance charge for that part of the Death Benefit subject to the Guideline Minimum Death Benefit that exceeds the current Death Benefit not subject to the Guideline Minimum Death Benefit.

     We will adjust the cost of insurance charge for any decreases in Face Amount. See "Change in Face Amount: Decreases" under THE POLICY.

FUND EXPENSES

     Each Portfolio is responsible for all of its operating expenses. In addition, fees for investment advisory services and operating expenses are deducted and paid daily at an annual rate from each Portfolio as a percentage of the daily net assets of the Portfolios. The Prospectus for each Fund provides more information concerning the investment advisory fee, other charges assessed against the Portfolio(s) each Fund offers, and the investment advisory services provided to such Portfolio(s).

     No charges are currently made against the Sub-Accounts for federal or state income taxes. Should income taxes be imposed, We may make deductions from the Sub-Accounts to pay the taxes. See FEDERAL TAX STATUS.

SURRENDER CHARGE


     The Company will assess a surrender charge on a surrender, a decrease in Face Amount, or any partial withdrawal exceeding the preferred partial withdrawal, for up to 10 years from Date of Issue of the Policy or from the date of increase in Face Amount. The maximum surrender charge is equal to a specific dollar amount that is based on the age (on the Date of Issue or on the date of any increase in Face Amount), sex, and Underwriting Class of the Insured, for each $1,000 of the Policy's Face Amount. The amount of the surrender charge decreases by one-ninth (11.11%) annually to zero by the beginning of the 10th Policy year. The surrender charge is designed to partially reimburse Us for the administrative costs of product research and development, underwriting, Policy administration, and for distribution expenses, including commissions to Our representatives, advertising, and the printing of prospectuses and sales literature.


     We compute the surrender charge as of the Date of Issue and as of the date of any increase in Face Amount. The surrender charge applies up to the beginning of the 10th Policy year from Date of Issue or increase in Face Amount.

     If more than one surrender charge is in effect because of one or more increases in Face Amount, We will apply the surrender charges in inverse order. We will apply surrender and partial withdrawal charges (described below) in this order:

     -   first, the most recent increase;

     -   second, the next most recent increases, and so on;

     -   third, the initial Face Amount.

     A surrender charge may be deducted on a decrease in the Face Amount or a partial withdrawal (excluding a preferred partial withdrawal). The surrender charge deducted is a fraction of the charge that would apply to a full surrender. The amount of the charge is the product of:

     -   the decrease in Face Amount divided by the current Face Amount; times

     -   the surrender charge.

     Where a decrease causes a partial reduction in an increase or in the initial Face Amount, We will deduct a proportionate share of the surrender charge for that increase or for the initial Face Amount.

     See APPENDIX E -- CALCULATION OF MAXIMUM SURRENDER CHARGES for examples of how We compute the maximum surrender charge.


     The Surrender Charge may be significant. You should carefully calculate this charge before You request a surrender, decrease in Face Amount, or partial withdrawal. Under some circumstances, the level of Surrender Charges might result in no Cash Surrender Value available.

PARTIAL WITHDRAWAL CHARGES


     A transaction fee of 2% of the amount withdrawn, not to exceed $25, will be assessed against each partial withdrawal. Those partial withdrawals that are not classified as preferred partial withdrawals (see "Partial Withdrawals" under THE POLICY) will incur a surrender charge due to the reduction in Face Amount. This charge is equal to a specific dollar amount that is based on the age (on the Date of Issue or on the date of any increase in Face Amount), sex and Underwriting Class of the Insured, for each $1,000 of the Policy's Face Amount that reduces. For more information see -- "Surrender Charge" under THE POLICY. A surrender charge will not be applied to preferred partial withdrawals.


     For important tax consequences of partial withdrawals, see FEDERAL TAX STATUS.

TRANSFER CHARGES

     Currently, the first 12 transfers in a Policy year are free. We reserve the right to limit the number of free transfers in a Policy year to six. After that, We will deduct a $10 transfer charge from amounts transferred in that Policy year. We reserve the right to increase the charge, but it will never exceed $25. This charge reimburses Us for the administrative costs of processing the transfer.

     Each of the following transfers of Policy Value from the Sub-Accounts to the Fixed Account is free and does not count as one of the 12 free transfers in a Policy year:

     - a conversion within the first 24 months from the Date of Issue or increase in Face Amount;

     -   a transfer to the Fixed Account to secure a loan;

     -   a reallocation of Policy Value within 20 days of the Date of Issue;

     -   Dollar-Cost Averaging and Account Rebalancing.

OTHER ADMINISTRATIVE CHARGES

     We reserve the right to charge for other administrative costs We incur. While there are no current charges We may impose a charge, not to exceed $25, for:

     -   changing Net Payment allocation instructions;

     - changing the allocation of cost of insurance charges among the various Sub-Accounts and the Fixed Account;

     -   providing a projection of values;

     -   reissuance of a lost Policy (printing a duplicate Policy).

                                  POLICY LOANS

     You may borrow money secured by Your Policy Value at any time. The total amount You may borrow, including any Outstanding Loan, is the Loan Value. The Loan Value is 90% of:

     -   the Policy Value; minus

     -   any surrender charges.

     We will usually issue the loan within seven days after We receive the Written Request. We may delay the issuance of the payment of loans as stated in "Delay of Payments" under THE POLICY.

     We will allocate the loan among the Sub-Accounts and the Fixed Account according to Your instructions. If You do not make an allocation, We will make a Pro-rata Allocation. We will transfer Policy Value in each Sub-Account equal to the Policy loan to the Fixed Account. We will not count this transfer as a transfer subject to the transfer charge.

     Policy Value equal to any Outstanding Loan will earn monthly interest in the Fixed Account at an annual rate of 4.0%. NO OTHER INTEREST WILL BE CREDITED. The loan interest rate charged by the Company accrues daily. The current annual interest rate charged by the Company is 4.80%. The current annual rate of interest charged on loans may change, but is guaranteed not to exceed 6.00%.

PREFERRED LOAN OPTION

     The preferred loan option is automatically available to You, unless You request otherwise. It may be revoked by You at any time. A request for a preferred loan after the Final Payment Date will terminate the optional Guaranteed Death Benefit Rider. Any part of the Outstanding Loan that represents Earnings under the Policy may be treated as a preferred loan. There is some uncertainty as to the tax treatment of preferred loans. Consult a qualified tax adviser (and see FEDERAL TAX STATUS).

     Policy Value equal to the Outstanding Loan will earn monthly interest in the Fixed Account at an annual rate of at least 4.0%. NO OTHER INTEREST WILL BE CREDITED. The loan interest rate charged by the Company accrues daily. The current annual loan interest rate charged by the Company for preferred loans is 4.00%. The current annual rate of interest charged on preferred loans may change, but is guaranteed not to exceed 4.50%.

REPAYMENT OF OUTSTANDING LOAN

     You may repay any loans before the Policy lapses. We will allocate that part of the Policy Value in the Fixed Account that secured a repaid loan to the Sub-Accounts and Fixed Account according to Your instructions. If You do not make a repayment allocation, We will allocate Policy Value according to Your most recent payment allocation instructions. However, loan repayments allocated to the Variable Account cannot exceed Policy Value previously transferred from the Variable Account to secure the Outstanding Loan.

     If the Outstanding Loan exceeds Policy Value less the amount needed to pay the next Monthly Deduction, the Policy will terminate. We will mail a notice of termination to the last known address of You and any assignee. If You do not make sufficient payment within 62 days after this notice is mailed, the Policy will terminate with no value. See POLICY TERMINATION AND REINSTATEMENT. The foreclosure of any Outstanding Loan will terminate the optional Guaranteed Death Benefit Rider.

EFFECT OF POLICY LOANS

     Policy loans will permanently affect the Policy Value and Cash Surrender Value, and may permanently affect the Death Benefit. The effect could be favorable or unfavorable, depending on whether the investment performance of the Sub-Accounts is less than or greater than the interest credited to the Policy Value in the Fixed Account that secures the loan.

     We will deduct any Outstanding Loan from the proceeds payable when the Insured dies or from a surrender.

                      POLICY TERMINATION AND REINSTATEMENT

TERMINATION

     Unless the Guaranteed Death Benefit Rider is in effect, the Policy will terminate if:

     - Policy Value less any Outstanding Loan is insufficient to cover the next Monthly Deduction plus loan interest accrued; or

     -   any Outstanding Loan exceeds the Policy Value.

     If one of these situations occurs, the Policy will be in default. You will then have a grace period of 62 days, measured from the date of default, to pay a Premium sufficient to prevent termination. On the date of default, We will send a notice to You and to any assignee of record. The notice will state the Premium due and the date by which it must be paid.

     Failure to pay a sufficient Premium within the grace period will result in Policy termination. If the Insured dies during the grace period, We will deduct from the Net Death Benefit any Monthly Deduction due and unpaid through the Policy month in which the Insured dies and any other overdue charge.

     Beginning on the date this Policy is issued or the Date of Issue of any increase in the Face Amount, whichever is later, and continuing for the next 47 Monthly Processing Dates, the grace period will begin when both of the following conditions occur:

     - the Policy Value less Outstanding Loan is less than the amount needed to pay the next Monthly Deduction plus loan interest accrued; and

     - the sum of the payments made minus any Outstanding Loan, partial withdrawals and partial withdrawal charges since the latest of the following three dates:

          -   the date this Policy is issued;

          -   the Date of Issue of any increase in the Face Amount; or

          - the date of any Policy Change which changes the Minimum Monthly Payment is less than the accumulated Minimum Monthly Payments to date.

     During the first 48 Policy months following the Date of Issue or an increase in the Face Amount, a guarantee may apply to prevent the Policy from terminating because of insufficient Policy Value. This guarantee applies if, during this period, You pay Premiums that, when reduced by partial withdrawals and partial withdrawal charges, equal or exceed specified Minimum Monthly Payments. The specified Minimum Monthly Payments are based on the number of months the Policy, increase in Face Amount or Policy Change that causes a change in the Minimum Monthly Payment has been in force. A Policy Change that causes a change in the Minimum Monthly Payment is a change in the Face Amount, underwriting reclassifications, or the addition or deletion of a rider. Except for the first 48 months after the Date of Issue or the effective date of an increase, payments equal to the Minimum Monthly Payment do not guarantee that the Policy will remain in force.

     If the optional Guaranteed Death Benefit Rider is in effect, the Policy will not lapse regardless of the investment performance of the Variable Account. See "Guaranteed Death Benefit Rider" under THE POLICY.

REINSTATEMENT

     A terminated Policy may be reinstated within three years of the date of default and before the Final Payment Date. The reinstatement takes effect on the Monthly Processing Date following the date You submit to Us:

     -   written application for reinstatement;

     - Evidence of Insurability showing that the Insured is insurable according to Our underwriting rules; and

     - a payment that, after the deduction of the Payment Expense Charge, is large enough to cover the Minimum Amount Payable.

     POLICIES WHICH HAVE BEEN SURRENDERED MAY NOT BE REINSTATED.

     Minimum Amount Payable -- If reinstatement is requested when less than 48 monthly deductions have been taken since the Date of Issue or increase in the Face Amount, You must pay for the lesser of three Minimum Monthly Payments or three Monthly Deductions.

     If You request reinstatement more than 48 Monthly Processing Dates from the Date of Issue or increase in the Face Amount, You must pay 3 Monthly Deductions.

     Surrender Charge -- The surrender charge on the date of reinstatement is the surrender charge that was in effect on the date of termination.

     Policy Value on Reinstatement -- The Policy Value on the date of reinstatement is:

     - the Net Payment made to reinstate the Policy and interest earned from the date the payment was received at Our Variable Life Service Center; plus

     - the Policy Value less any Outstanding Loan on the date of default (not to exceed the surrender charge on the date of reinstatement); minus

     -   the Monthly Deduction due on the date of reinstatement.

     You may reinstate an Outstanding Loan.

                            OTHER POLICY PROVISIONS

POLICYOWNER

     The Policyowner is the Insured unless another individual has been named in the application. As Policyowner, You are entitled to exercise all rights under Your Policy while the Insured is alive, with the consent of any irrevocable Beneficiary. The consent of the Insured is required whenever the Face Amount is increased.

BENEFICIARY

     The Beneficiary is the person or persons to whom the Net Death Benefit is payable on the Insured's death. Unless otherwise stated in the Policy, the Beneficiary has no rights in the Policy before the Insured dies. While the Insured is alive, You may change the Beneficiary, unless You have declared the Beneficiary to be irrevocable. If no Beneficiary is alive when the Insured dies, the Policyowner (or the Policyowner's estate) will be the Beneficiary. If more than one Beneficiary is alive when the Insured dies, We will pay each Beneficiary in equal shares, unless You have chosen otherwise. Where there is more than one Beneficiary, the interest of a Beneficiary who dies before the Insured will pass to surviving beneficiaries proportionally.

ASSIGNMENT

     You may assign a Policy as collateral or make an absolute assignment by sending us a Written Request at any time while the Insured is alive and the Policy is in force. All Policy rights will be transferred as to the assignee's interest. The consent of the assignee may be required to make changes in payment allocations, make transfers or to exercise other rights under the Policy. We are not bound by an assignment or release thereof, unless it is in writing and recorded at the Variable Life Service Center. When recorded, the assignment will take effect on the date the Written Request was signed. Any rights the assignment creates will be subject to any payments We made or actions We took before the assignment is recorded. We are not responsible for determining the validity of any assignment or release.

MODIFICATION

     Upon notice to You, We may modify the Policy, but only if such modification:

     - is necessary to make the Policy or the Variable Account comply with any law or regulation issued by a governmental agency to which We are subject;

     - is necessary to assure continued qualification of the Policy under the Code or other federal or state laws relating to variable life policies;

     -   is necessary to reflect a change in the operation of the Variable
         Accounts;

     - or provides additional Variable Account and/or fixed accumulation options.

     In the event of any such modification, We may make any appropriate endorsement to the Policy.

NOTIFICATION OF DEATH

     The death of the Insured and/or the Policyowner(s) must be filed with Us immediately, and We will require Due Proof of Death.

     In most states, We will compute the Net Death Benefit on:

     - the date We receive Due Proof of Death of the Insured under Death Benefit Option 2; or

     -   the date of death for Death Benefit Options 1 and 3.

WRITTEN REQUEST

     Written Request must be signed and dated by You. It must be of a form and content acceptable to Us. Your Written Request will not be effective until We receive and file it. However, any change provided in Your Written Request will be effective as of the date You signed the Written Request:

     - subject to any payments or other actions We take prior to receiving and filing Your Written Request; and

     -   whether or not You are alive when We receive and file Your Written
         Request.

     THE FOLLOWING POLICY PROVISIONS MAY VARY BY STATE.

INCONTESTABILITY

     We cannot challenge the validity of Your Policy if the Insured was alive after the Policy had been in force for two years from the Date of Issue or if reinstated, for two years from the date of reinstatement. Also, We cannot challenge the validity of any increase in the Face Amount if the Insured was alive after the increase was in force for two years from the effective date of the increase.

     Any contest after a reinstatement or increase in Face Amount will be limited to material statements made in the application for such reinstatement or Face Amount increase.

SUICIDE

     The Net Death Benefit will not be paid if the Insured commits suicide, while sane or insane, within two years from the Date of Issue of the Policy. Instead, We will pay the Beneficiary all payments made for the Policy, without interest, less any Outstanding Loan and partial withdrawals. If the Insured commits suicide, while sane or insane, within two years from any increase in Face Amount, We will not recognize the increase. We will pay to the Beneficiary the Net Death Benefit prior to the increase plus the monthly expense charges and the cost of insurance charges associated with the increase.

MISSTATEMENT OF AGE OR SEX

     If the Insured's Age or sex is not correctly stated in the Policy application, We will adjust benefits under the Policy to reflect the correct Age and sex. The adjusted benefit will be the benefit that the most recent cost of insurance charge would have purchased for the correct Age and sex. We will not reduce the Death Benefit to less than the Guideline Minimum Death Benefit. For a unisex Policy, there is no adjusted benefit for misstatement of sex. No adjustment for misstatement of Age or sex will be made after the Final Payment Date.

                               FEDERAL TAX STATUS

     THE FOLLOWING DISCUSSION IS GENERAL AND IS NOT INTENDED AS TAX ADVICE

     The following summary of federal tax considerations is based on Our understanding of the present federal income tax laws as they are currently interpreted. Legislation may be proposed which, if passed, could adversely and possibly retroactively affect the taxation of the Policies. This summary is not exhaustive, does not purport to cover all situations, and is not intended as tax advice. We do not address tax provisions that may apply if the Policyowner is a corporation or the trustee of an employee benefit plan. You should consult a qualified tax adviser to apply the law to Your circumstances.

THE COMPANY AND THE VARIABLE ACCOUNT

     The Company is taxed as a life insurance company under Subchapter L of the Code. We file a consolidated tax return with Our parent and affiliates. We do not currently charge for any income tax on the earnings or realized capital gains in the Variable Account. We do not currently charge for federal income taxes respecting the Variable Account. A charge may apply in the future for any federal income taxes We incur. The charge may become necessary, for example, if there is a change in Our tax status. Any charge would be designed to cover the federal income taxes on the investment results of the Variable Account.

     Under current laws, the Company may incur state and local taxes besides Premium taxes. These taxes are not currently significant. If there is a material change in these taxes affecting the Variable Account, We may charge for taxes paid or for tax reserves.



TAXATION OF THE POLICIES



     In order to qualify as a life insurance contract for Federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under Federal tax law, a Policy must satisfy certain requirements which are set forth in the Internal Revenue Code. Guidance as to how these requirements are to be applied is limited. We believe that the Policy issued on a preferred or standard Underwriting Class basis should satisfy the applicable requirements. There is less guidance with respect to Policies issued on a non-standard Underwriting Class basis and it is not clear that such Policies will satisfy the applicable requirements in all cases, particularly if the full amount of premiums permitted under the Policy is paid. If it is later determined that a Policy does not satisfy the applicable requirements, We may take appropriate steps to bring the Policy into compliance with such requirements and We reserve the right to restrict Policy transactions in order to do so.



     In certain circumstances, owners of variable life insurance contracts have been considered for Federal income tax purposes to be the owners of the assets of the variable account supporting their contracts due to their ability to exercise investment control over those assets. Where this is the case, the contract owners have been currently taxed on income and gains attributable to the variable account assets. There is little guidance in this area, and some features of the Policies, such as the flexibility of a Policyowner to allocate premiums and cash values and the number of funds offered under the Policy, have not been explicitly addressed in published rulings. While We believe that the Policies do not give Policyowners investment control over Variable Account assets, We reserve the right to modify the Policies as necessary to prevent a Policyowner from being treated as the owner of the Variable Account assets supporting the Policy.



     In addition, the Code requires that the investments of the Variable Account be "adequately diversified" in order for the Policies to be treated as life insurance contracts for Federal income tax purposes. It is intended that the Variable Account, through the Funds, will satisfy these diversification requirements.



     The following discussion assumes that the Policies will qualify as a life insurance contracts for Federal income tax purposes.



TAX TREATMENT OF POLICY BENEFITS



     IN GENERAL. We believe that the Death Benefit under a Policy should be excludible from the gross income of the Beneficiary. Federal, state and local transfer, and other tax consequences of ownership or receipt of Policy proceeds depend on the circumstances of each Policyowner or Beneficiary. A tax advisor should be consulted on these consequences.



     Generally, the Policyowner will not be deemed to be in constructive receipt of the Policy cash value until there is a distribution. When distributions from a Policy occur, or when loans are taken out from or secured by a Policy, the tax consequences depend on whether the Policy is classified as a "Modified Endowment Contract."



     MODIFIED ENDOWMENT CONTRACTS. Under the Internal Revenue Code, certain life insurance contracts are classified as "Modified Endowment Contracts," with less favorable tax treatment than other life insurance contracts. Due to the flexibility of the Policies as to premiums and benefits, the individual circumstances of each Policy will determine whether it is classified as a Modified Endowment Contract. The rules are too complex to be summarized here, but generally depend on the amount of premiums paid during the first seven Policy years. Certain changes in a Policy after it is issued could also cause it to be classified as a Modified Endowment Contract. A current or prospective Policyowner should consult with a competent advisor to determine whether a Policy transaction will cause the Policy to be classified as a Modified Endowment Contract.

     DISTRIBUTIONS OTHER THAN DEATH BENEFITS FROM MODIFIED ENDOWMENT CONTRACTS. Policies classified as Modified Endowment Contracts are subject to the following tax rules:



     (1) All distributions other than Death Benefits, including distributions upon surrender and withdrawals, from a Modified Endowment Contract will be treated first as distributions of gain taxable as ordinary income and as tax-free recovery of the Policyowner's investment in the Policy only after all gain has been distributed.



     (2) Loans taken from or secured by a Policy classified as a Modified Endowment Contract are treated as distributions and taxed accordingly.



     (3) A 10 percent additional income tax is imposed on the amount subject to tax except where the distribution or loan is made when the Policyowner has attained age 59 1/2 or is disabled, or where the distribution is part of a series of substantially equal periodic payments for the life (or life expectancy) of the Policyowner or the joint lives (or joint life expectancies) of the Policyowner and the Policyowner's Beneficiary or designated Beneficiary.



If a Policy becomes a Modified Endowment Contract, distributions that occur during the Policy year will be taxed as distributions from a Modified Endowment Contract. In addition, distributions from a Policy within two years before it becomes a Modified Endowment Contract will be taxed in this manner. This means that a distribution made from a Policy that is not a Modified Endowment Contract could later become taxable as a distribution from a Modified Endowment Contract.



     DISTRIBUTIONS OTHER THAN DEATH BENEFITS FROM POLICIES THAT ARE NOT MODIFIED ENDOWMENT CONTRACTS. Distributions other than Death Benefits from a Policy that is not classified as a Modified Endowment Contract are generally treated first as a recovery of the Policyowner's investment in the Policy and only after the recovery of all investment in the Policy as taxable income. However, certain distributions which must be made in order to enable the Policy to continue to qualify as a life insurance contract for Federal income tax purposes if Policy benefits are reduced during the first 15 Policy years may be treated in whole or in part as ordinary income subject to tax.



     Loans from or secured by a Policy that is not a Modified Endowment Contract are generally not treated as distributions. However, the tax consequences associated with preferred loans are less clear and a tax adviser should be consulted about such loans.



     Finally, neither distributions from nor loans from or secured by a Policy that is not a Modified Endowment Contract are subject to the 10 percent additional income tax.



     INVESTMENT IN THE POLICY. Your investment in the Policy is generally Your aggregate Premiums. When a distribution is taken from the Policy, Your investment in the Policy is reduced by the amount of the distribution that is tax-free.



     POLICY LOANS. In general, interest on a Policy loan will not be deductible. If a Policy loan is outstanding when a Policy is canceled or lapses, the amount of the outstanding indebtedness will be added to the amount distributed and will be taxed accordingly. Before taking out a Policy loan, You should consult a tax adviser as to the tax consequences.



     MULTIPLE POLICIES. All Modified Endowment Contracts that are issued by Us (or our affiliates) to the same Policyowner during any calendar year are treated as one Modified Endowment Contract for purposes of determining the amount includible in the Policyowner's income when a taxable distribution occurs.



     CONTINUATION OF POLICY BEYOND AGE 100. The tax consequences of continuing the Policy beyond the Insured's 100th year are unclear. You should consult a tax adviser if You intend to keep the Policy in force beyond the Insured's 100th year.



     BUSINESS USES OF POLICY. Businesses can use the Policies in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, tax exempt and nonexempt welfare benefit plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances. If You are purchasing the Policy for any arrangement the value of which depends in part on its tax consequences, You should consult a qualified tax adviser. In recent years, moreover, Congress has adopted new rules relating to life insurance owned by businesses. Any business contemplating the purchase of a new Policy or a change in an existing Policy should consult a tax adviser.

     OTHER TAX CONSIDERATIONS. The transfer of the Policy or designation of a Beneficiary may have federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. For example, the transfer of the Policy to, or the designation as a Beneficiary of, or the payment of proceeds to, a person who is assigned to a generation which is two or more generations below the generation assignment of the owner may have generation skipping transfer tax consequences under federal tax law. The individual situation of each owner or Beneficiary will determine the extent, if any, to which federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of Policy proceeds will be treated for purposes of federal, state and local estate, inheritance, generation skipping and other taxes.



POSSIBLE TAX CHANGES


     Although the likelihood of legislative change is uncertain, there is always the possibility that the tax treatment of the Polices could change by legislation or other means. It is also possible that any change could be retroactive (that is, effective prior to the date of the change). A tax adviser should be consulted with respect to legislative developments and their effect on the Policy.

                                 VOTING RIGHTS

     Where the law requires, We will vote fund shares that each Sub-Account holds according to instructions received from Policyowners with Policy Value in the Sub-Account. If, under the 1940 Act or its rules, We may vote shares in Our own right, whether or not the shares relate to the Policies, We reserve the right to do so.

     We will provide each person having a voting interest in a fund with proxy materials and voting instructions. We will vote shares held in each Sub-Account for which no timely instructions are received in proportion to all instructions received for the Sub-Account. We will also vote in the same proportion Our shares held in the Variable Account that does not relate to the Policies.

     We will compute the number of votes that a Policyowner has the right to instruct on the record date established for the fund. This number is the quotient of:

     -   each Policyowner's Policy Value in the Sub-Account; divided by

     - the net asset value of one share in the fund in which the assets of the Sub-Account are invested.

     We may, when required by state insurance regulatory authorities, disregard voting instructions if the instructions require that Fund shares be voted so as
(1) to cause to change in the sub-classification or investment objective of one or more of the Funds, or (2) to approve or disapprove an investment advisory contract for the Funds. In addition, We may disregard voting instructions that are in favor of any change in the investment policies or in any investment adviser or principal underwriter if the change has been initiated by Contract Policyowners or the Trustees. Our disapproval of any such change must be reasonable and, in the case of a change in investment policies or investment adviser, based on a good faith determination that such change would be contrary to state law or otherwise is inappropriate in light of the objectives and purposes of the Funds. In the event We do disregard voting instructions, a summary of and the reasons for that action will be included in the next periodic report to Contract Policyowners.

                    DELETION OR SUBSTITUTION OF INVESTMENTS

     We reserve the right, subject to law, to make additions to, deletions from, or substitutions for the shares that are held in the Sub-Accounts. We may redeem the shares of a Fund and substitute shares of another registered open-end management company, if:

     -   the shares of the fund are no longer available for investment;

     -   change in tax laws; or

     - in Our judgment further investment in the Fund would no longer be appropriate based on the purposes of the Variable Account or the affected Sub-Account.

     Where the 1940 Act or other law requires, We will not substitute any shares respecting a Policy interest in a Sub-Account without notice to Policyowners and prior approval of the SEC and state insurance authorities. The Variable Account may, as the law allows, purchase other securities for other policies or allow a conversion between policies on a Policyowner's request.

     We reserve the right to establish additional Sub-Accounts funded by a new fund or by another investment company. Subject to law, We may, in Our sole discretion, establish new Sub-Accounts or eliminate one or more Sub-Accounts.

     We may change the Policy to reflect a substitution or other change and will notify Policyowners of the change. Subject to any approvals the law may require, the Variable Account or any Sub-Accounts may be:

     -   operated as a management company under the 1940 Act;

     -   deregistered under the 1940 Act if registration is no longer required;
         or

     -   combined with other Sub-Accounts or Our other separate accounts.

                              FURTHER INFORMATION

     We have filed a 1933 Act registration statement for this offering with the SEC. Under SEC rules and regulations, We have omitted from this Prospectus part of the registration statement and amendments. Statements contained in this Prospectus are summaries of the Policy and other legal documents. The complete documents and omitted information may be obtained from the SEC's Principal Office in Washington, D.C., on payment of the SEC's prescribed fees.

                DIRECTORS AND PRINCIPAL OFFICERS OF THE COMPANY

Ronald E. Beettam          Director, Chairman and President, Canada Life
                            Insurance Company of America; Vice President of the U.S. Division, The Canada Life Assurance Company (2/98 - Present); Vice President of Individual Operations, U.S. Division, The Canada Life Assurance Company (9/97 - 2/98); Actuarial and Administrative Vice President, Corporate Financial Management, The Canada Life Assurance Company (1/95 - 9/97).

Kenneth T. Ledwos          Director and Actuary, Canada Life Insurance Company
                            of America; Actuarial Vice President, The Canada Life Assurance Company.

D. Allen Loney             Director, Canada Life Insurance Company of America;
                            Vice President and Chief Actuary, The Canada Life Assurance Company (1998 - Present); Vice President of the U.S. Division, The Canada Life Assurance Company (1987 - 1998).

Henry A. Rachfalowski      Director, Canada Life Insurance Company of America;
                            Investment Vice President, The Canada Life Assurance Company (1996 - Present); Vice President Portfolio Investment, Ontario Municipal Employees Retirement Board (1992 - 1996).

Thomas C. Scott            Director and Financial Vice President, Canada Life
                            Insurance Company of America; Financial Vice
                            President, The Canada Life Assurance Company
                            (12/97 - Present); Executive Vice President and Chief Financial Officer, Washington National Corp. (11/74 - 12/97).

Stephen H. Zimmerman       Director, Canada Life Insurance Company of America;
                            Partner, Dykema Gossett, PLLC.

George N. Isaac            Treasurer, Canada Life Insurance Company of America;
                            Treasurer, The Canada Life Assurance Company.

Roy W. Linden              Secretary, Canada Life Insurance Company of America;
                            Vice President, General Counsel and Secretary, The Canada Life Assurance Company (5/95 - Present); Legal Vice President and General Counsel, The Canada Life Assurance Company (5/93 - 5/95).

Charles H. MacPhaul        Assistant Secretary, Canada Life Insurance Company of
                            America (5/98 - Present), Senior Counsel of The Canada Life Assurance Company (2/99 - Present); Counsel, (9/96 5/98); Counsel, ING Life Insurance Company of Georgia (11/85 - 8/96).

William S. McIlwaine       Group Sales Vice President, Canada Life Insurance
                            Company of America; Group Sales Vice President, The Canada Life Assurance Company.

                                  DISTRIBUTION

     Canada Life of America Financial Services, Inc. (CLAFS) acts as the principal underwriter and general distributor of the Policies. CLAFS, Our wholly-owned subsidiary and a Georgia corporation organized on January 18, 1988, is registered with the SEC under the Securities Exchange Act of 1934 (1934 Act) as a broker/dealer and is a member of the National Association of Securities Dealers, Inc. CLAFS' principal business address is 6201 Powers Ferry Road, NW, Atlanta, Georgia.

     We pay to broker-dealers who sell the Policy commissions based on a commission schedule. After the Date of Issue or an increase in Face Amount, commissions will not exceed 90% of the first-year payments up to a payment amount We established and 4% of any excess. Commissions will not exceed 4% for subsequent payments in years 2-10, and 3% for years 11 and over. Broker-dealers may also receive annual renewal compensation of up to 0.20% of Policy Value less any Outstanding Loan, depending on the circumstances. To the extent permitted by NASD rules, overrides and promotional incentives or payments may also be provided to General Agents, independent marketing organizations, and broker-dealers based on sales volumes, the assumption of wholesaling functions or other sales-related criteria. Other payments may be made for other services that do not directly involve the sale of the Policies. These services may include the recruitment and training of personnel, production of promotional literature, and similar services.

     Commissions paid on the Policies, including other incentives or payments, are not charged to Policyowners or to the Variable Account.

                      INFORMATION ABOUT THE FIXED ACCOUNT

     This Prospectus serves as a disclosure document only for the aspects of the Policy relating to the Variable Account. For complete details on the Fixed Account, read the Policy itself. The Fixed Account and other interests in the General Account are not regulated under the 1933 Act or the 1940 Act because of exemption and exclusionary provisions. The 1933 Act provisions on the accuracy and completeness of statements made in prospectuses may apply to information on the fixed part of the Policy and the Fixed Account. The SEC has not reviewed the disclosures in this section of the Prospectus.

GENERAL DESCRIPTION

     You may allocate part or all of Your Net Payments to accumulate at a fixed rate of interest in the Fixed Account. The Fixed Account is a part of Our General Account. The General Account is made up of all of Our general assets other than those allocated to any separate account. Allocations to the Fixed Account become part of Our General Account assets and are used to support insurance and annuity obligations.

FIXED ACCOUNT INTEREST

     We guarantee amounts allocated to the Fixed Account as to principal and a minimum rate of interest. The minimum interest We will credit on amounts allocated to the Fixed Account is 4.0% compounded annually. "Excess interest" may or may not be credited at Our sole discretion. We will guarantee initial rates on amounts allocated to the

Fixed Account, either as payments or transfers, to the next Policy Anniversary. At each Policy Anniversary, We will credit the then current interest rate to money remaining in the Fixed Account. We will guarantee this rate for one year.

FIXED ACCOUNT POLICY VALUE

     On any day, the Fixed Account Policy Value is:

     -   Net Payments allocated to the Fixed Account; plus

     -   Variable Account Policy Value transferred to the Fixed Account; plus

     -   interest credited to the Fixed Account; minus

     - partial withdrawals from the Fixed Account, including any applicable partial withdrawal charges and partial withdrawals charges; minus

     - transfers from the Fixed Account, including any applicable transfer charges; minus

     - any transaction charges allocated to the Fixed Account for changes in the Face Amount; minus

     - [if any day is the Monthly Processing Date,] the portion of the Monthly Deduction allocated to the Fixed Account.

     During any policy month the Fixed Account Policy Value will be calculated on a consistent basis. For purposes of crediting interest, Policy Value deducted, transferred or withdrawn from the Fixed Account is accounted for on a first-in, first-out basis.

                              FINANCIAL STATEMENTS


     Our balance sheets as of December 31, 1999 and 1998, and the related statements of operations, capital and surplus, and cash flows for each of the three years in the period ended December 31, 1999, as well as the Report of Independent Auditors, are included in this Prospectus constituting part of this Registration Statement.


     The financial statements of the Company should be considered only as bearing on Our ability to meet Our obligations under the Policy. They should not be considered as bearing on the investment performance of the assets held in the Variable Account.

                              FINANCIAL STATEMENTS

                    CANADA LIFE INSURANCE COMPANY OF AMERICA

                      1999 STATUTORY FINANCIAL STATEMENTS

                      WITH REPORT OF INDEPENDENT AUDITORS

                    CANADA LIFE INSURANCE COMPANY OF AMERICA

                         STATUTORY FINANCIAL STATEMENTS

                               DECEMBER 31, 1999

                                    CONTENTS

Report of Independent Auditors..............................      1
Statutory Balance Sheets....................................      2
Statutory Statements of Operations..........................      3
Statutory Statements of Capital and Surplus.................      4
Statutory Statements of Cash Flows..........................      5
Notes to Statutory Financial Statements.....................      6

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors
Canada Life Insurance Company of America

     We have audited the accompanying statutory balance sheets of Canada Life Insurance Company of America as of December 31, 1999 and 1998, and the related statutory statements of operations, capital and surplus, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     As described in Note B to the financial statements, the Company presents its financial statements in conformity with accounting practices prescribed or permitted by the Michigan Insurance Department, which practices differ from accounting principles generally accepted in the United States. The variances between such practices and accounting principles generally accepted in the United States are also described in Note B. The effects on the financial statements of these variances are not reasonably determinable but are presumed to be material.

     In our opinion, because of the effects of the matter described in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with accounting principles generally accepted in the United States, the financial position of Canada Life Insurance Company of America at December 31, 1999 and 1998, or the results of its operations or its cash flows for each of the three years in the period ended December 31, 1999.

     However, in our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Canada Life Insurance Company of America at December 31, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999 in conformity with accounting practices prescribed or permitted by the Michigan Insurance Department.

Atlanta, Georgia
February 4, 2000

                    CANADA LIFE INSURANCE COMPANY OF AMERICA
                            STATUTORY BALANCE SHEETS

                            [IN THOUSANDS OF DOLLARS
                      EXCEPT SHARES AND PER SHARE VALUES]

                                                                  AT DECEMBER 31
                                                              -----------------------
                                                                 1999         1998
                                                              ----------   ----------
ADMITTED ASSETS
Investments [note C]
  Bonds.....................................................  $1,316,100   $1,312,081
  Mortgage loans............................................     898,623      902,549
  Common and preferred stocks, including subsidiaries.......      37,827       37,642
  Real estate...............................................       6,400        7,031
  Policy loans..............................................          --        9,333
  Short-term investments....................................      24,810       34,473
  Cash......................................................       3,813        2,697
  Receivable for securities.................................          50        2,606
  Other invested assets.....................................       3,813          833
                                                              ----------   ----------
          Total cash and investments........................   2,291,436    2,309,245
Investment income due and accrued...........................      30,205       29,527
Receivable from parent and affiliates.......................       7,844        3,002
Other assets................................................       4,133          402
Assets held in Separate Accounts [note I]...................     693,086      530,649
                                                              ----------   ----------
          Total admitted assets.............................  $3,026,704   $2,872,825
                                                              ==========   ==========
LIABILITIES AND CAPITAL AND SURPLUS
Liabilities
Policy liabilities
  Life and annuity reserves.................................  $1,886,010   $1,884,119
  Guaranteed investment contracts...........................     247,174      267,156
  Policy and contract claims................................          --           47
  Dividends payable.........................................          --        1,151
  Other policy and contract liabilities.....................         215          307
                                                              ----------   ----------
          Total policy liabilities..........................   2,133,399    2,152,780
Interest maintenance reserve................................      13,165       12,124
Amounts owing to parent and affiliates [note H].............       4,335        9,836
Miscellaneous liabilities...................................       7,286        8,701
Asset valuation reserve.....................................      31,162       27,034
Transfers to Separate Accounts due or accrued (net).........     (11,399)      (9,883)
Liabilities from Separate Accounts..........................     693,086      530,649
                                                              ----------   ----------
          Total liabilities.................................   2,871,034    2,731,241
                                                              ----------   ----------
Capital and surplus [note K]
Common stock -- $10.00 par value, authorized -- 25,000,000
  shares; issued and outstanding -- 500,000 shares..........       5,000        5,000
Redeemable preferred stock -- $10.00 par value,
  authorized -- 25,000,000 shares; issued and
  outstanding -- 4,100,000 shares...........................      41,000       41,000
Paid-in surplus.............................................      76,000       76,000
Accumulated surplus.........................................      33,670       19,584
                                                              ----------   ----------
          Total capital and surplus.........................     155,670      141,584
                                                              ----------   ----------
          Total liabilities and capital and surplus.........  $3,026,704   $2,872,825
                                                              ==========   ==========

See accompanying notes.

                    CANADA LIFE INSURANCE COMPANY OF AMERICA
                       STATUTORY STATEMENTS OF OPERATIONS

                           [IN THOUSANDS OF DOLLARS]

                                                                 YEARS ENDED DECEMBER 31
                                                              ------------------------------
                                                                1999       1998       1997
                                                              --------   --------   --------
REVENUES
Premiums for insurance and annuity considerations [note
  G]........................................................  $238,675   $329,578   $326,559
Considerations for supplementary contracts and dividends
  left on deposit...........................................       559      3,357      2,905
Net investment income [note C]..............................   190,492    188,155    184,549
Other income................................................     8,488      7,942      3,657
                                                              --------   --------   --------
          Total revenues....................................   438,214    529,032    517,670
                                                              --------   --------   --------
BENEFITS AND EXPENSES
Benefits paid or provided to policyholders
  Annuity...................................................   391,819    356,748    450,348
  Life......................................................     1,306      2,639      3,176
  Supplementary contracts and dividends left on deposit.....     1,825      2,843      2,570
  Dividends to policyholders................................      (593)     1,011      1,682
                                                              --------   --------   --------
          Total benefits paid or provided to
             policyholders..................................   394,357    363,241    457,776
Increase (decrease) in actuarial reserves...................    11,567     63,918    (79,003)
Commissions and expense allowances on reinsurance assumed...    13,392     14,056     13,418
Commissions.................................................     5,413      6,246      7,386
General insurance expenses..................................     7,970      8,737      8,628
Taxes, licenses and fees....................................       722      3,913      1,497
Transfers to (from) Separate Accounts.......................   (15,387)    46,271     82,213
                                                              --------   --------   --------
          Total benefits and expenses.......................   418,034    506,382    491,915
                                                              --------   --------   --------
Gain from operations before net realized capital gains
  (losses) and federal income taxes.........................    20,180     22,650     25,755
Federal income taxes [note E]...............................     1,593      3,992      6,823
                                                              --------   --------   --------
Gain from operations before net realized capital gains
  (losses)..................................................    18,587     18,658     18,932
Net realized capital gains (losses) [Note C]................    (2,199)      (373)     1,682
                                                              --------   --------   --------
Net income..................................................  $ 16,388   $ 18,285   $ 20,614
                                                              ========   ========   ========

See accompanying notes.

                    CANADA LIFE INSURANCE COMPANY OF AMERICA
                  STATUTORY STATEMENTS OF CAPITAL AND SURPLUS

                           [IN THOUSANDS OF DOLLARS]

                                                                 YEARS ENDED DECEMBER 31
                                                              ------------------------------
                                                                1999       1998       1997
                                                              --------   --------   --------
Common stock at beginning and end of year...................  $  5,000   $  5,000   $  5,000
Redeemable preferred stock at beginning and end of year.....    41,000     41,000     41,000
Paid-in surplus at beginning and end of year................    76,000     76,000     76,000
Accumulated surplus (deficit) at beginning of year..........    19,584      7,530     (5,839)
Net income..................................................    16,388     18,285     20,614
Change in net unrealized capital gain (loss)................     1,693       (467)     1,253
Change in surplus (deficit) on account of:
  Prior year federal income tax adjustment..................        --      2,589     (6,195)
  Actuarial valuation basis.................................        --     (5,740)        --
  Asset valuation reserve...................................    (4,128)    (2,226)    (3,361)
  Adjustment for loss in currency exchange..................       133       (392)      (378)
  Change in surplus of Separate Account.....................        --         25      1,436
  Nonadmitted assets........................................        --        (20)        --
                                                              --------   --------   --------
Accumulated surplus at end of year..........................    33,670     19,584      7,530
                                                              --------   --------   --------
          Total capital and surplus.........................  $155,670   $141,584   $129,530
                                                              ========   ========   ========

See accompanying notes.

                    CANADA LIFE INSURANCE COMPANY OF AMERICA
                       STATUTORY STATEMENTS OF CASH FLOWS

                           [IN THOUSANDS OF DOLLARS]

                                                                 YEARS ENDED DECEMBER 31
                                                              ------------------------------
                                                                1999       1998       1997
                                                              --------   --------   --------
OPERATING ACTIVITIES
  Premiums, policy proceeds, and other considerations.......  $239,293   $332,841   $329,344
  Net investment income received............................   179,786    177,110    178,329
  Benefits paid.............................................  (394,997)  (362,205)  (456,151)
  Insurance expenses paid...................................   (26,971)   (32,814)   (31,296)
  Dividends paid to policyholders...........................      (558)    (1,588)    (2,021)
  Federal income taxes paid.................................      (112)    (9,738)    (1,832)
  Net transfers to Separate Accounts........................    13,871    (53,553)   (83,224)
  Withdrawal of seed monies.................................        --      8,852         --
  Other income..............................................     8,488      7,941      3,657
  Other disbursements.......................................   (27,348)        --         --
                                                              --------   --------   --------
Net cash provided (used) by operations......................    (8,548)    66,846    (63,194)
INVESTING ACTIVITIES
Proceeds from sales, maturities, or repayments of
  investments
  Bonds.....................................................   483,036    389,477    477,542
  Mortgage loans and real estate............................    89,029     61,367     70,056
  Equity and other investments..............................    11,626     22,694     18,861
Cost of investments acquired
  Bonds.....................................................  (470,134)  (411,694)  (449,592)
  Mortgage loans and real estate............................   (83,911)   (81,621)   (59,488)
  Equity and other investments..............................   (18,944)   (26,403)   (16,372)
Changes in policy loans.....................................     9,333        957      1,171
Taxes paid on capital gains.................................        --     (6,409)    (5,449)
                                                              --------   --------   --------
Net cash provided (used) by investments.....................    20,035    (51,632)    36,729
FINANCING ACTIVITIES
  Other sources (uses)......................................   (20,034)     4,271    (15,853)
                                                              --------   --------   --------
Net increase (decrease) in cash and short-term
  investments...............................................    (8,547)    19,485    (42,318)
Cash and short-term investments -- beginning of year........    37,170     17,685     60,003
                                                              --------   --------   --------
Cash and short-term investments -- end of year..............  $ 28,623   $ 37,170   $ 17,685
                                                              ========   ========   ========

See accompanying notes.

                    CANADA LIFE INSURANCE COMPANY OF AMERICA
                    NOTES TO STATUTORY FINANCIAL STATEMENTS

                               DECEMBER 31, 1999

NOTE A

     NATURE OF OPERATIONS. Canada Life Insurance Company of America (CLICA or the Company) was incorporated on April 12, 1988 in the State of Michigan and is a wholly-owned subsidiary of The Canada Life Assurance Company (CLA), a mutual life and accident and health insurance company. The Company's business consists primarily of group and individual annuity policies assumed from CLA. The Company's direct business consists of individual variable annuity and institutional investment products. The Company is licensed to sell its products in 48 states and the District of Columbia; however, its primary markets are California, Florida, Michigan, Missouri, Texas and Virginia. The Company's variable annuity products are sold by agents who are licensed and registered representatives of the Company's subsidiary, Canada Life of America Financial Services, Inc. as well as other independent agents.

NOTE B

     ACCOUNTING PRACTICES AND BASIS OF PRESENTATION. The accompanying financial statements have been prepared in accordance with accounting practices prescribed or permitted by the Michigan Insurance Department, which practices differ from generally accepted accounting principles (GAAP).

     Currently, "prescribed" statutory accounting practices (SAP) are interspersed throughout state insurance laws and regulations, the NAIC's Accounting Practices and Procedures Manual and a variety of other NAIC Publications. "Permitted" statutory accounting practices encompass all accounting practices that are not prescribed; such practices may differ from state to state, may differ from company to company within a state, and may change in the future. CLICA currently follows only prescribed accounting practices.

     In 1998, the NAIC adopted codified statutory accounting practices (Codification) effective January 1, 2001. Codification will likely change, to some extent, prescribed statutory accounting practices and may result in changes to the accounting practices that the Company uses to prepare its statutory-basis financial statements. Codification will require adoption by the various states before it becomes the prescribed statutory basis of accounting for insurance companies domesticated within those states. Accordingly, before Codification becomes effective for the Company, the state of Michigan must adopt Codification as the prescribed basis of accounting on which domestic insurers must report their statutory-basis results to the Insurance Department. The Michigan Insurance Department plans to adopt Codification effective January 1, 2001 subject to certain modifications. Management has not yet determined the impact of Codification on the Company's statutory-basis financial statements.

     The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

     The more significant variances from GAAP are as follows:

     - Investments. For SAP, all fixed maturities are reported at amortized cost less write-downs for other-than-temporary impairments, based on their NAIC rating. For SAP, the fair values of bonds and stocks are based on values specified by the NAIC versus a quoted or estimated fair value as required for GAAP.

     For GAAP, such fixed maturity investments would be designated at purchase as held-to-maturity, trading, or available-for-sale. Held-to-maturity fixed investments would be reported at amortized cost, and the remaining fixed maturity investments are reported at fair value with unrealized holding gains and losses reported in operations for those designated as trading and as a component of accumulated other comprehensive income in shareholder's equity for those designated as available-for-sale.

     Credit tenant loans are classified as bonds for SAP and would be considered mortgage loans for GAAP.

                    CANADA LIFE INSURANCE COMPANY OF AMERICA
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

                               DECEMBER 31, 1999

NOTE B
ACCOUNTING PRACTICES AND BASIS OF PRESENTATION (CONTINUED)
     Changes between cost and admitted asset amounts of investment real estate are credited or charged directly to unassigned surplus rather than income, as would be the case for GAAP.

     Realized gains and losses on investments for SAP are reported in income, net of tax. The interest maintenance reserve (IMR) serves to defer the portion of realized gains and losses on sales of fixed income investments, principally bonds and mortgage loans, attributable to changes in the general level of interest rates. The deferred gains and losses are amortized into investment income over the remaining period to maturity based on groupings of individual investments sold in one to ten-year time periods. GAAP does not have a similar concept. For SAP, an asset valuation reserve represents a provision for the possible fluctuations in invested assets and is determined by an NAIC prescribed formula and is reported as a liability rather than as a valuation allowance. Under GAAP, realized capital gains and losses would be reported in the income statement on a pretax basis in the period the asset is sold and valuation allowances would be provided when there has been a decline in value deemed other-than-temporary, in which case the provision for such declines would be charged to earnings.

     Valuation allowances, if necessary, are established for mortgage loans based on (1) the difference between the unpaid loan balance and the estimated fair value of the underlying real estate when such loans are determined to be in default as to scheduled payments and (2) a reduction of the maximum percentage of any loan to the value of the security at the time of the loan, exclusive of insured, guaranteed or purchase money mortgages, to 75%, where necessary. Under GAAP, valuation allowances would be established when the Company determines it is probable that it will be unable to collect all amounts due (both principal and interest) according to the contractual terms of the loan agreement. The initial valuation allowance and subsequent changes in the allowance for mortgage loans are charged or credited directly to unassigned surplus for SAP, rather than being included as a component of earnings as would be required for GAAP.

     - Policy Acquisition Costs. The costs of acquiring and renewing business are expensed when incurred. Under GAAP, to the extent recoverable from future gross profits, deferred policy acquisition costs are amortized generally in proportion to the present value of expected gross profits from surrender charges and investment, mortality, and expense margins.

     - Nonadmitted Assets. Certain assets designated as nonadmitted, principally receivables, would be included in GAAP assets but are excluded from the SAP balance sheets with changes therein credited or charged directly to unassigned surplus.

     - Subsidiaries. The accounts and operations of the Company's subsidiaries are not consolidated with the accounts and operations of the Company as would be required for GAAP.

     - Recognition of Premiums. Revenues for annuity policies consist of the entire premium received and benefits incurred represent the total of death benefits paid and the change in policy reserves. Under GAAP, premiums received in excess of policy charges would not be recognized as premium revenue and benefits would represent the excess of benefits paid over the policy account value and interest credited to the account values.

     - Benefit Reserves. Certain policy reserves are calculated based on statutorily required interest and mortality assumptions rather than on estimated expected experience or actual account balances as would be required under GAAP.

     - Federal Income Taxes. Federal income taxes for SAP are generally reported based on income which is currently taxable. Variances between taxes reported and the amount subsequently paid are reported as adjustments to accumulated surplus in the year paid. Deferred income taxes are not provided for differences between the financial statement and tax bases of assets and liabilities under SAP as would be required under GAAP.

                    CANADA LIFE INSURANCE COMPANY OF AMERICA
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

                               DECEMBER 31, 1999

NOTE B
ACCOUNTING PRACTICES AND BASIS OF PRESENTATION (CONTINUED)
     - Policyholder Dividends. Policyholder dividends are recognized when declared rather than over the term of the related policies as required for GAAP.

     - Reinsurance. Policy and contract liabilities ceded to reinsurers have been reported as reductions of the related reserves rather than as assets as would be required under GAAP. For SAP, commissions allowed by reinsurers on business ceded are reported as income when received rather than being deferred and amortized with deferred policy acquisition costs as under GAAP.

     - Guaranty Fund and Other Assessments. Guaranty fund and other assessments are accrued when the Company receives notice that an assessment is payable. Under GAAP, guaranty fund and other assessments are accrued at the time the events occur on which assessments are expected to be based.

     - Statement of Cash Flows. Cash and short term investment in the statement of cash flows represent cash balances and investments with initial maturities of one year or less. Under GAAP, the corresponding captions of cash and cash equivalents include cash balances and investments with initial maturities of three months or less.

     The effects of the foregoing variances from GAAP on the accompanying statutory-basis financial statements have not been determined, but are presumed to be material.

     Other significant accounting practices are as follows:

     - Investments. Bonds, preferred stocks, common stocks, short-term investments and derivative instruments are stated at values prescribed by the NAIC, as follows: Bonds not backed by other loans are stated at amortized cost using the effective yield method including anticipated future cash flows. Loan-backed bonds and structured securities are stated at amortized cost using the interest method including anticipated prepayments (cash flows are updated periodically to reflect prepayments). Significant changes in estimated cash flows from the original purchase assumptions are accounted for using the retrospective adjustment method.

     Mortgage loans on real estate are carried at amortized cost.

     Common stocks are stated at fair value.

     Preferred stocks are carried at actual cost.

     Policy loans are carried at the aggregate unpaid balance.

     Investments in real estate or property acquired in satisfaction of debt are carried at depreciated cost less encumbrances.

     Other invested assets are reported using the equity method.

     Short-term investments include investments with maturities of less than one year at the date of acquisition. The carrying values reported in the balance sheet are at cost which approximates fair value.

     The Company utilizes derivative instruments where appropriate in the management of its asset/liability matching and to hedge against fluctuations in interest rates and foreign exchange rates. Gains and losses resulting from these instruments are included in income on a basis consistent with the underlying assets or liabilities that have been hedged. Options are valued at amortized cost and futures are valued at initial margin deposit adjusted by changes in market value. Both items are reported as other assets.

     - Premiums and Annuity Considerations. Premium revenues are recognized when due for other than annuities, which are recognized when received.

                    CANADA LIFE INSURANCE COMPANY OF AMERICA
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

                               DECEMBER 31, 1999

NOTE B
ACCOUNTING PRACTICES AND BASIS OF PRESENTATION (CONTINUED)
     - Separate Accounts. Separate Accounts are maintained to receive and invest premium payments under individual variable annuity policies issued by the Company. The assets and liabilities of the Separate Account are clearly identifiable and distinguishable from other assets and liabilities of the Company, and the contractholder bears the investment risk. Separate Account assets are reported at fair value. The operations of the Separate Account are not included in the accompanying financial statements.

     - Life Insurance and Annuity Reserves. All policies, except variable annuities and institutional investment products, were acquired through coinsurance reinsurance agreements with CLA. The reserves established meet the requirements of the Insurance Law and Regulations of the State of Michigan and are consistent with the reserving practices of CLA. The Company waives deduction of deferred fractional premium upon death of the insured for all issues. Annual premium is assumed in the reserve calculation and for policies with premium frequency other than annual, the Company holds a separate NDDFP reserve which is the present value of a death benefit of half of the gross premium for the balance of the policy premium paying period.

     Some policies promise a surrender value in excess of the reserve as legally computed. This excess is calculated and reserved for on a policy by policy basis.

     Policies issued at premiums corresponding to ages higher than the true ages are valued at the rated-up ages. Policies providing for payment at death during certain periods of an amount less than the full amount of insurance, being policies subject to liens, are valued as if the full amount is payable without any deduction. For policies issued with, or subsequently subject to, an extra premium payable annually, an extra reserve is held. The extra premium reserve is 45% of the gross extra premium payable during the year if the policies are rated for reasons other than medical impairments. For medical impairments, the extra premium reserve is calculated at the excess of the reserve based on rated mortality over that of standard mortality.

     At the end of 1999 and 1998, the Company had no insurance in force for which the gross premiums were less than the net premiums according to the standard of valuation set by the State of Michigan. The tabular interest and tabular cost have been determined from the basic data for the calculation of policy reserves. The tabular less actual reserve released and the tabular interest on funds not involving life contingencies have been determined by formula. Other reserve increases are insignificant and relate to the Company valuing the deferred acquisition costs and/or back-end charges in connection with the variable annuity.

     - Policy and Contract Claims. Liabilities for policy and contract claims are determined using case-basis evaluations and statistical analyses. These liabilities represent estimates of the ultimate expected cost of incurred claims. Any required revisions in these estimates are included in operations in the period when they are determined.

     - Federal Income Tax. Federal income taxes are provided based on an estimate of the amount currently payable which may not bear a normal relationship to pretax income because of timing and other differences in the calculation of taxable income.

     - Policyholder Dividends. Annual policyholder dividends are calculated using either the contribution method or a modified experience premium method. These methods distribute the aggregate divisible surplus among policies in the same proportion as the policies are considered to have contributed to divisible surplus. A proportion of earnings and surplus is allocated to participating policies based on various allocation bases.

     - Reclassifications: Certain amounts in the 1998 and 1997 financial statements have been reclassified to conform to the 1999 presentation.

                    CANADA LIFE INSURANCE COMPANY OF AMERICA
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

                               DECEMBER 31, 1999

NOTE C

     INVESTMENTS. The fair value for fixed maturities is based on quoted market prices where available. For fixed maturities not actively traded, fair values are estimated using values obtained from independent pricing services. The amortized costs and the fair value of investments in bonds are summarized as follows (in thousands of dollars):

                                                               DECEMBER 31, 1999
                                               -------------------------------------------------
                                                              GROSS        GROSS
                                               AMORTIZED    UNREALIZED   UNREALIZED      FAIR
                                                 COSTS        GAINS        LOSSES       VALUE
                                               ----------   ----------   ----------   ----------
U. S. government obligations.................  $  205,861    $17,906      $ (2,997)   $  220,770
Foreign governments..........................       7,828         --            (5)        7,823
All other corporate bonds....................     708,220      1,594        (6,150)      703,664
Public utilities.............................      65,955          5          (431)       65,529
Mortgage-backed securities...................     196,633         --            --       196,633
Foreign securities...........................     131,603        824          (667)      131,760
                                               ----------    -------      --------    ----------
          Total fixed maturities.............  $1,316,100    $20,329      $(10,250)   $1,326,179
                                               ==========    =======      ========    ==========

                                                               DECEMBER 31, 1998
                                               -------------------------------------------------
                                                              GROSS        GROSS
                                               AMORTIZED    UNREALIZED   UNREALIZED      FAIR
                                                 COSTS        GAINS        LOSSES       VALUE
                                               ----------   ----------   ----------   ----------
U. S. government obligations.................  $  321,868    $73,008       $  --      $  394,876
Foreign governments..........................         905         --          --             905
All other corporate bonds....................     585,295     10,296        (681)        594,910
Public utilities.............................      52,331        360          --          52,691
Mortgage-backed securities...................     236,627      1,195          --         237,822
Foreign securities...........................     115,055      2,292         (97)        117,250
                                               ----------    -------       -----      ----------
          Total fixed maturities.............  $1,312,081    $87,151       $(778)     $1,398,454
                                               ==========    =======       =====      ==========

     The amortized costs and fair value of fixed maturity investments at December 31, 1999 by contractual maturity are shown below (in thousands of dollars). Expected maturities may differ from contractual maturities because certain borrowers have the right to call or prepay obligations with or without call or prepayment penalties. In addition, Company requirements may result in sales before maturity.

                                                              AMORTIZED COSTS   FAIR VALUE
                                                              ---------------   ----------
In 2000.....................................................    $       --      $       --
In 2001 -- 2004.............................................       213,505         212,868
In 2005 -- 2009.............................................       245,533         243,267
2010 and after..............................................       660,429         673,412
Mortgage-backed securities..................................       196,633         196,633
                                                                ----------      ----------
                                                                $1,316,100      $1,326,179
                                                                ==========      ==========

     At December 31, 1999 and 1998, bonds with an admitted asset value of $4,565,000 and $4,653,000, respectively, were on deposit with state insurance departments to satisfy regulatory requirements.

                    CANADA LIFE INSURANCE COMPANY OF AMERICA
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

                               DECEMBER 31, 1999

NOTE C
INVESTMENTS (CONTINUED)
     Information on mortgage loans at December 31 is as follows (in thousands of dollars):

                                                                1999       1998
                                                              --------   --------
Impaired loans..............................................  $     --   $  2,014
Non-impaired loans..........................................   898,623    900,535
                                                              --------   --------
          Total mortgage loans..............................  $898,623   $902,549
                                                              ========   ========

     The Company had no impaired mortgage loans in 1999. Income recognized and received on impaired loans in 1998 was $381,500.

     The maximum and minimum lending rates for commercial mortgage loans in 1999 were 8.50% and 7.00%, respectively. Fire insurance is required on all properties covered by mortgage loans at least equal to the excess of the loan over the maximum loan which would be permitted by law on the land without the buildings. During 1999, the Company did not reduce interest rates on any outstanding mortgage loan. The Company held no mortgages on which interest was more than one year overdue at December 31, 1999 and 1998.

     The mortgage loans are typically collateralized by the related properties and the loan-to-value ratios at the date of loan origination generally do not exceed 75%. The Company's exposure to credit loss in the event of non-performance by the borrowers, assuming that the associated collateral proved to be of no value, is represented by the outstanding principal and accrued interest balances of the respective loans. The mortgage loan loss reserve decreased $923,000 and $2,445,000 in 1999 and 1998, respectively. At December 31, 1999 and 1998 the Company held no mortgages with prior outstanding liens.

     Accumulated depreciation on investment real estate was $940,800 and $705,600 as of December 31, 1999 and 1998, respectively.

     Major categories of CLICA's net investment income for years ended December 31 are summarized as follows (in thousands of dollars):

                                                              1999       1998       1997
                                                            --------   --------   --------
Income:
  Fixed maturities........................................  $ 98,453   $ 99,325   $ 97,506
  Equity securities.......................................     3,460      1,340      1,956
  Mortgage loans..........................................    87,871     88,463     85,952
  Real estate.............................................       101        211        833
  Short-term investments..................................     1,918      1,056      2,408
  Derivatives.............................................       305        759        552
  Policy loans............................................        30        485        530
  Amortization of IMR.....................................       772        976        883
  Other income (losses)...................................       629        222       (875)
                                                            --------   --------   --------
          Total investment income.........................   193,539    192,837    189,745
  Less: investment expenses...............................     2,811      4,430      4,714
         depreciation on real estate......................       236        252        482
                                                            --------   --------   --------
Net investment income.....................................  $190,492   $188,155   $184,549
                                                            ========   ========   ========

                    CANADA LIFE INSURANCE COMPANY OF AMERICA
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

                               DECEMBER 31, 1999

NOTE C
INVESTMENTS (CONTINUED)
     Due and accrued income was excluded from investment income on mortgage loans in foreclosure or delinquent more than ninety days and on bonds where the collection of income is uncertain. The total amount excluded as of December 31, 1999, 1998 and 1997 was $0, $798,000 and $1,547,000, respectively.

     Realized capital gains (losses) for years ended December 31 are summarized as follows (in thousands of dollars):

                                                               1999      1998      1997
                                                              -------   -------   -------
Fixed maturities:
  Gross gains...............................................  $15,357   $15,870   $11,727
  Gross losses..............................................   (9,419)     (978)   (1,720)
                                                              -------   -------   -------
          Total fixed maturities............................    5,938    14,892    10,007
Equity securities:
  Gross gains...............................................    2,163     4,374     3,569
  Gross losses..............................................     (936)     (957)      (94)
                                                              -------   -------   -------
          Total equity securities...........................    1,227     3,417     3,475
Mortgage loans..............................................      (12)   (1,389)     (198)
Real estate.................................................       --      (550)    1,584
Derivative instruments......................................   (5,031)   (1,847)   (2,970)
Other invested assets.......................................       --         1       503
                                                              -------   -------   -------
                                                                2,122    14,524    12,401
Income tax expense..........................................   (2,508)   (6,409)   (5,449)
Transfer to IMR.............................................   (1,813)   (8,488)   (5,270)
                                                              -------   -------   -------
Net realized capital (losses) gains.........................  $(2,199)  $  (373)  $ 1,682
                                                              =======   =======   =======

     Unrealized capital gains and losses for equity securities are recorded directly to surplus. The change in the unrealized gains and losses on equity securities was $(907,000), $1,193,000 and $142,000 for the years ended December 31, 1999, 1998 and 1997, respectively. The accumulated gross unrealized gains and losses on equity securities at December 31 are as follows (in thousands of dollars):

                                                               1999     1998     1997
                                                              ------   ------   ------
Accumulated gross unrealized gains..........................  $4,950   $4,254   $3,015
Accumulated gross unrealized losses.........................  (2,107)    (504)    (458)
                                                              ------   ------   ------
Net unrealized gains........................................  $2,843   $3,750   $2,557
                                                              ======   ======   ======

     The Company is party to various derivative instruments used to hedge specific asset and liability interest rate risks. Management actively monitors the use and level of these instruments to ensure that credit and liquidity risks are maintained within pre-approved levels. Interest rate swaps are an off-balance sheet item. Futures are valued at initial margin deposit adjusted for unrealized gains and losses. The Company's involvement in derivative instruments may also subject it to market risk which is associated with adverse movements in the underlying interest rates, equity prices and commodity prices. Since the Company's investment in derivative instruments is confined to hedging activities, market risk is minimal. As of December 31, 1999 and 1998, the notional amounts for government bond futures were $240,800,000 and $148,100,000, respectively. The notional amounts for interest rate swaps were $21,503,000 for 1999 and 1998.

                    CANADA LIFE INSURANCE COMPANY OF AMERICA
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

                               DECEMBER 31, 1999

NOTE D

     CONCENTRATION OF CREDIT RISK. At December 31, 1999, CLICA held unrated or less-than-investment grade corporate bonds of $94,752,000, with an aggregate fair value of $93,033,000. These holdings amounted to 7.2% of the bond portfolio and 3.1% of CLICA's total admitted assets. The portfolio is well diversified by industry.

     CLICA's mortgage portfolio is well diversified by region and property type with 17% in California (book value -- $154,834,000), 13% (book value -- $112,918,000) in New York, 11% in Ohio (book value -- $98,459,000), 10%
(book value -- $87,001,000) in Michigan, and the remainder of the states less than 10%. The investments consist of first mortgage liens. The mortgage outstanding on any individual property does not exceed $16,500,000.

NOTE E

     FEDERAL INCOME TAXES. The statutory federal income tax provision amount at the statutory rate of 35% differs from the effective tax provision amount (excluding tax on capital gains) for years ended December 31 as follows (in thousands of dollars):

                                                               1999     1998     1997
                                                              ------   ------   ------
Computed income taxes at statutory rate.....................  $7,063   $7,928   $9,014
Increase (decrease) in income taxes resulting from:
  Policyholder dividends....................................    (403)    (202)    (119)
  Change in nonadmitted interest............................      --     (541)      --
  Amortization of interest maintenance reserve..............    (270)    (341)    (309)
  Amortization of prior year change in reserves.............    (609)    (609)    (624)
  Accrual of bond discount..................................     (85)    (670)    (557)
  Actuarial reserves........................................    (536)     172      684
  Deferred acquisition cost tax.............................    (766)    (251)    (165)
  Bad debt on mortgages.....................................      (4)    (486)     (69)
  Futures (losses) gains....................................  (1,761)    (646)  (1,040)
  Other.....................................................  (1,036)    (362)       8
                                                              ------   ------   ------
Federal income taxes........................................  $1,593   $3,992   $6,823
                                                              ======   ======   ======

     At December 31, 1999 and 1998, federal income taxes receivable were $1,279,000 and $331,000, respectively.

NOTE F

     PARTICIPATING INSURANCE. During 1999, CLA recaptured the participating life and annuity business previously reinsured to CLICA. This transaction resulted in a recapture of 100% of the ordinary life insurance from CLICA. The reinsurance recapture resulted in a decrease in liabilities of $29,739,000 and the elimination of the related policy loans and dividends payable associated with this line of business.

NOTE G

     REINSURANCE. Various reinsurance agreements exist between CLICA and CLA. The effect of the agreements is to have the Company assume certain existing and future insurance and annuity business of the Parent. Except for variable annuity contracts and institutional investment products issued, all premiums for insurance and annuity considerations and benefit expenses recorded for the years ended December 31, 1999, 1998, and 1997, were the result of the coinsurance agreements. As of December 31, 1999 and 1998, $5,420,000 and $2,938,000,
respectively, were payable to CLA under the agreements.

                    CANADA LIFE INSURANCE COMPANY OF AMERICA
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

                               DECEMBER 31, 1999

NOTE G
REINSURANCE (CONTINUED)
     The effect of reinsurance on premiums and annuity considerations earned for years ended December 31 are as follows (in thousands of dollars):

                                                              1999       1998       1997
                                                            --------   --------   --------
Direct premiums...........................................  $ 95,430   $120,729   $124,318
Premiums assumed..........................................   143,806    210,018    202,241
Premiums ceded............................................      (561)    (1,169)        --
                                                            --------   --------   --------
Net premiums and annuity considerations...................  $238,675   $329,578   $326,559
                                                            ========   ========   ========

     During 1999, the Company ceased assuming certain lines of business from CLA.

NOTE H

     RELATED PARTY TRANSACTIONS. In addition to the coinsurance agreements mentioned above, CLA has an agreement to provide various services for CLICA. For the years ended December 31, 1999, 1998 and 1997, the cost of these services amounted to $7,755,000, $9,582,000 and $8,860,000, respectively.

     At December 31, 1999 and 1998, the amounts receivable and payable to CLA and affiliates, which include the above reinsurance amounts as well as outstanding administrative expenses, are as follows (in thousands of dollars):

                                                               1999      1998
                                                              ------   --------
Receivable:
  CLA.......................................................  $7,598   $  2,911
  CL Capital Management, Inc................................      27         27
  Canada Life Insurance Company of New York.................      --          7
  Canada Life of America Series Fund, Inc...................     219         57
                                                              ------   --------
          Total Receivable..................................   7,844      3,002
Payable:
  CLA.......................................................   2,335      9,220
  Canada Life Insurance Company of New York.................   2,000        616
                                                              ------   --------
          Total Payable.....................................   4,335      9,836
                                                              ------   --------
Net receivable (payable)....................................  $3,509   ($ 6,834)
                                                              ======   ========

NOTE I

     SEPARATE ACCOUNTS. The Company's non-guaranteed separate variable accounts represent primarily funds invested in variable annuity policies issued by the Company. The assets of these funds are invested in either shares of Canada Life of America Series Fund, Inc., an affiliated, diversified, open-ended management investment company, shares of six unaffiliated management investment companies, or in funds managed by CL Capital Management, Inc., an investment management subsidiary.

     Premiums or deposits for years ended December 31, 1999, 1998 and 1997 were $92,103,000, $124,110,000, and $135,571,000, respectively. Total reserves were
$680,050,000 and $520,260,000 at December 31, 1999 and 1998, respectively. All reserves were subject to discretionary withdrawal, at fair value, with a surrender charge of up to 6%.

                    CANADA LIFE INSURANCE COMPANY OF AMERICA
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

                               DECEMBER 31, 1999

NOTE I
SEPARATE ACCOUNTS (CONTINUED)
     A reconciliation of the amounts transferred to and from the Separate Accounts for years ended December 31 is presented below (in thousands of dollars):

                                                               1999       1998       1997
                                                             --------   --------   --------
Transfers as reported in the Summary of Operations of the
  Separate Accounts statement:
  Transfers to Separate Accounts...........................  $ 92,103   $124,110   $135,571
  Transfers from Separate Accounts.........................   108,031    136,151     93,073
                                                             --------   --------   --------
Net transfers (from) to Separate Accounts..................   (15,928)   (12,041)    42,498
Reconciling adjustments:
  Gains transferred........................................        --         --        187
  Net policyholder transactions............................       541     58,312     39,528
                                                             --------   --------   --------
Transfers as reported in the Summary of Operations of the
  Life, Accident & Health annual statement.................  $(15,387)  $ 46,271   $ 82,213
                                                             ========   ========   ========

NOTE J

     ACTUARIAL RESERVES. CLICA's withdrawal characteristics for annuity reserves and deposit fund liabilities at December 31 are summarized as follows (in thousands of dollars):

                                                             AMOUNT            PERCENT OF TOTAL
                                                     -----------------------   -----------------
                                                        1999         1998       1999      1998
                                                     ----------   ----------   -------   -------
Subject to discretionary withdrawal:
  With market value adjustment.....................  $  134,653   $  146,576      6.3%      6.9%
  At book value less surrender charge of 5% or
     more..........................................     197,838      202,269      9.3%      9.5%
                                                     ----------   ----------    -----     -----
Subtotal...........................................     332,491      348,845     15.6%     16.4%
Subject to discretionary withdrawal without
  adjustment at book value (minimal or no charge
  adjustment)......................................     115,568      119,235      5.4%      5.6%
Not subject to discretionary withdrawal............   1,686,844    1,653,768     79.0%     78.0%
                                                     ----------   ----------    -----     -----
          Total....................................   2,134,903    2,121,848    100.0%    100.0%
Less: reinsurance ceded............................       1,730           --
                                                     ----------   ----------
Net annuity reserves and deposit fund
  liabilities......................................  $2,133,173   $2,121,848
                                                     ==========   ==========

NOTE K

     CAPITAL AND SURPLUS. The Company has two classes of capital stock: redeemable preferred stock ($10.00 par value) and common stock ($10.00 par value), ranked in order of liquidation preference. The preferred shares have no interest rate assigned, are non-voting and are redeemable by the Company at any time at a redemption price of $10.00 per share.

     Under applicable Michigan insurance law, the Company is required to maintain a minimum capital of $1,000,000 and initial surplus of $500,000. At December 31, 1999, surplus was $109,670,000.

                    CANADA LIFE INSURANCE COMPANY OF AMERICA
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

                               DECEMBER 31, 1999

NOTE K
CAPITAL AND SURPLUS (CONTINUED)
     The amount of dividends that can be distributed by Michigan domiciled companies without prior approval from the Michigan Insurance Department is subject to restrictions relating to capital and surplus. The maximum dividend payout which may be made without prior approval in 2000 is $18,587,000.

     At December 31, 1999, the Company's capital and surplus exceeded the NAIC's "Risk Based Capital" requirements for life and health companies.

NOTE L

     FAIR VALUE OF FINANCIAL INSTRUMENTS. The fair value of certain financial instruments along with their corresponding carrying values at December 31 follows (in thousands of dollars). As the fair value of all CLICA's assets and liabilities is not presented, this information in the aggregate does not represent the underlying value of CLICA.

                                          1999                      1998
                                 -----------------------   -----------------------
                                    FAIR       CARRYING       FAIR       CARRYING    VALUATION
                                   VALUE        VALUE        VALUE        VALUE       METHOD
                                 ----------   ----------   ----------   ----------   ---------
FINANCIAL ASSETS
  Bonds........................  $1,326,179   $1,316,100   $1,398,454   $1,312,081       1
  Common & preferred stocks
     excluding investment in
     subsidiaries..............      20,247       20,247       20,492       20,492       1
  Mortgage loans...............     930,505      898,623    1,018,988      902,549       2
  Policy loans.................          --           --        9,333        9,333       3
FINANCIAL LIABILITIES
  Investment-type Insurance
     contracts.................     432,704      438,822      511,896      469,498       4
OFF-BALANCE SHEET
  Derivatives
     Interest rate swaps.......       2,357           --        5,020           --       5
     Futures...................       3,688        3,688          785          785       5
                                 ==========   ==========   ==========   ==========       ==

     1. Fair values are based on publicly quoted market prices at the close of trading on the last business day of the year. In cases where publicly quoted prices are not available, fair values are based on estimates using values obtained from independent pricing services, or, in the case of private placements, by discounting expected future cash flows using a current market rate applicable to the yield, credit quality, and maturity of the investments.

     2. Fair values are estimated using discounted cash flow analysis based on interest rates currently being offered for similar credit ratings.

     3. Carrying value approximates fair value.

     4. Fair values for liabilities under investment-type insurance contracts are estimated using discounted liability calculations, adjusted to approximate the effect of current market interest rates for the assets supporting the liabilities.

     5. Fair values for futures contracts and swaps that have not settled are based on current settlement values.

                                   APPENDIX A



                     GUIDELINE MINIMUM DEATH BENEFIT TABLES



TABLE A -- DEATH BENEFIT OPTION 1 AND DEATH BENEFIT OPTION 2



     Under the Option 1 and Option 2, the Guideline Minimum Death Benefit is a percentage of the Policy Value as set forth below:



                    GUIDELINE MINIMUM DEATH BENEFIT FACTORS



                       AGE OF INSURED                         PERCENTAGE OF
                      ON DATE OF DEATH                        POLICY VALUE
                      ----------------                        -------------
40 and under................................................       250%
45..........................................................       215%
50..........................................................       185%
55..........................................................       150%
60..........................................................       130%
65..........................................................       120%
70..........................................................       115%
75..........................................................       105%
80..........................................................       105%
85..........................................................       105%
90..........................................................       105%
95 and above................................................       100%



     For the ages not listed, the progression between the listed ages is linear.

                                   APPENDIX B



                          OPTIONAL INSURANCE BENEFITS



     This Appendix provides only a summary of other insurance benefits available by rider for an additional charge. For more information, contact Your representative.



ACCELERATED DEATH BENEFIT OPTION



     This endorsement allows part of the Policy proceeds to be available before death if the Insured becomes terminally ill or is permanently confined to a nursing home. There is no charge for this rider. This rider can be added at any time subject to underwriting and Our then current issue age constraints. This rider can be canceled at any time.



     The tax consequences associated with receiving benefits under this endorsement are uncertain. A tax advisor should be consulted.



DISABILITY WAIVER OF PAYMENT RIDER



     This rider provides that, during periods of total disability continuing more than four months, We will add to the Policy Value each month an amount You selected or the amount needed to pay the cost of insurance charges, whichever is greater. This amount will keep the Policy in force. This benefit is subject to Our maximum issue benefits. There is a charge for this rider, which will change yearly. This rider can be added at any time subject to underwriting and Our then current issue age constraints. This rider can be canceled at any time.



GUARANTEED DEATH BENEFIT RIDER



     This rider, which may be elected only at issue, (a) guarantees that Your Policy will not lapse regardless of the Performance of the Variable Account and
(b) provides a guaranteed Net Death Benefit. A one-time administrative charge of $25 will be deducted from Policy Value when this rider is elected. This rider may be canceled at any time but it can not be reinstated once canceled.



OTHER INSURED TERM INSURANCE RIDER



     This rider provides a term insurance benefit for up to five Insureds. At present this benefit is only available for the spouse and children of the primary Insured. The rider includes a feature that allows the "other Insured" to convert the coverage to a flexible premium adjustable life insurance policy. There is a charge for this rider, which will change yearly. This rider can be added at any time subject to underwriting and Our then current issue age constraints. This rider can be canceled at any time.



TERM LIFE INSURANCE RIDER



     This rider provides an additional term insurance benefit for the Insured. There is a charge for this rider, which will change yearly. This rider can be added at any time subject to underwriting and Our then current issue age constraints. This rider can be canceled at any time.



     Certain Riders may not be available in all states.

                                   APPENDIX C



                                PAYMENT OPTIONS



PAYMENT OPTIONS



     On Written Request, the Cash Surrender Value or all or part of any payable Net Death Benefit may be paid under one or more payment options then offered by the Company. If You do not make an election, We will pay the benefits in a lump sum. If a payment Level Death Benefit Options selected, the Beneficiary may pay to Us any amount that would otherwise be deducted from the Death Benefit. A certificate will be provided to the payee describing the payment option selected.



     The amounts payable under a payment option are paid from the General Account. These amounts are not based on the investment experience of the Variable Account.



SELECTION OF PAYMENT OPTIONS



     The amount applied under any one option for any one payee must be at least $5,000. The periodic payment for any one payee must be at least $50. Subject to the Policyowner and Beneficiary provisions, any option selection may be changed before the Net Death Benefit becomes payable. If You make no selection, the Beneficiary may select from the payment options We offer at that time when the Net Death Benefit becomes payable.

                                   APPENDIX D



                    EXAMPLES OF DEATH BENEFIT, POLICY VALUES


                            AND ACCUMULATED PAYMENTS



     The following tables illustrate the way in which the Policy's Death Benefit and Policy Value could vary over an extended period of time. On request, We will provide a comparable illustration based on the proposed Insured's Age, sex, and Underwriting Class, and for the requested Face Amount, Death Benefit option and riders.



                                  ASSUMPTIONS



     The tables illustrate a Policy issued to a male, Age 35, under a standard Underwriting Class and qualifying for the non-tobacco discount, and a Policy issued to a male, Age 45, under a standard Underwriting Class and qualifying for the non-tobacco discount. In each case, one table illustrates the guaranteed cost of insurance rates and the other table illustrates the current cost of insurance rates as presently in effect.



     The tables assume that no Policy loans have been made, that You have not requested an increase or decrease in the initial Face Amount, that no partial withdrawals have been made, and that no transfers above 12 have been made in any Policy year (so that no transaction or transfer charges have been incurred).



     The tables assume that all Premiums are allocated to and remain in the Variable Account for the entire period shown. The tables are based on hypothetical gross investment rates of return for the underlying Fund (i.e., investment income and capital gains and losses, realized or unrealized) equivalent to constant gross (after tax) annual rate of 0%, 6%, and 12%. The second column of the tables show the amount which would accumulate if an amount equal to the Guideline Level Premium were invested each year to earn interest (after taxes) at 5%, compounded annually.



     The Policy Values and Death Proceeds would be different from those shown if the gross annual investment rates of return averaged 0%, 6%, and 12% over a period of years, but fluctuated above or below such averages for individual Policy years. The values also would be different depending on the allocation of the Policy's total Policy Value among the Sub-Accounts of the Variable Account, if the actual rates of return averaged 0%, 6% or 12%, but the rates of each underlying Fund varied above and below such averages.



                             DEDUCTIONS FOR CHARGES



     The amounts shown in the tables take into account the deduction of the tax charges and Payment Expense Charge from Premiums and the Monthly Deduction from Policy Value.



                        EXPENSES OF THE UNDERLYING FUNDS



     The amounts shown in the tables also take into account the underlying Fund advisory fees and operating expenses, which are assumed to be at an annual rate of 0.84% of the average daily net assets of the underlying Funds. The actual fees and expenses of each underlying Fund vary, and in 1999, ranged from an annual rate of 0.27% to an annual rate of 1.62% of average daily net assets. The fees and expenses associated with Your Policy may be more or less than 0.84% in the aggregate, depending upon how You make allocations of Policy Value among the Sub-Accounts.



                         NET ANNUAL RATES OF INVESTMENT



     Applying the average Fund advisory fees and operating expenses of 0.84% of average net assets, in the current cost of insurance charges tables the gross annual rates of investment return of 0%, 6% and 12% would produce net annual rates of -0.84%, 5.16% and 11.16%. In the guaranteed cost of insurance charges tables, the gross annual rates of investment return of 0%, 6% and 12% would produce net annual rates of -0.84%, 5.16% and 11.16%, respectively.

     The hypothetical returns shown in the tables do not reflect any charges for income taxes against the Variable Account since no charges are currently made. However, if in the future the charges are made, to produce illustrated Death Benefits and cash values, the gross annual investment rates of return would have to exceed 0%, 6% or 12% by a sufficient amount to cover the tax charges.

                    CANADA LIFE INSURANCE COMPANY OF AMERICA


                              VARIABLE LIFE POLICY



                                                           FACE AMOUNT = $75,000
                                                         MALE NON-TOBACCO AGE 35


                                                          DEATH BENEFIT OPTION 2



                   BASED ON CURRENT MONTHLY COST OF INSURANCE


                             CHARGES WITHOUT RIDERS


                         PREMIUMS             HYPOTHETICAL 0%                   HYPOTHETICAL 6%
                        PAID PLUS         GROSS INVESTMENT RETURN           GROSS INVESTMENT RETURN
                         INTEREST     -------------------------------   -------------------------------
       POLICY             AT 5%       SURRENDER    POLICY      DEATH    SURRENDER    POLICY      DEATH
        YEAR           PER YEAR (1)     VALUE     VALUE (2)   BENEFIT     VALUE     VALUE (2)   BENEFIT
       ------          ------------   ---------   ---------   -------   ---------   ---------   -------
1....................      2,741          408        2120      77,120        545       2,257     77,257
2....................      5,618         2698        4219      79,219       3106       4,627     79,627
3....................      8,639         4958       6,290      81,290      5,778       7,109     82,109
4....................     11,812         7201       8,342      83,342      8,578       9,719     84,719
5....................     15,143         9425      10,376      85,376     11,513      12,464     87,464
6....................     18,641       11,634      12,395      87,395     14,596      15,356     90,356
7....................     22,313       13,825      14,396      89,396     17,828      18,399     93,399
8....................     26,169       15,998      16,379      91,379     21,221      21,601     96,601
9....................     30,218       18,153      18,344      93,344     24,779      24,970     99,970
10...................     34,470       20,291      20,291      95,291     28,517      28,517    103,517
11...................     38,934       22,448      22,448      97,448     32,503      32,503    107,503
12...................     43,621       24,593      24,593      99,593     36,713      36,713    111,713
13...................     48,542       26,726      26,726     101,726     41,158      41,158    116,158
14...................     53,710       28,848      28,848     103,848     45,851      45,851    120,851
15...................     59,136       30,959      30,959     105,959     50,810      50,810    125,810
16...................     64,833       33,059      33,059     108,059     56,047      56,047    131,047
17...................     70,816       35,134      35,134     110,134     61,565      61,565    136,565
18...................     77,097       37,184      37,184     112,184     67,380      67,380    142,380
19...................     83,692       39,205      39,205     114,205     73,505      73,505    148,505
20...................     90,617       41,197      41,197     116,197     79,958      79,958    154,958
Age 60...............    130,796       50,616      50,616     125,616    117,710     117,710    192,710
Age 65...............    182,076       58,757      58,757     133,757    166,304     166,304    241,304
Age 70...............    247,523       64,945      64,945     139,945    228,437     228,437    303,437
Age 75...............    331,052       68,154      68,154     143,154    307,265     307,265    382,265

                               HYPOTHETICAL 12%
                            GROSS INVESTMENT RETURN
                       ---------------------------------
       POLICY          SURRENDER    POLICY       DEATH
        YEAR             VALUE     VALUE (2)    BENEFIT
       ------          ---------   ---------   ---------
1....................        682       2,393      77,393
2....................      3,530       5,051      80,051
3....................      6,665       7,997      82,997
4....................     10,130      11,270      86,270
5....................     13,963      14,914      89,914
6....................     18,210      18,971      93,971
7....................     22,915      23,486      98,486
8....................     28,130      28,511     103,511
9....................     33,914      34,105     109,105
10...................     40,335      40,335     115,335
11...................     47,561      47,561     122,561
12...................     55,629      55,629     130,629
13...................     64,639      64,639     139,639
14...................     74,700      74,700     149,700
15...................     85,937      85,937     164,139
16...................     98,478      98,478     182,184
17...................    112,462     112,462     200,182
18...................    128,054     128,054     218,973
19...................    145,445     145,445     238,529
20...................    164,844     164,844     258,805
Age 60...............    301,064     301,064     403,426
Age 65...............    535,996     535,996     653,915
Age 70...............    940,043     940,043   1,090,450
Age 75...............  1,636,961   1,636,961   1,751,548


---------------

(1) Assumes a $2,610.00 payment is made at the beginning of each Policy year. Values will be different if payments are made with a different frequency or in different amounts.



(2) Assumes that no Policy loan has been made. Excessive loans or withdrawals may cause this Policy to lapse because of insufficient Policy Value.



     THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN, AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY A POLICY OWNER, AND THE DIFFERENT INVESTMENT RATES OF RETURN FOR THE UNDERLYING FUNDS. THE VALUE OF UNITS, POLICY VALUE, AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF INVESTMENT RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE AND BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS, OR IF ANY PREMIUMS WERE ALLOCATED OR POLICY VALUE TRANSFERRED TO THE FIXED ACCOUNT. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                    CANADA LIFE INSURANCE COMPANY OF AMERICA


                              VARIABLE LIFE POLICY



                                                           FACE AMOUNT = $75,000


                                                         MALE NON-TOBACCO AGE 35


                                                          DEATH BENEFIT OPTION 2



                 BASED ON GUARANTEED MONTHLY COST OF INSURANCE


                             CHARGES WITHOUT RIDERS


                         PREMIUMS             HYPOTHETICAL 0%                   HYPOTHETICAL 6%
                        PAID PLUS         GROSS INVESTMENT RETURN           GROSS INVESTMENT RETURN
                         INTEREST     -------------------------------   -------------------------------
       POLICY             AT 5%       SURRENDER    POLICY      DEATH    SURRENDER    POLICY      DEATH
        YEAR           PER YEAR (1)     VALUE     VALUE (2)   BENEFIT     VALUE     VALUE (2)   BENEFIT
       ------          ------------   ---------   ---------   -------   ---------   ---------   -------
1....................      2,741          408        2120      77,120        545         455     75,455
2....................      5,618         2698        4219      79,219       3106         927     75,927
3....................      8,639         4958       6,290      81,290      5,778       1,407     76,407
4....................     11,812         7200       8,341      83,341      8,578       1,904     76,904
5....................     15,143         9424      10,375      85,375     11,513       2,417     77,417
6....................     18,641       11,572      12,332      87,332     14,532       2,876     77,876
7....................     22,313       13,696      14,267      89,267     17,691       3,347     78,347
8....................     26,169       15,797      16,178      91,178     21,001       3,830     78,830
9....................     30,218       17,873      18,064      93,064     24,465       4,322     79,322
10...................     34,470       19,924      19,924      94,924     28,094      28,094    103,094
11...................     38,934       21,983      21,983      96,983     31,954      31,954    106,954
12...................     43,621       24,016      24,016      99,016     36,015      36,015    111,015
13...................     48,542       26,021      26,021     101,021     40,286      40,286    115,286
14...................     53,710       27,999      27,999     102,999     44,780      44,780    119,780
15...................     59,136       29,946      29,946     104,946     49,505      49,505    124,505
16...................     64,833       31,860      31,860     106,860     54,473      54,473    129,473
17...................     70,816       33,736      33,736     108,736     59,691      59,691    134,691
18...................     77,097       35,568      35,568     110,568     65,171      65,171    140,171
19...................     83,692       37,354      37,354     112,354     70,921      70,921    145,921
20...................     90,617       39,085      39,085     114,085     76,950      76,950    151,950
Age 60...............    130,796       46,742      46,742     121,742    111,674     111,674    186,674
Age 65...............    182,076       52,012      52,012     127,012    154,966     154,966    229,966
Age 70...............    247,523       53,237      53,237     128,237    207,640     207,640    282,640
Age 75...............    331,052       47,764      47,764     122,764    269,630     269,630    344,630

                               HYPOTHETICAL 12%
                            GROSS INVESTMENT RETURN
                       ---------------------------------
       POLICY          SURRENDER    POLICY       DEATH
        YEAR             VALUE     VALUE (2)    BENEFIT
       ------          ---------   ---------   ---------
1....................        682       2,393      77,393
2....................      3,530       5,051      80,051
3....................      6,665       7,997      82,997
4....................     10,130      11,270      86,270
5....................     13,962      14,913      89,913
6....................     18,144      18,905      93,905
7....................     22,769      23,340      98,340
8....................     27,891      28,271     103,271
9....................     33,563      33,753     108,753
10...................     39,848      39,848     114,848
11...................     46,912      46,912     121,912
12...................     54,783      54,783     129,783
13...................     63,557      63,557     138,557
14...................     73,336      73,336     148,336
15...................     84,236      84,236     160,890
16...................     96,374      96,374     178,291
17...................    109,883     109,883     195,591
18...................    124,917     124,917     213,608
19...................    141,655     141,655     232,314
20...................    160,293     160,293     251,660
Age 60...............    290,381     290,381     389,110
Age 65...............    512,465     512,465     625,207
Age 70...............    888,798     888,798   1,031,006
Age 75...............  1,529,536   1,529,536   1,636,603


---------------

(1) Assumes a $2,610.00 payment is made at the beginning of each Policy year. Values will be different if payments are made with a different frequency or in different amounts.



(2) Assumes that no Policy loan has been made. Excessive loans or withdrawals may cause this Policy to lapse because of insufficient Policy Value.



     THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN, AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY A POLICY OWNER, AND THE DIFFERENT INVESTMENT RATES OF RETURN FOR THE UNDERLYING FUNDS. THE VALUE OF UNITS, POLICY VALUE, AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF INVESTMENT RETURN AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE AND BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS, OR IF ANY PREMIUMS WERE ALLOCATED OR POLICY VALUE TRANSFERRED TO THE FIXED ACCOUNT. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                    CANADA LIFE INSURANCE COMPANY OF AMERICA


                              VARIABLE LIFE POLICY



                                                          FACE AMOUNT = $250,000


                                                         MALE NON-TOBACCO AGE 45


                                                          DEATH BENEFIT OPTION 1



                   BASED ON CURRENT MONTHLY COST OF INSURANCE


                             CHARGES WITHOUT RIDERS


                         PREMIUMS             HYPOTHETICAL 0%                   HYPOTHETICAL 6%
                        PAID PLUS         GROSS INVESTMENT RETURN           GROSS INVESTMENT RETURN
                         INTEREST     -------------------------------   -------------------------------
       POLICY             AT 5%       SURRENDER    POLICY      DEATH    SURRENDER    POLICY      DEATH
        YEAR           PER YEAR (1)     VALUE     VALUE (2)   BENEFIT     VALUE     VALUE (2)   BENEFIT
       ------          ------------   ---------   ---------   -------   ---------   ---------   -------
1....................      5,011            0        2753     250,000          0       2,955    250,000
2....................     10,273            0        5400     250,000          0       5,980    250,000
3....................     15,798         2208       7,945     250,000      3,340       9,078    250,000
4....................     21,599         5505      10,423     250,000      7,368      12,285    250,000
5....................     27,690         8748      12,848     250,000     11,525      15,625    250,000
6....................     34,085       11,948      15,228     250,000     15,830      19,110    250,000
7....................     40,801       15,113      17,573     250,000     20,298      22,758    250,000
8....................     47,852       18,245      19,885     250,000     24,938      26,575    250,000
9....................     55,255       21,343      22,160     250,000     29,755      30,575    250,000
10...................     63,029       24,403      24,403     250,000     34,758      34,758    250,000
11...................     71,192       27,645      27,645     250,000     40,235      40,235    250,000
12...................     79,763       30,793      30,793     250,000     45,930      45,930    250,000
13...................     88,762       33,833      33,833     250,000     51,845      51,845    250,000
14...................     98,211       36,763      36,763     250,000     57,993      57,993    250,000
15...................    108,133       39,585      39,585     250,000     64,385      64,385    250,000
16...................    118,551       42,210      42,210     250,000     70,963      70,963    250,000
17...................    129,489       44,723      44,723     250,000     77,810      77,810    250,000
18...................    140,975       47,113      47,113     250,000     84,948      84,948    250,000
19...................    153,035       49,378      49,378     250,000     92,390      92,390    250,000
20...................    165,698       51,513      51,513     250,000    100,153     100,153    250,000
Age 60...............    108,133       39,585      39,585     250,000     64,385      64,385    250,000
Age 65...............    165,698       51,513      51,513     250,000    100,153     100,153    250,000
Age 70...............    239,166       59,843      59,843     250,000    144,573     144,573    250,000
Age 75...............    332,933       63,018      63,018     250,000    201,503     201,503    250,000

                              HYPOTHETICAL 12%
                           GROSS INVESTMENT RETURN
                       -------------------------------
       POLICY          SURRENDER    POLICY      DEATH
        YEAR             VALUE     VALUE (2)   BENEFIT
       ------          ---------   ---------   -------
1....................         0       3,160    250,000
2....................        28       6,585    250,000
3....................     4,570      10,308    250,000
4....................     9,478      14,395    250,000
5....................    14,800      18,900    250,000
6....................    20,600      23,880    250,000
7....................    26,935      29,395    250,000
8....................    33,865      35,505    250,000
9....................    41,453      42,273    250,000
10...................    49,773      49,773    250,000
11...................    59,253      59,253    250,000
12...................    69,735      69,735    250,000
13...................    81,330      81,330    250,000
14...................    94,163      94,163    250,000
15...................   108,390     108,390    250,000
16...................   124,118     124,118    250,000
17...................   141,595     141,595    250,000
18...................   161,040     161,040    250,000
19...................   182,695     182,695    250,000
20...................   206,843     206,843    250,000
Age 60...............   108,390     108,390    250,000
Age 65...............   206,843     206,843    250,000
Age 70...............   373,245     373,245    433,000
Age 75...............   651,600     651,600    697,250


---------------

(1) Assumes a $4,772.50 payment is made at the beginning of each Policy year. Values will be different if payments are made with a different frequency or in different amounts.



(2) Assumes that no Policy loan has been made. Excessive loans or withdrawals may cause this Policy to lapse because of insufficient Policy Value.



     THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN, AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY A POLICY OWNER, AND THE DIFFERENT INVESTMENT RATES OF RETURN FOR THE UNDERLYING FUNDS. THE VALUE OF UNITS, POLICY VALUE, AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF INVESTMENT RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE AND BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS, OR IF ANY PREMIUMS WERE ALLOCATED OR POLICY VALUE TRANSFERRED TO THE FIXED ACCOUNT. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                    CANADA LIFE INSURANCE COMPANY OF AMERICA


                              VARIABLE LIFE POLICY



                                                          FACE AMOUNT = $250,000


                                                         MALE NON-TOBACCO AGE 45


                                                          DEATH BENEFIT OPTION 1



                 BASED ON GUARANTEED MONTHLY COST OF INSURANCE


                             CHARGES WITHOUT RIDERS


                         PREMIUMS             HYPOTHETICAL 0%                   HYPOTHETICAL 6%
                        PAID PLUS         GROSS INVESTMENT RETURN           GROSS INVESTMENT RETURN
                         INTEREST     -------------------------------   -------------------------------
       POLICY             AT 5%       SURRENDER    POLICY      DEATH    SURRENDER    POLICY      DEATH
        YEAR           PER YEAR (1)     VALUE     VALUE (2)   BENEFIT     VALUE     VALUE (2)   BENEFIT
       ------          ------------   ---------   ---------   -------   ---------   ---------   -------
1....................      5,011            0        3153     250,000          0       3,380    250,000
2....................     10,273            0        6205     250,000        273       6,858    250,000
3....................     15,798         3395       9,155     250,000      4,678      10,440    250,000
4....................     21,599         7100      12,038     250,000      9,225      14,165    250,000
5....................     27,690        10748      14,865     250,000     13,938      18,053    250,000
6....................     34,085       13,715      17,008     250,000     18,188      21,480    250,000
7....................     40,801       16,583      19,050     250,000     22,543      25,013    250,000
8....................     47,852       19,330      20,978     250,000     26,995      28,640    250,000
9....................     55,255       21,953      22,775     250,000     31,538      32,363    250,000
10...................     63,029       24,428      24,428     250,000     36,168      36,168    250,000
11...................     71,192       27,010      27,010     250,000     41,205      41,205    250,000
12...................     79,763       29,428      29,428     250,000     46,403      46,403    250,000
13...................     88,762       31,670      31,670     250,000     51,768      51,768    250,000
14...................     98,211       33,728      33,728     250,000     57,308      57,308    250,000
15...................    108,133       35,573      35,573     250,000     63,020      63,020    250,000
16...................    118,551       37,185      37,185     250,000     68,910      68,910    250,000
17...................    129,489       38,533      38,533     250,000     74,975      74,975    250,000
18...................    140,975       39,583      39,583     250,000     81,218      81,218    250,000
19...................    153,035       40,288      40,288     250,000     87,628      87,628    250,000
20...................    165,698       40,598      40,598     250,000     94,210      94,210    250,000
Age 60...............    108,133       35,573      35,573     250,000     63,020      63,020    250,000
Age 65...............    165,698       40,598      40,598     250,000     94,210      94,210    250,000
Age 70...............    239,166       34,433      34,433     250,000    130,195     130,195    250,000
Age 75...............    332,933        6,050       6,050     250,000    173,975     173,975    250,000

                              HYPOTHETICAL 12%
                           GROSS INVESTMENT RETURN
                       -------------------------------
       POLICY          SURRENDER    POLICY      DEATH
        YEAR             VALUE     VALUE (2)   BENEFIT
       ------          ---------   ---------   -------
1....................         0       3,608    250,000
2....................       955       7,540    250,000
3....................     6,075      11,835    250,000
4....................    11,633      16,570    250,000
5....................    17,698      21,813    250,000
6....................    23,685      26,978    250,000
7....................    30,193      32,660    250,000
8....................    37,273      38,918    250,000
9....................    44,985      45,810    250,000
10...................    53,403      53,403    250,000
11...................    63,010      63,010    250,000
12...................    73,675      73,675    250,000
13...................    85,540      85,540    250,000
14...................    98,770      98,770    250,000
15...................   113,550     113,550    250,000
16...................   130,095     130,095    250,000
17...................   148,670     148,670    250,000
18...................   169,575     169,575    250,000
19...................   193,178     193,178    250,000
20...................   219,823     219,823    268,183
Age 60...............   113,550     113,550    250,000
Age 65...............   219,823     219,823    268,183
Age 70...............   404,793     404,793     469559
Age 75...............   719,740     719,740    770,122


---------------

(1) Assumes a $4,772.50 payment is made at the beginning of each Policy year. Values will be different if payments are made with a different frequency or in different amounts.



(2) Assumes that no Policy loan has been made. Excessive loans or withdrawals may cause this Policy to lapse because of insufficient Policy Value.



     THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN, AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY A POLICY OWNER, AND THE DIFFERENT INVESTMENT RATES OF RETURN FOR THE UNDERLYING FUNDS. THE VALUE OF UNITS, POLICY VALUE, AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF INVESTMENT RETURN AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE AND BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS, OR IF ANY PREMIUMS WERE ALLOCATED OR POLICY VALUE TRANSFERRED TO THE FIXED ACCOUNT. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                    CANADA LIFE INSURANCE COMPANY OF AMERICA


                              VARIABLE LIFE POLICY



                                                          FACE AMOUNT = $250,000


                                                         MALE NON-TOBACCO AGE 45


                                                          DEATH BENEFIT OPTION 3



                   BASED ON CURRENT MONTHLY COST OF INSURANCE


                             CHARGES WITHOUT RIDERS


                         PREMIUMS             HYPOTHETICAL 0%                   HYPOTHETICAL 6%
                        PAID PLUS         GROSS INVESTMENT RETURN           GROSS INVESTMENT RETURN
                         INTEREST     -------------------------------   -------------------------------
       POLICY             AT 5%       SURRENDER    POLICY      DEATH    SURRENDER    POLICY      DEATH
        YEAR           PER YEAR (1)     VALUE     VALUE (2)   BENEFIT     VALUE     VALUE (2)   BENEFIT
       ------          ------------   ---------   ---------   -------   ---------   ---------   -------
1....................      5,011            0        3153     250,000          0       3,380    250,000
2....................     10,273            0        6205     250,000        273       6,858    250,000
3....................     15,798         3395       9,158     250,000      4,680      10,440    250,000
4....................     21,599         7100      12,038     250,000      9,228      14,165    250,000
5....................     27,690        10750      14,865     250,000     13,940      18,055    250,000
6....................     34,085       14,355      17,648     250,000     18,838      22,130    250,000
7....................     40,801       17,920      20,390     250,000     23,938      26,405    250,000
8....................     47,852       21,448      23,093     250,000     29,250      30,895    250,000
9....................     55,255       24,928      25,750     250,000     34,783      35,608    250,000
10...................     63,029       28,355      28,355     250,000     40,543      40,543    250,000
11...................     71,192       31,988      31,988     250,000     46,868      46,868    250,000
12...................     79,763       35,525      35,525     250,000     53,480      53,480    250,000
13...................     88,762       38,943      38,943     250,000     60,383      60,383    250,000
14...................     98,211       42,240      42,240     250,000     67,600      67,600    250,000
15...................    108,133       45,418      45,418     250,000     75,153      75,153    250,000
16...................    118,551       48,400      48,400     250,000     83,008      83,008    250,000
17...................    129,489       51,260      51,260     250,000     91,250      91,250    250,000
18...................    140,975       53,983      53,983     250,000     99,913      99,913    250,000
19...................    153,035       56,563      56,563     250,000    109,025     109,025    250,000
20...................    165,698       58,993      58,993     250,000    118,620     118,620    250,000
Age 60...............    108,133       45,418      45,418     250,000     75,153      75,153    250,000
Age 65...............    165,698       58,993      58,993     250,000    118,620     118,620    250,000
Age 70...............    239,166       68,325      68,325     250,000    175,230     175,230    270,750
Age 75...............    332,933       71,080      71,080     250,000    246,685     246,685    343,250

                               HYPOTHETICAL 12%
                            GROSS INVESTMENT RETURN
                       ---------------------------------
       POLICY          SURRENDER    POLICY       DEATH
        YEAR             VALUE     VALUE (2)    BENEFIT
       ------          ---------   ---------   ---------
1....................         0       3,608      250,000
2....................       955       7,540      250,000
3....................     6,075      11,835      250,000
4....................    11,633      16,573      250,000
5....................    17,698      21,815      250,000
6....................    24,340      27,633      250,000
7....................    31,635      34,103      250,000
8....................    39,658      41,303      250,000
9....................    48,490      49,313      250,000
10...................    58,225      58,225      250,000
11...................    69,370      69,370      250,000
12...................    81,778      81,778      250,000
13...................    95,595      95,595      250,000
14...................   111,008     111,008      250,000
15...................   128,225     128,225      255,750
16...................   147,318     147,318      285,750
17...................   168,478     168,478      317,750
18...................   191,923     191,923      352,500
19...................   217,895     217,895      389,500
20...................   246,655     246,655      429,750
Age 60...............   128,225     128,225      255,750
Age 65...............   246,655     246,655      429,750
Age 70...............   443,495     443,495      685,000
Age 75...............   768,380     768,380    1,069,000


---------------

(1) Assumes a $4,772.50 payment is made at the beginning of each Policy year. Values will be different if payments are made with a different frequency or in different amounts.



(2) Assumes that no Policy loan has been made. Excessive loans or withdrawals may cause this Policy to lapse because of insufficient Policy Value.



     THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN, AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY A POLICY OWNER, AND THE DIFFERENT INVESTMENT RATES OF RETURN FOR THE UNDERLYING FUNDS. THE VALUE OF UNITS, POLICY VALUE, AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF INVESTMENT RETURN AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE AND BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS, OR IF ANY PREMIUMS WERE ALLOCATED OR POLICY VALUE TRANSFERRED TO THE FIXED ACCOUNT. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                    CANADA LIFE INSURANCE COMPANY OF AMERICA


                              VARIABLE LIFE POLICY



                                                          FACE AMOUNT = $250,000


                                                         MALE NON-TOBACCO AGE 45


                                                          DEATH BENEFIT OPTION 3



                 BASED ON GUARANTEED MONTHLY COST OF INSURANCE


                             CHARGES WITHOUT RIDERS


                         PREMIUMS             HYPOTHETICAL 0%                   HYPOTHETICAL 6%
                        PAID PLUS         GROSS INVESTMENT RETURN           GROSS INVESTMENT RETURN
                         INTEREST     -------------------------------   -------------------------------
       POLICY             AT 5%       SURRENDER    POLICY      DEATH    SURRENDER    POLICY      DEATH
        YEAR           PER YEAR (1)     VALUE     VALUE (2)   BENEFIT     VALUE     VALUE (2)   BENEFIT
       ------          ------------   ---------   ---------   -------   ---------   ---------   -------
1....................      5,011            0        3153     250,000          0       3,380    250,000
2....................     10,273            0        6205     250,000        273       6,858    250,000
3....................     15,798         3395       9,155     250,000      4,678      10,440    250,000
4....................     21,599         7100      12,038     250,000      9,225      14,165    250,000
5....................     27,690        10748      14,865     250,000     13,938      18,053    250,000
6....................     34,085       13,715      17,008     250,000     18,188      21,480    250,000
7....................     40,801       16,583      19,050     250,000     22,543      25,013    250,000
8....................     47,852       19,330      20,978     250,000     26,995      28,640    250,000
9....................     55,255       21,953      22,775     250,000     31,538      32,363    250,000
10...................     63,029       24,428      24,428     250,000     36,168      36,168    250,000
11...................     71,192       27,010      27,010     250,000     41,205      41,205    250,000
12...................     79,763       29,428      29,428     250,000     46,403      46,403    250,000
13...................     88,762       31,670      31,670     250,000     51,768      51,768    250,000
14...................     98,211       33,728      33,728     250,000     57,308      57,308    250,000
15...................    108,133       35,573      35,573     250,000     63,020      63,020    250,000
16...................    118,551       37,185      37,185     250,000     68,910      68,910    250,000
17...................    129,489       38,533      38,533     250,000     74,975      74,975    250,000
18...................    140,975       39,583      39,583     250,000     81,218      81,218    250,000
19...................    153,035       40,288      40,288     250,000     87,628      87,628    250,000
20...................    165,698       40,598      40,598     250,000     94,210      94,210    250,000
Age 60...............    108,133       35,573      35,573     250,000     63,020      63,020    250,000
Age 65...............    165,698       40,598      40,598     250,000     94,210      94,210    250,000
Age 70...............    239,166       34,433      34,433     250,000    130,195     130,195    250,000
Age 75...............    332,933        6,050       6,050     250,000    173,975     173,975    250,000

                              HYPOTHETICAL 12%
                           GROSS INVESTMENT RETURN
                       -------------------------------
       POLICY          SURRENDER    POLICY      DEATH
        YEAR             VALUE     VALUE (2)   BENEFIT
       ------          ---------   ---------   -------
1....................         0       3,608    250,000
2....................       955       7,540    250,000
3....................     6,075      11,835    250,000
4....................    11,633      16,570    250,000
5....................    17,698      21,813    250,000
6....................    23,685      26,978    250,000
7....................    30,193      32,660    250,000
8....................    37,273      38,918    250,000
9....................    44,985      45,810    250,000
10...................    53,403      53,403    250,000
11...................   131,260     131,260    250,000
12...................    73,675      73,675    250,000
13...................    85,540      85,540    250,000
14...................    98,770      98,770    250,000
15...................   113,550     113,550    250,000
16...................   130,095     130,095    252,250
17...................   148,438     148,438    280,000
18...................   168,590     168,590    309,500
19...................   190,700     190,700    341,000
20...................   214,935     214,935    374,500
Age 60...............   113,550     113,550    250,000
Age 65...............   214,935     214,935    374,500
Age 70...............   374,923     374,923    579,000
Age 75...............   621,348     621,348    864,500


---------------

(1) Assumes a $4,772.50 payment is made at the beginning of each Policy year. Values will be different if payments are made with a different frequency or in different amounts.



(2) Assumes that no Policy loan has been made. Excessive loans or withdrawals may cause this Policy to lapse because of insufficient Policy Value.



     THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN, AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY A POLICY OWNER, AND THE DIFFERENT INVESTMENT RATES OF RETURN FOR THE UNDERLYING FUNDS. THE VALUE OF UNITS, POLICY VALUE, AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF INVESTMENT RETURN AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE AND BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS, OR IF ANY PREMIUMS WERE ALLOCATED OR POLICY VALUE TRANSFERRED TO THE FIXED ACCOUNT. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                                   APPENDIX E



                    CALCULATION OF MAXIMUM SURRENDER CHARGES



     A separate surrender charge is computed on the Date of Issue and on each increase in Face Amount.



     A limitation on surrender charges is imposed based on the Standard Non-Forfeiture Law of each state. The maximum surrender charges at the Date of Issue and on each increase in Face Amount are shown in the table below. The surrender charge decreases by one-ninth each year. See -- "Surrender Charge" under CHARGES AND DEDUCTIONS.



     The maximum surrender charges are based on the age (on the Date of Issue or date of any increase in Face Amount), sex, and Underwriting Class of the Insured as indicated in the table below.



                MAXIMUM SURRENDER CHARGE PER $1,000 FACE AMOUNT



              AGE AT
             ISSUE OR                  MALE       MALE      FEMALE     FEMALE     UNISEX     UNISEX
             INCREASE               NON-TOBACCO  TOBACCO  NON-TOBACCO  TOBACCO  NON-TOBACCO  TOBACCO
             --------               -----------  -------  -----------  -------  -----------  -------
0.................................      N/A       14.46       N/A       13.54       N/A       14.26
1.................................      N/A       14.44       N/A       13.53       N/A       14.23
2.................................      N/A       14.58       N/A       13.64       N/A       14.36
3.................................      N/A       14.73       N/A       13.76       N/A       14.51
4.................................      N/A       14.91       N/A       13.89       N/A       14.67
5.................................      N/A       15.09       N/A       14.01       N/A       14.85
6.................................      N/A       15.29       N/A       14.16       N/A       15.03
7.................................      N/A       15.50       N/A       14.31       N/A       15.23
8.................................      N/A       15.73       N/A       14.48       N/A       15.44
9.................................      N/A       15.96       N/A       14.66       N/A       15.67
10................................      N/A       16.22       N/A       14.87       N/A       15.91
11................................      N/A       16.47       N/A       15.06       N/A       16.16
12................................      N/A       16.75       N/A       15.26       N/A       16.42
13................................      N/A       17.03       N/A       15.48       N/A       16.69
14................................      N/A       17.31       N/A       15.70       N/A       16.96
15................................      N/A       17.60       N/A       15.92       N/A       17.24
16................................      N/A       17.90       N/A       16.15       N/A       17.52
17................................      N/A       18.17       N/A       16.39       N/A       17.80
18................................     16.62      18.47      15.60      16.64      16.42      18.10
19................................     16.84      18.78      15.82      16.89      16.63      18.40
20................................     17.06      19.11      16.04      17.16      16.86      18.71
21................................     17.30      19.46      16.27      17.45      17.09      19.05
22................................     17.55      19.83      16.51      17.75      17.34      19.41
23................................     17.84      20.23      16.78      18.06      17.62      19.79
24................................     18.14      20.65      17.04      18.38      17.92      20.18
25................................     18.46      21.08      17.39      18.74      18.24      20.60
26................................     18.80      21.53      17.69      19.09      18.58      21.03
27................................     19.16      22.01      18.01      19.46      18.93      21.49
28................................     19.55      22.52      18.34      19.86      19.30      21.97
29................................     19.96      23.06      18.69      20.28      19.70      22.49
30................................     20.38      23.64      19.06      20.73      20.11      23.04
31................................     20.84      24.25      19.44      21.20      20.55      23.62
32................................     21.32      24.91      19.85      21.69      21.01      24.24
33................................     21.82      25.58      20.27      22.21      21.50      24.88
34................................     22.35      26.29      20.71      22.74      22.01      25.55
35................................     22.91      27.04      21.18      23.29      22.55      26.26
36................................     23.43      27.74      21.61      23.79      23.06      26.91

              AGE AT
             ISSUE OR                  MALE       MALE      FEMALE     FEMALE     UNISEX     UNISEX
             INCREASE               NON-TOBACCO  TOBACCO  NON-TOBACCO  TOBACCO  NON-TOBACCO  TOBACCO
             --------               -----------  -------  -----------  -------  -----------  -------
37................................     23.99      28.48      22.06      24.33      23.59      27.60
38................................     24.57      29.24      22.54      24.90      24.15      28.32
39................................     25.19      30.05      23.04      25.50      24.75      29.09
40................................     25.85      30.91      23.57      26.12      25.38      29.89
41................................     26.54      31.81      24.13      26.77      26.04      30.73
42................................     27.28      32.76      24.71      27.45      26.75      31.62
43................................     28.06      33.77      25.33      28.14      27.49      32.56
44................................     28.89      34.83      25.99      28.86      28.28      33.54
45................................     29.76      35.93      26.68      29.62      29.12      34.56
46................................     30.67      37.12      27.39      30.42      29.99      35.66
47................................     31.64      38.34      28.15      31.26      30.90      36.79
48................................     32.64      39.58      28.95      32.13      31.86      37.94
49................................     33.69      40.88      29.79      33.05      32.87      39.14
50................................     34.80      42.22      30.67      34.00      33.92      40.39
51................................     35.98      43.62      31.62      35.04      35.05      41.69
52................................     37.24      45.08      32.62      36.12      36.26      43.05
53................................     38.58      46.69      33.68      37.28      37.53      44.54
54................................     40.00      48.39      34.80      38.49      38.88      46.11
55................................     41.51      50.17      36.00      39.78      40.32      47.76
56................................     43.00      51.95      37.21      41.11      41.74      49.41
57................................     44.57      53.82      38.50      42.52      43.25      51.14
58................................     46.22      53.76      39.88      44.05      44.83      52.93
59................................     47.95      53.45      41.34      45.67      46.49      53.76
60................................     49.76      53.14      42.87      47.36      48.22      53.46
61................................     51.61      52.94      44.46      49.11      50.01      53.25
62................................     53.56      52.74      46.14      50.97      51.88      53.04
63................................     53.30      52.55      47.92      52.87      53.54      52.84
64................................     52.97      52.36      49.82      53.52      53.23      52.64
65................................     52.64      52.16      51.84      53.24      52.91      52.42
66................................     52.53      52.06      53.85      53.16      52.81      52.34
67................................     52.42      51.96      53.76      53.08      52.70      52.24
68................................     52.30      51.86      53.66      53.00      52.59      52.15
69................................     52.18      51.75      53.55      52.91      52.47      52.05
70................................     52.05      51.64      53.44      52.82      52.35      51.95
71................................     51.91      51.52      53.30      52.66      52.21      51.83
72................................     51.77      51.40      53.16      52.53      52.07      51.71
73................................     51.62      51.28      53.01      52.39      51.93      51.59
74................................     51.47      51.16      52.85      52.24      51.78      51.47
75................................     51.32      51.04      52.69      52.09      51.62      51.34
76................................     51.16      50.90      52.52      51.94      51.46      51.20
77................................     50.99      50.75      52.34      51.78      51.30      51.06
78................................     50.83      50.60      52.16      51.62      51.13      50.90
79................................     50.66      50.45      51.98      51.47      50.96      50.75
80................................     50.49      50.29      51.79      51.31      50.79      50.59
81................................     50.33      50.15      51.59      51.15      50.62      50.44
82................................     50.17      50.01      51.39      51.00      50.45      50.30
83................................     50.01      49.87      51.19      50.84      50.28      50.14
84................................     49.85      49.72      50.99      50.63      50.11      49.97
85................................     49.69      49.56      50.77      50.41      49.93      49.79

EXAMPLES



     For the purpose of these examples, assume that a male, issue age 35, non-tobacco purchases a $75,000 Policy. His surrender charge is calculated as follows:



     The surrender charge is equal to $1,718.25 (22.91 x 75).



EXAMPLE 1:



     Assume the Policyowner surrenders the Policy in the 10th Policy month. The surrender charge is $1,718.25.



EXAMPLE 2:



     Assume the Policyowner surrenders the Policy in the 61st Policy month. Also assume that the surrender charge decreases by 1/9th of the original surrender charge each year. In this example, the surrender charge would be $763.59.

                                   APPENDIX F



                            PERFORMANCE INFORMATION



     The Policies and interests in the Sub-Accounts were first offered to the public in 2000 and do not yet have any performance history. However, we may show average annual total return performance information based on the periods that the underlying Funds have been in existence, adjusted to reflect certain Policy fees and charges. The results for any period prior to the Policies and interests in the Sub-Accounts being offered will be calculated as if the Policies and interests in the Sub-Accounts had been offered during that period of time, reflecting only those charges assumed to apply to all Policy Owners ("Common Charges"). However, charges such as Cost of Insurance Charges, Monthly Expense Charges, and Surrender Charges, which are based on the Insured's sex, age, and underwriting class and which therefore vary with each Policy, are not reflected in the rates of return shown below. IF THESE CHARGES WERE DEDUCTED, PERFORMANCE WOULD HAVE BEEN SIGNIFICANTLY LOWER. These rates of return are not estimates, projections or guarantees of future performance. In the future, we will show total return and average annual total return performance information based on the periods that the Sub-Accounts have been in existence.



     We may compare performance information in reports and promotional literature to:



     - Standard & Poor's 500 Composite Stock Price Index ("S&P 500")



     - Dow Jones Industrial Average ("DJIA")



     - Shearson Lehman Aggregate Bond Index



     - Other unmanaged indices of unmanaged securities widely regarded by investors as representative of the securities markets



     - Other groups of variable life separate accounts or other investment products tracked by Lipper Inc.



     - Other services, companies, publications, or persons such as Morningstar, Inc., who rank the investment products on performance or other criteria



     - The Consumer Price Index



     Unmanaged indices may assume the reinvestment of dividends but generally do not reflect deductions for insurance and administrative charges, separate account charges and fund management costs and expenses.



     In advertising, sales literature, publications or other materials, we may give information on various topics of interest to Policy owners and prospective Policy owners. These topics may include:



     - The relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, market timing, dollar cost averaging, asset allocation and automatic account rebalancing)



     - The advantages and disadvantages of investing in tax-deferred and taxable investments



     - Customer profiles and hypothetical payment and investment scenarios



     - Financial management and tax and retirement planning



     - Investment alternatives to certificates of deposit and other financial instruments, including comparisons between the Policies and the characteristics of and market for the financial instruments.



     At times, the Company may also show the ratings and other information assigned to it by independent rating organizations such as A.M. Best Company ("A.M. Best"), Moody's Investors Service ("Moody's"), Standard & Poor's Insurance Rating Services ("S&P") and Duff & Phelps. A.M. Best's and Moody's ratings reflect their current opinion of the Company's relative financial strength and operating performance in comparison to the norms of the life/heath insurance industry. S&P's and Duff & Phelps' ratings measure the ability of an insurance company to meet its obligations under insurance policies it issues but do not measure the ability of such companies to meet other non-policy obligations. The ratings also do not relate to the performance of the underlying funds.

     The following performance information is based on the periods that the underlying Funds have been in existence. The performance information is calculated after deducting total underlying Fund expenses and all Common Charges, including the Monthly Administration Fee, Monthly Mortality and Expense Risk Charge, and Payment Expense Charge. The performance information does NOT reflect Cost of Insurance Charges, Monthly Expense Charges, Surrender Charges, Partial Withdrawal Charges, or any Monthly Rider Charges, Transfer Charges, or Other Administrative Charges that may apply under the Policy. The Cost of Insurance Charge, Monthly Expense Charge, and Surrender Charge vary with each Policy and depend upon certain factors, such as sex, age, and underwriting class of the Insured. The Partial Withdrawal Charge is comprised of a 2% transaction fee of the amount withdrawn (not to exceed $25 for each partial withdrawal). See CHARGES AND DEDUCTIONS. THE RETURNS WOULD HAVE BEEN SIGNIFICANTLY LOWER IF SUCH CHARGES WERE REFLECTED.



     It is assumed that an annual premium payment of $4,500 was made at the beginning of each Policy year. "One-Year Total Return" refers to the total of the income generated by a Sub-Account (had the Sub-Account been in existence for the period), for the one-year period ended December 31, 1999. "Average Annual Total Return" is based on the same charges and assumptions, but reflects the hypothetical annually compounded return that would have produced the same cumulative return if the Sub-Account's performance had been constant over the entire period. Because average annual total returns tend to smooth out variations in annual performance return, they are not the same as actual year-by-year results.



         ADJUSTED AVERAGE ANNUAL TOTAL RETURNS FOR THE UNDERLYING FUNDS
                    FOR THE PERIODS ENDING DECEMBER 31, 1999
                     ADJUSTED TO REFLECT COMMON CHARGES AND
         EXCLUDING COST OF INSURANCE CHARGES, MONTHLY EXPENSE CHARGES,
               PARTIAL WITHDRAWAL CHARGES, AND SURRENDER CHARGES



                                                         ONE-YEAR             10 YEARS OR LIFE     FUND
                                                          TOTAL                OF SUB-ACCOUNT    INCEPTION
                    UNDERLYING FUND                       RETURN    5 YEARS      (IF LESS)         DATE
                    ---------------                      --------   -------   ----------------   ---------
Alger American Growth..................................        %         %              %        01/08/89
Alger American Leveraged AllCap........................        %         %              %        01/25/95
Alger American MidCap Growth...........................        %         %              %        05/03/93
Alger American Small Capitalization....................        %         %              %        09/20/88
Berger/BIAM IPT-International..........................        %         %              %        05/01/97
Berger IPT-Small Company Growth........................        %         %              %        05/01/96
Dreyfus-Appreciation...................................        %         %              %        03/31/93
Dreyfus-Growth and Income..............................        %         %              %        05/02/94
Dreyfus Socially Responsible...........................        %         %              %        10/07/93
Fidelity VIP Growth....................................        %         %              %        10/09/86
Fidelity VIP High Income...............................        %         %              %        09/19/85
Fidelity VIP Money Market*.............................        %         %              %        04/01/82
Fidelity VIP Overseas..................................        %         %              %        01/28/87
Fidelity VIP II Asset Manager..........................        %         %              %        09/06/89
Fidelity VIP II Contrafund.............................        %         %              %        01/03/95
Fidelity VIP II Index 500..............................        %         %              %        08/27/92
Fidelity VIP II Investment Grade Bond..................        %         %              %        12/05/88
Fidelity VIP III Growth Opportunities..................        %         %              %        01/03/95
Goldman Sachs VIT Capital Growth.......................        %         %              %
Goldman Sachs VIT CORE U.S. Equity.....................        %         %              %
Goldman Sachs VIT Global Income........................        %         %              %
Goldman Sachs VIT Growth and Income....................        %         %              %
Montgomery Variable Series: Emerging Markets...........        %         %              %        02/02/96

                                                         ONE-YEAR             10 YEARS OR LIFE     FUND
                                                          TOTAL                OF SUB-ACCOUNT    INCEPTION
                    UNDERLYING FUND                       RETURN    5 YEARS      (IF LESS)         DATE
                    ---------------                      --------   -------   ----------------   ---------
Montgomery Variable Series: Growth.....................        %         %              %        02/09/96
Seligman Communications and Information................        %         %              %        10/11/94
Seligman Frontier......................................        %         %              %        10/11/94


---------------

* The yield more closely reflects the current earnings of the Fidelity VIP Money Market Portfolio than its total return. The Fidelity VIP Money Market Portfolio current yield (annualized yield for a seven day period ended
  December 31, 2000) is [     ]%.



     As show below, we may also show average annual total return performance information based on the periods that the underlying Funds have been in existence, after deducting total underlying Fund expenses and all Common Charges except the Payment Expense Charge. The Payment Expense Charge equals 6.00% of each payment made under the Policy, and is composed of a 2.00% Premium Tax Charge, a 1.00% Deferred Acquisition Costs (DAC Tax) Charge, and a 3.00% Front-End Sales Load Charge. See CHARGES AND DEDUCTIONS. The returns would have been lower if the Payment Expense Charge was reflected.



         ADJUSTED AVERAGE ANNUAL TOTAL RETURNS FOR THE UNDERLYING FUNDS
                    FOR THE PERIODS ENDING DECEMBER 31, 1999
                       ADJUSTED TO REFLECT COMMON CHARGES
                  (OTHER THAN THE PAYMENT EXPENSE CHARGE) AND
          EXCLUDING PAYMENT EXPENSE CHARGE, COST OF INSURANCE CHARGES,
   MONTHLY EXPENSE CHARGES, PARTIAL WITHDRAWAL CHARGES, AND SURRENDER CHARGES



                                                         ONE-YEAR             10 YEARS OR LIFE     FUND
                                                          TOTAL                OF SUB-ACCOUNT    INCEPTION
                    UNDERLYING FUND                       RETURN    5 YEARS      (IF LESS)         DATE
                    ---------------                      --------   -------   ----------------   ---------
Alger American Growth..................................         %         %              %       01/08/89
Alger American Leveraged AllCap........................         %         %              %       01/25/95
Alger American MidCap Growth...........................         %         %              %       05/03/93
Alger American Small Capitalization....................         %         %              %       09/20/88
Berger/BIAM IPT-International..........................         %         %              %       05/01/97
Berger IPT-Small Company Growth........................         %         %              %       05/01/96
Dreyfus Appreciation...................................         %         %              %       03/31/93
Dreyfus-Growth and Income..............................         %         %              %       05/02/94
Dreyfus Socially Responsible...........................         %         %              %       10/07/93
Fidelity VIP Growth....................................         %         %              %       10/09/86
Fidelity VIP High Income...............................         %         %              %       09/19/85
Fidelity VIP Money Market*.............................         %         %              %       04/01/82
Fidelity VIP Overseas..................................         %         %              %       01/28/87
Fidelity VIP II Asset Manager..........................         %         %              %       09/06/89
Fidelity VIP II Contrafund.............................         %         %              %       01/03/95
Fidelity VIP II Index 500..............................         %         %              %       08/27/92
Fidelity VIP II Investment Grade Bond..................         %         %              %       12/05/88
Fidelity VIP III Growth Opportunities..................         %         %              %       01/03/95
Goldman Sachs VIT Capital Growth.......................         %         %              %
Goldman Sachs VIT CORE U.S. Equity.....................         %         %              %
Goldman Sachs VIT Global Income........................         %         %              %
Goldman Sachs VIT Growth and Income....................         %         %              %
Montgomery Variable Series: Emerging Markets...........         %         %              %       02/02/96

                                                         ONE-YEAR             10 YEARS OR LIFE     FUND
                                                          TOTAL                OF SUB-ACCOUNT    INCEPTION
                    UNDERLYING FUND                       RETURN    5 YEARS      (IF LESS)         DATE
                    ---------------                      --------   -------   ----------------   ---------
Montgomery Variable Series: Growth.....................         %         %              %       02/09/96
Seligman Communications and Information................         %         %              %       10/11/94
Seligman Frontier......................................         %         %              %       10/11/94



---------------


* The yield more closely reflects the current earnings of the Fidelity VIP Money Market Portfolio than its total return. The Fidelity VIP Money Market Portfolio current yield (annualized yield for a seven day period ended
  December 31, 2000) is [     ]%.



     Performance information reflects only the performance of a hypothetical investment during the particular time period on which the calculations are based. One-year total return and average annual total return figures are based on historical earnings and are not intended to indicate future performance. Performance information should be considered in light of the investment objectives and policies, characteristics and quality of the underlying Fund in which a Sub-Account invests and the market conditions during the given time period, and should not be considered as a representation of what may be achieved in the future.



     Policy owners should also refer to the hypothetical illustrations set forth in Appendix D -- examples of death benefit, policy values, and accumulated payments and should request personalized illustrations which illustrate variations of the death benefit, policy values, and accumulated payments under their policy.

                                   APPENDIX G



                        MAXIMUM MONTHLY EXPENSE CHARGES



     A Monthly Expense Charge is computed on the Date of Issue and on each increase in Face Amount.



     THE MONTHLY EXPENSE CHARGE IS BASED ON THE AGE (ON THE DATE OF ISSUE OR ON THE DATE OF ANY INCREASE IN FACE AMOUNT), SEX, AND UNDERWRITING CLASS OF THE INSURED AS INDICATED IN THE TABLE BELOW.



            MAXIMUM MONTHLY EXPENSE CHARGES PER $1000 OF FACE AMOUNT



              AGE OF
             ISSUE OR                  MALE        MALE       FEMALE      FEMALE      UNISEX      UNISEX
             INCREASE               NON-TOBACCO   TOBACCO   NON-TOBACCO   TOBACCO   NON-TOBACCO   TOBACCO
             --------               -----------   -------   -----------   -------   -----------   -------
0.................................       N/A       $0.11         N/A       $0.08         N/A       $0.10
1.................................       N/A       $0.11         N/A       $0.08         N/A       $0.11
2.................................       N/A       $0.12         N/A       $0.08         N/A       $0.11
3.................................       N/A       $0.12         N/A       $0.08         N/A       $0.11
4.................................       N/A       $0.12         N/A       $0.09         N/A       $0.11
5.................................       N/A       $0.12         N/A       $0.09         N/A       $0.12
6.................................       N/A       $0.13         N/A       $0.09         N/A       $0.12
7.................................       N/A       $0.13         N/A       $0.09         N/A       $0.12
8.................................       N/A       $0.13         N/A       $0.09         N/A       $0.12
9.................................       N/A       $0.14         N/A       $0.10         N/A       $0.13
10................................       N/A       $0.14         N/A       $0.10         N/A       $0.13
11................................       N/A       $0.14         N/A       $0.10         N/A       $0.13
12................................       N/A       $0.14         N/A       $0.11         N/A       $0.14
13................................       N/A       $0.15         N/A       $0.11         N/A       $0.14
14................................       N/A       $0.15         N/A       $0.11         N/A       $0.14
15................................       N/A       $0.15         N/A       $0.11         N/A       $0.15
16................................       N/A       $0.16         N/A       $0.12         N/A       $0.15
17................................       N/A       $0.16         N/A       $0.12         N/A       $0.15
18................................     $0.12       $0.16       $0.11       $0.12       $0.12       $0.16
19................................     $0.13       $0.17       $0.11       $0.13       $0.12       $0.16
20................................     $0.13       $0.17       $0.12       $0.13       $0.13       $0.16
21................................     $0.13       $0.17       $0.12       $0.13       $0.13       $0.17
22................................     $0.14       $0.18       $0.12       $0.14       $0.13       $0.17
23................................     $0.14       $0.18       $0.12       $0.14       $0.14       $0.17
24................................     $0.15       $0.19       $0.13       $0.15       $0.14       $0.18
25................................     $0.15       $0.19       $0.13       $0.15       $0.15       $0.18
26................................     $0.15       $0.19       $0.13       $0.15       $0.15       $0.19
27................................     $0.16       $0.20       $0.14       $0.16       $0.15       $0.19
28................................     $0.16       $0.20       $0.14       $0.16       $0.16       $0.19
29................................     $0.17       $0.21       $0.14       $0.17       $0.16       $0.20
30................................     $0.17       $0.21       $0.15       $0.17       $0.17       $0.20
31................................     $0.17       $0.21       $0.15       $0.17       $0.17       $0.21
32................................     $0.18       $0.22       $0.15       $0.18       $0.17       $0.21
33................................     $0.18       $0.22       $0.15       $0.18       $0.18       $0.21
34................................     $0.19       $0.23       $0.16       $0.19       $0.18       $0.22
35................................     $0.19       $0.23       $0.16       $0.19       $0.18       $0.22
36................................     $0.21       $0.25       $0.17       $0.21       $0.20       $0.24
37................................     $0.22       $0.27       $0.19       $0.22       $0.21       $0.26
38................................     $0.24       $0.29       $0.20       $0.24       $0.23       $0.28
39................................     $0.25       $0.31       $0.21       $0.25       $0.24       $0.29

              AGE OF
             ISSUE OR                  MALE        MALE       FEMALE      FEMALE      UNISEX      UNISEX
             INCREASE               NON-TOBACCO   TOBACCO   NON-TOBACCO   TOBACCO   NON-TOBACCO   TOBACCO
             --------               -----------   -------   -----------   -------   -----------   -------
40................................     $0.27       $0.33       $0.23       $0.27       $0.26       $0.31
41................................     $0.28       $0.34       $0.24       $0.28       $0.27       $0.33
42................................     $0.30       $0.36       $0.25       $0.30       $0.29       $0.35
43................................     $0.31       $0.38       $0.26       $0.31       $0.30       $0.37
44................................     $0.33       $0.40       $0.28       $0.33       $0.32       $0.39
45................................     $0.34       $0.42       $0.29       $0.34       $0.33       $0.40
46................................     $0.36       $0.44       $0.30       $0.36       $0.35       $0.42
47................................     $0.38       $0.46       $0.32       $0.37       $0.36       $0.44
48................................     $0.39       $0.48       $0.33       $0.39       $0.38       $0.46
49................................     $0.41       $0.50       $0.35       $0.40       $0.40       $0.48
50................................     $0.43       $0.52       $0.36       $0.42       $0.42       $0.50
51................................     $0.44       $0.54       $0.37       $0.43       $0.43       $0.52
52................................     $0.46       $0.56       $0.38       $0.45       $0.44       $0.53
53................................     $0.47       $0.57       $0.40       $0.46       $0.46       $0.55
54................................     $0.49       $0.59       $0.41       $0.48       $0.47       $0.57
55................................     $0.50       $0.61       $0.42       $0.49       $0.48       $0.59
56................................     $0.53       $0.65       $0.45       $0.52       $0.51       $0.62
57................................     $0.56       $0.69       $0.47       $0.55       $0.55       $0.66
58................................     $0.60       $0.72       $0.50       $0.58       $0.58       $0.70
59................................     $0.63       $0.76       $0.52       $0.61       $0.61       $0.73
60................................     $0.66       $0.80       $0.55       $0.64       $0.64       $0.77
61................................     $0.70       $0.82       $0.58       $0.67       $0.68       $0.79
62................................     $0.74       $0.83       $0.61       $0.71       $0.71       $0.81
63................................     $0.78       $0.85       $0.64       $0.74       $0.75       $0.83
64................................     $0.82       $0.86       $0.67       $0.78       $0.79       $0.85
65................................     $0.86       $0.88       $0.70       $0.81       $0.83       $0.87
66................................     $0.86       $0.88       $0.70       $0.80       $0.83       $0.86
67................................     $0.86       $0.87       $0.69       $0.80       $0.82       $0.86
68................................     $0.85       $0.87       $0.69       $0.79       $0.82       $0.85
69................................     $0.85       $0.86       $0.68       $0.79       $0.82       $0.85
70................................     $0.85       $0.86       $0.68       $0.78       $0.82       $0.84
71................................     $0.85       $0.86       $0.68       $0.78       $0.82       $0.84
72................................     $0.85       $0.86       $0.68       $0.78       $0.82       $0.84
73................................     $0.85       $0.86       $0.68       $0.78       $0.82       $0.84
74................................     $0.85       $0.86       $0.68       $0.78       $0.82       $0.84
75................................     $0.85       $0.86       $0.68       $0.78       $0.82       $0.84
76................................     $0.85       $0.86       $0.68       $0.78       $0.82       $0.84
77................................     $0.85       $0.86       $0.68       $0.78       $0.82       $0.84
78................................     $0.85       $0.86       $0.68       $0.78       $0.82       $0.84
79................................     $0.85       $0.86       $0.68       $0.78       $0.82       $0.84
80................................     $0.85       $0.86       $0.68       $0.78       $0.82       $0.84
81................................     $0.85       $0.86       $0.68       $0.78       $0.82       $0.84
82................................     $0.85       $0.86       $0.68       $0.78       $0.82       $0.84
83................................     $0.85       $0.86       $0.68       $0.78       $0.82       $0.84
84................................     $0.85       $0.86       $0.68       $0.78       $0.82       $0.84
85................................     $0.85       $0.86       $0.68       $0.78       $0.82       $0.84

EXAMPLES



     For a male, issue age 35, non-tobacco with a $75,000 Policy, the maximum Monthly Expense Charge (per table) would be: $14.25 ($0.19 x 75)



     For a male, issue age 50, non-tobacco with a $75,000 Policy, the maximum Monthly Expense Charge (per table) would be: $32.25 ($0.43 x 75)



     For a male, issue age 65, non-tobacco with a $75,000 Policy, the maximum Monthly Expense Charge (per table) would be: $64.50 ($0.86 x 75)

                          PART II - OTHER INFORMATION

                                  UNDERTAKINGS

1. Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission (the "SEC") such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the SEC theretofore or hereafter duly adopted pursuant to authority conferred in that section.

2. Canada Life Insurance Company of America's By-Laws provide in Article II, Section 10 as follows:

        In addition to any indemnification to which a person may be entitled to under common law or otherwise, each person who is or was a director, an officer, or an employee of this Corporation, or is or was serving at the request of the Corporation as a director, an officer, a partner, a trustee, or an employee of another foreign or domestic corporation, partnership, joint venture, trust, or other enterprises, whether profit or not, shall be indemnified by the Corporation to the fullest extent permitted by the laws of the State of Michigan as they may be in effect from time to time. This Corporation may purchase and maintain insurance on behalf of any such person against any liability asserted against and incurred by such person in any such capacity or arising out of his or her status as such, whether or not the corporation would have power to indemnify such person against such liability under the laws of the State of Michigan.

        In addition, Sections 5241 and 5242 of the Michigan Insurance Code generally provides that a corporation has the power ( and in some instances the obligation) to indemnify a director, officer, employee or agent of the corporation, or a person serving at the request of the corporation as a director, officer, partner, trustee, employee or agent of another corporation or other entity (the "indemnities") against reasonably incurred expenses in a civil, administrative, criminal or investigative action, suit or proceeding if the indemnitee acted in good faith in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation or its shareholders or policyholders (or, in the case of a criminal action, if the indemnitee had no reasonable cause to believe his or her conduct was unlawful).


3. Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the questions whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

                                REPRESENTATIONS

Canada Life represents that the fees and charges deducted under the Policies, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Canada Life.

                       CONTENTS OF REGISTRATION STATEMENT

        This registration statement consists of the following papers and documents:

        The facing sheet.

        The prospectus consisting of 85 pages.

        Undertakings.

        Representations.

        The signatures.

        Written consent or opinion of the following persons:

               Craig Edwards
               Paul Myers
               Ernst & Young, LLP

        The following exhibits:

Exhibits required by paragraph A of instructions for Exhibits in Form N-8B-2:


        1.A.1. Certified resolutions of the board of directors of Canada Life Insurance Company of America establishing Canada Life of America Variable Life Account 1.(3)


        1.A.2.      None.


        1.A.3.a. Form of Distribution Agreement between Canada Life Insurance Company of America, and Canada Life of America Financial Services, Inc.



        1.A.3.b. Form of Selling Agreement among Canada Life of America Financial Services, Inc., Canada Life Insurance Company of America and selling broker-dealers.


        1.A.4.      Not Applicable.


        1.A.5.      Form of Contract. (3)

1.A.5.a.       Form of guaranteed death benefit rider.

1.A.5.b.       Form of disability waiver of payment rider.

1.A.5.c.       Form of term life insurance rider.

1.A.5.d.       Form of other insured term insurance rider.


1.A.5.e.       Form of accelerated death benefit option rider.


1.A.6.a.       Articles of Incorporation of Canada Life Insurance Company of
               America.(1)

1.A.6.b.       By-Laws of Canada Life Insurance Company of America.(1)

1.A.7.         Not applicable.

1.A.8.         Not applicable.

1.A.9.         Not applicable.

1.A.10.        Form of Contract Application.(3)

2.             See Exhibits 1.A.

3.             Opinion and consent of Counsel.

4.             Not applicable.

5.             Not applicable.

6.             Opinion and consent of Actuary.

7.             Consent of Ernst & Young LLP.

8. Description of Canada Life Insurance Company of America's Issuance, Transfer and Redemption Procedures for Policies.

9.             Powers of Attorney.(5)


10.            (a)   Participation Agreement Between Dreyfus Corporation
                     and Canada Life Insurance Company of America(1)



               (b) Participation Agreement Between Montgomery Asset Management, L.P. and Canada Life Insurance Company of America(1)



               (c) Participation Agreement Between Fred Alger and Company, Inc. and Canada Life Insurance Company of America(1)



               (d) Participation Agreement Among Variable Insurance Products Fund, Fidelity Distributors Corporation and Canada Life Insurance Company of America(2)



               (e) Participation Agreement Among Berger Institutional Products Trust and Canada Life Insurance Company of America(1)



               (f) Participation Agreement Among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Canada Life Insurance Company of America(2)



               (g) Participation Agreement Among Variable Insurance Products Fund III, Fidelity Distributors Corporation and Canada Life Insurance Company of America(2)



               (h) Participation Agreement Among Berger Institutional Products Trust, Berger Associates, Inc. and Canada Life Insurance Company of America(2)



               (i) Participation Agreement Between Canada Life Insurance Company of America and The Dreyfus Socially Responsible Growth Fund, Inc.(2)



               (j) Participation Agreement Between Canada Life Insurance Company of America and Dreyfus Variable Investment Fund(2)



               (k) Amendment to Participation Agreement Among Variable Insurance Products Fund, Fidelity Distributors Corporation and Canada Life Insurance Company of America(2)



               (l) Amendment to Participation Agreement Among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Canada Life Insurance Company of America(2)



               (m)  Amendment to Participation Agreement By and Among Canada
                     Life Insurance Company of America and Montgomery Funds III and Montgomery Asset Management, L.P.(2)



               (n) Form of Participation Agreement By and Between Canada Life Insurance Company of America and GoldmanSachs, Inc.(4)



               (o) Amendment to Participation Agreement Among Variable Insurance Products Fund, Fidelity Distributors Corporation and Canada Life Insurance Company of America(5)



               (p) Amendment to Participation Agreement Among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Canada Life Insurance Company of America(5)



               (q) Amendment to Participation Agreement Among Variable Insurance Products Fund III, Fidelity Distributors Corporation and Canada Life Insurance Company of America(5)



               (r) Participation Agreement Among Berger Institutional Products Trust, Berger Associates, Inc. and Canada Life Insurance Company of America(5)

(s) Form of Product Development and Administrative Services Agreement between Canada Life Insurance Company of American and First Allmerica Financial Life Insurance Company.


27.            Not applicable.

------------------

(1) Incorporated herein by reference to Post-Effective Amendment No. 13 to the registration statement on Form N-4 (File No. 33-28889), filed on April 20, 1997.


(2) Incorporated herein by reference to Post-Effective Amendment No. 14 to the Registration Statement on Form N-4 (File No. 33-28889), filed on April 30, 1998.


(3) Incorporated herein by reference to the registration statement on Form S-6 (File No. 333-90449), filed on November 5, 1999.


(4) Incorporated herein by reference to Post-Effective Amendment No. 15 to the Registration Statement on Form N-4 (File No. 33-28889), filed on April 30, 1999.



(5) Incorporated herein by reference to Post-Effective Amendment No. 16 to the Registration Statement on Form N-4 (File No. 33-28889), filed on April 28, 2000.



(3)

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Canada Life of America Variable Life Account 1 has duly caused Pre-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in Fulton County, State of Georgia, on this 1st day of May, 2000.



                                                                     CANADA LIFE OF AMERICA VARIABLE LIFE
                                                                            ACCOUNT 1 (REGISTRANT)
                                                                     By: CANADA LIFE INSURANCE COMPANY OF
                                                                                   AMERICA (Depositor)

Attest:                 /s/ CRAIG EDWARDS                            By:   /s/  R.E. BEETTAM
        -------------------------------------------                      -------------------------------------------------
                 Craig Edwards                                                           R.E. Beettam, President

                                                                     By: CANADA LIFE INSURANCE COMPANY OF
                                                                              AMERICA (DEPOSITOR)


Attest:                 /s/ CRAIG EDWARDS                            By:   /s/  R.E. BEETTAM
        -------------------------------------------                      -------------------------------------------------
                 Craig Edwards                                                           R.E. Beettam, President


     Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment No. 1 to the Registration Statement has been signed below by the following persons in the capacities indicated on May 1, 2000.


SIGNATURE                                           TITLE
---------                                           -----
/s/  R.E. BEETTAM                       Chairman, President & Director
---------------------------------       (Principal Executive Officer)
R.E. Beettam


*                                        Director
---------------------------------
K.T. Ledwos


*                                        Director
--------------------------------
D.A. Loney


*                                        Director
--------------------------------
H.A. Rachfalowski


/s/ T.C. SCOTT                          Director & Financial V.P. (Principal
---------------------------------       Financial Officer & Principal Accounting
T.C. Scott                              Officer)

  *                                     Director
---------------------------------
  S.H. Zimmerman





* By: /S/ Ron Beettam
     ---------------------
     Ron Beettam
     Signed pursuant to power of attorney filed herewith